EXHIBIT 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

ANNUAL INFORMATION FORM For the year ended December 31, 2025

Dated: March 30, 2026

2070 – 1188 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA  V6E 4A2

WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

CONTENTS

Important information about this document	4
Reporting currency and financial information	4
Non-IFRS Financial Measures	4
Cautionary statement regarding forward-looking information	4
Examples of forward-looking information in this AIF	5
Material risks	6
Material assumptions	8
National Instrument 43-101 definitions	9
Glossary of units	12
Glossary of elements	12
Glossary of abbreviations and acronyms	13
Cautionary note to US investors	14

About First Mining	15
Vision and strategy	15
General overview of our business	16
Three-year history	18
Corporate organization	30
Our projects	31

Springpole	32
Technical report	32
Project description, location and access	32
History	35
Geological setting, mineralization and deposit types	37
Exploration and Drilling	37
Sampling, analysis and data verification	38
First Mining Programs	39
Mineral processing and metallurgical testing	43
Mineral resource estimates	45
Mineral reserve estimates	46
Mining methods	47
Processing and recovery operations	48
Infrastructure, permitting and compliance activities	48
Capital and operating costs	51
Recent developments	54
Exploration, development and production	55

Duparquet	58
Technical report	58
Project description, location and access	58
History	59
Geological setting, mineralization and deposit types	61
Exploration	63
Drilling	63
Sampling, analysis and security	64
Data verification	68
Mineral processing and metallurgical testing	69
Mineral resource estimates	73
Mining methods	77
Recovery methods	78

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Infrastructure	80
Environmental Studies, Permitting and Social/ Community Impact	81
Capital and Operating Costs	83
Economic Analysis	84
Conclusions and Recommendations from Duparquet PEA	85
Recent Developments	86
Non-material projects	86
Risks that can affect our business	87
Types of risk	87
Exploration, development, production and operational risks	87
Financial risks	92
Political risks	95
Regulatory risks	96
Environmental risks	97
Industry risks	99
Other risks	100
Investor information	105
Share capital	105
Common shares	105
Preferred shares	106
Security-based compensation and convertible securities	106
Material contracts	107
Market for our securities	109
Prior sales	110
Trading activity	111
Our team	111
Audit Committee information	118
Interests of experts	121
Additional information	122
Appendix A – Audit Committee Charter	123

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Important information about this document

This annual information form (“AIF”) provides important information about the Company. It describes, among other things, our history, our markets, our exploration and development projects, our Mineral Resources and Mineral Reserves, sustainability, our regulatory environment, the risks we face in our business, and the market for our shares.

Reporting currency and financial information

The reporting currency of the Company is Canadian dollars. Unless we have specified otherwise, all dollar amounts (“$”) referred to in this AIF are in Canadian dollars. Any references to “US$” mean United States (US) dollars. On December 31, 2025, the exchange rate of U.S. dollars into Canadian dollars, as published by the Bank of Canada, was US$1.00 equals $1.3706.

Throughout this document, unless stated otherwise or the context otherwise requires, the terms (i) “we”, “us”, “our”, the “Company” and “First Mining” mean First Mining Gold Corp. and our direct and indirect subsidiaries, and (ii) “shares”, “common shares” and “First Mining Shares” mean our common shares, without par value.

Non-IFRS Financial Measures

In this AIF, we refer to future estimates of financial measures that are not IFRS financial measures (“Non-IFRS Financial Measures”). These financial measures are widely used in the mining industry as a benchmark for performance but do not have standardized meanings prescribed by IFRS and may differ from methods used by other companies with similar descriptions. Non-IFRS Financial Measures should not be considered in isolation or in substitute for measures of performance prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These Non-IFRS Financial Measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole and Duparquet Projects (as defined below) and to plan and assess the overall effectiveness and efficiency of mining operations. Non-IFRS Financial Measures included in this AIF are as follows:

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Total Cash Costs and Total Cash Costs per Gold Ounce – Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the AIF in regards to the Springpole Project include mining costs, processing, water and waste management costs, on-site general and administrative costs, treatment and refining costs, royalties and silver stream credits. Total Cash Costs per oz is calculated as Total Cash Costs divided by total LOM payable gold ounces.

•

All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce – AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the AIF is in regards to the Springpole Project includes Total Cash Costs, sustaining capital and closure costs. AISC per Gold Ounce is calculated as AISC divided by total LOM payable gold oz.

The AISC and Total Cash Costs are future estimates only and, as the Company has not generated production from their Projects to date, no comparable historical figures are available.

Cautionary statement regarding forward-looking information

This AIF includes statements and information about our expectations for the future. When we discuss our strategy, business prospects and opportunities, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be “forward-looking information” or “forward-looking statements” under applicable securities laws. We refer to them in this AIF as forward-looking information.

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Key things to understand about the forward-looking information in this AIF:

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It typically includes words and phrases about the future, such as expect, believe, estimate, anticipate, plan, intend, predict, goal, target, forecast, project, scheduled, potential, strategy and proposed (see examples listed below).

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It is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in the light of management's experience and perception of historical trends, current conditions and expected future developments, including those we have listed below, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, because of the risks associated with our business. We list a number of these material risks on the next page. We recommend you also review other parts of this AIF, including the section “Risks that can affect our business” starting on page 87, which discuss other material risks that could cause our actual results to differ from current expectations.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects. It may not be appropriate for other purposes. Forward-looking information is made as of the date of this AIF and we will not update or revise such forward-looking information unless we are required to do so by applicable securities laws.

Examples of forward-looking information in this AIF

•	statements regarding future acquisitions of mineral properties

•	statements relating to our vision and strategy

•	statements relating to our plans or intentions to pay, or not pay, a dividend to our shareholders

•	our intention to de-risk our material assets through exploration, drilling, calculating resource estimates, conducting economic studies and other activities

•	our intention to utilize our management team’s expertise to successfully permit and construct producing mines at our material assets

•	statements relating to the criteria we will use when assessing potential acquisitions

•	our belief that we will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge

•	statements regarding our intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development

•	our ability to raise the capital necessary to fund the potential development of our properties

•	our ability to obtain the resources to conduct exploration and development activities on our properties

•	our belief that the policies and procedures implemented by our executive management team provide a safe working environment for all of our employees, consultants, contractors and stakeholders

•	forecasts relating to market developments and trends in global supply and demand for gold

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•	our ability to work with the various Indigenous communities in relation to the development of our projects

•	our intention to continue to make expenditures to ensure compliance with applicable laws and regulations

•	our intentions and expectations regarding exploration, drilling or operations any of our mineral properties or those operated by our partners

•	statements regarding the ultimate recovery of gold and silver from our properties, including the Springpole Project and the Duparquet Project (as defined below)

•

statements regarding regulatory approval and permitting, including but not limited to the Environmental Assessment process currently underway and our plans to complete a Feasibility Study on the Springpole Project

•	statements regarding our plans to address the legacy environmental issues at the Duparquet Project

•	forecasts relating to mining, development and other activities at our operations

•	statements regarding projected capital and operating costs, net present value, AISC, Total Cash Costs and internal rate of return and cash flows of the Springpole Project and the Duparquet Project

•	future royalty and tax payments and rates

•	future work on our non-material properties

•	our Mineral Reserve and Mineral Resource estimates

•	statements regarding our intentions with respect to our holdings of securities of other issuers

•	statements regarding future consideration payable to First Mining pursuant to the Silver Stream Agreement (as defined below)

•	the estimated capital and operating costs, production, cash flows and LOM estimates and economic returns from our material properties

Statements related to Mineral Resource and Mineral Reserve estimates are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the Mineral Resources and Mineral Reserves described exist in the quantities predicted or estimated or that it will become commercially viable to produce any portion of such resources.

Material risks

•	exploration, development and production risks	•	commodity price fluctuations

•	operational hazards	•	availability of capital and financing on acceptable terms

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global financial conditions including supply chain issues, increased inflation, interest rates, trade tariffs, economic sanctions and the impact of armed hostilities, such as those ongoing in the Ukraine and the Middle East

		•	we have no history of commercially producing metals from our mineral exploration properties
		•	our Mineral Reserve and Mineral Resource estimates may not be reliable, or we may encounter unexpected or challenging geological, hydrological or mining conditions

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•	our exploration plans may be delayed or may not be successful	•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, may prove to be inaccurate

•	we may not be able to obtain or maintain necessary permits or approvals from government authorities	•	we may be impacted by natural phenomena, including inclement weather, fire, flood and earthquakes and the impacts of climate change

•	we may be affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays	•

our exploration projects may be disrupted due to problems with our facilities, the unavailability of equipment, equipment failure, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risk

•	there may be defects in, or challenges to, title to our properties	•	uncertainties and substantial expenditures related to determining whether Mineral Resources or Mineral Reserves exist on a property

•	our current or future mineral tenure or operations may be challenged by one or more groups holding Indigenous rights	•	we may not be able to attract and retain suitable specialized personnel

•	some of our mineral projects have legacy environmental issues as a result of past operations which we may need to remediate	•	the impact of increased costs on the calculation of Mineral Reserves and on the economic viability of projects

•	we may lose our interest in certain projects if we fail to make certain required payments or minimum expenditures	•	future sales by existing shareholders could reduce the market price of our shares

•	we may be unable to enforce our legal rights under our existing agreements, permits or licences, or may be subject to litigation or arbitration that has an adverse outcome	•	climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions

•	we may be adversely affected by currency fluctuations, volatility in securities markets and volatility in mineral prices and interest rates	•	we are exposed to risks associated with our equity holdings in other public companies

•	accidents or equipment breakdowns may occur	•	risks associated with tariffs and their uncertainties and impacts on supply chains

•	the cyclical nature of the mining industry

•	there may be changes to government regulations or policies, including tax and trade laws and policies

•	we may be adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

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Material assumptions

•	the assumptions regarding market conditions upon which we have based our capital expenditure expectations

•	the availability of additional capital and financing on acceptable terms, or at all

•	our Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based are reliable

•	the success of our exploration plans

•	our expectations regarding spot prices and realized prices for gold and other precious metals

•	market developments and trends in global supply and demand for gold meeting expectations

•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

•	our reclamation expenses

•	the geological conditions at our properties

•	the underlying title to each of our properties is valid and will continue to be so

•	our ability to satisfy payment and minimum expenditure obligations in respect of certain of our properties

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals without undue delay

•

our operations are not significantly disrupted as a result of natural disasters, governmental or political actions, public health crises, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to our activities, equipment failure, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risks

•	our ability to maintain the support of stakeholders and rights holders necessary to develop our mineral projects including, without limitation, holders of Indigenous rights

•	the accuracy of geological, mining and metallurgical estimates

•	maintaining good relationships with the communities in which we operate

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National Instrument 43-101 definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”).

Qualified Person

The term “Qualified Person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Mineral Resource

The term “Mineral Resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

The term “Inferred Mineral Resource” refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and limited sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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Indicated Mineral Resource

The term “Indicated Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to reasonably assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a “Measured Mineral Resource” and may only be converted to a “Probable Mineral Reserve”.

Measured Mineral Resource

The term “Measured Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the appropriate application of modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a “Proven Mineral Reserve” or to a Probable Mineral Reserve.

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Mineral Reserve

The term “Mineral Reserve” refers to that part of a Measured and/or Indicated Mineral Resource which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors). It includes diluting materials that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility, as well as allowances for losses which may occur when the material is mined or extracted, and Mineral Reserves are defined by studies at pre-feasibility or feasibility level, as appropriate. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The term Mineral Reserve does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does, however, signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

The term “Probable Mineral Reserve” refers to the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors) applying to a Probable Mineral Reserve is lower than that applying to a “Proven Mineral Reserve”. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve

The term “Proven Mineral Reserve” refers to the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies that the Qualified Person has the highest degree of confidence in the estimate and the modifying factors (including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and governmental factors). Use of the term is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

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Glossary of units

Unit	Abbreviation
centimetre(s)	cm
cubic metre(s)	m3
day	d
degree(s)	°
foot/feet (as context requires)	ft.
gram(s)	g
grams per tonne	g/t
hectare(s)	ha
kilogram(s)	kg
kilometre(s)	km
metre(s)	m
micrometre(s)	µm
million ounces	Moz.
million cubic metres	Mm3
million tonnes	Mt
ounce(s)	oz.
ounce(s) per tonne	oz./t
parts per million	ppm
square kilometre(s)	km2
square metre(s)	m2
tonne(s)	t
tonnes per cubic metre	t/m3

Glossary of elements

Element	Abbreviation
copper	Cu
gold	Au
silver	Ag

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Glossary of abbreviations and acronyms

All-In Sustaining Costs	AISC
Canadian Environmental Assessment Act	CEAA
Carbon-in-Pulp	CIP
Cut-off Grade	COG
Environmental Impact Statement	EIS
Engineering, Procurement and Construction Management	EPCM
General and Administrative	G&A
Internal Rate of Return	IRR
Life-of-Mine	LOM
National Instrument 43-101	NI 43-101
Net Present Value	NPV
Net Smelter Return	NSR
Non-Acid Generating	NAG
Potentially Acid Generating	PAG
Pre-Feasibility Study	PFS
Preliminary Economic Assessment	PEA
Quality Assurance	QA
Quality Control	QC
Waste Storage Facility	WSF

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Cautionary note to US investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the technical information contained herein regarding our mineral properties has been prepared in accordance with the requirements of NI 43-101, which differ from the requirements of the United States securities laws applicable to U.S. companies. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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About First Mining

First Mining Gold Corp. is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd.

We are advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project in northwestern Ontario (the “Springpole Project” or “Springpole”) and the Duparquet Gold Project in Quebec (the “Duparquet Project” or “Duparquet”). We own a 30% project interest in the Pickle Crow Gold Project (the “Pickle Crow Project”) in Ontario and a 47.85% equity interest in Seva Mining Corp., which owns the Cameron Gold Project in Ontario.

First Mining Gold Corp. (TSX:FF; OTCQX:FFMGF; Frankfurt:FMG)

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, in the United States on the OTC-QX under the trading symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. Our board of directors (the “Board”) and management team have decades of experience in evaluating, exploring and developing mineral assets.

Head Office: First Mining Gold Corp. Suite 2070 1188 West Georgia Street Vancouver, BC V6E 4A2 Canada	Registered & Records Office: Bennett Jones LLP Suite 2500, Park Place 666 Burrard Street Vancouver, BC V6C 2X8 Canada

Vision and strategy

We hold a portfolio of mineral assets in Canada, with a focus on gold, along with a number of marketable securities. Our vision is to advance our material assets toward a construction decision and, ultimately, to production.

To achieve this goal, our strategy is to:

•	advance the Springpole Project to a construction decision by taking Springpole through the environmental assessment approval process and completing a feasibility study;

•	enhance the Springpole Project by exploring the consolidated mineral tenure surrounding the Springpole Project in the prospective Birch-Uchi greenstone belt;

•

advance the Duparquet Project by completing environmental baseline, engineering and economic studies to scope a project that demonstrates robust economic return and addresses the environmental legacy of the past-producing mine;

•

de-risk our material assets through exploration, drilling, calculating resource estimates, conducting engineering, environmental and economic studies, environmental remediation, advancing the projects through permitting processes and other activities;

•	surface and monetize value from our non-core assets to provide funding to advance our material assets; and

•	utilize our Board and management team’s expertise to successfully permit, finance and construct producing mines at our material assets, either on our own or with financial or operating partners.

We may acquire additional mineral assets in the future. We consider the following criteria when assessing potential acquisition targets:

•	Quality of asset – we consider factors such as economics, grade, size and exploration potential, metallurgy and mineability (e.g. strip ratio) when assessing a new mineral property.

•	Location – we are focused on assets located in politically stable and mining friendly jurisdictions.

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•	Compatibility with our existing asset base –we consider whether a project can improve the economic or strategic value of our existing projects.

•	Availability of infrastructure – we consider whether the project has good access to power, water, highways, ports and a labour force.

•	Holding costs – we take into account the holding costs (e.g. assessment work requirements) and annual taxes payable on the mineral claims when deciding whether to acquire a new mineral property.

•	Valuation – we look for attractively valued resources to add to our portfolio.

General overview of our business

We are in the exploration and development stage, and we do not currently own any producing properties. Consequently, we have no current operating income or cash flow from our properties, nor have we had any income from operations in the past three financial years. At this time, our operations are primarily funded by equity and other financings, and the sale or monetization of non-core assets.

An investment in First Mining is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. We encourage readers to carefully read this AIF in its entirety, including the section “Risks that can affect our business” starting on page 87 which discusses certain material risks related to our business, operations and prospects.

Principal products

We are currently in the exploration and development stage and do not produce or sell mineral products. Our principal focus is on gold.

Specialized skills and knowledge

Our business requires individuals with specialized skills and knowledge in the areas of geology, drilling, geophysics, geochemistry, metallurgy, engineering and mineral processing, implementation of exploration programs, mine engineering, environmental assessment and mine permitting, acquisitions, capital raising, mine finance, accounting, and environmental compliance. In order to attract and retain personnel with such skills and knowledge, we seek to maintain competitive remuneration and compensation packages and to provide a work environment that allows our team members to grow professionally and personally. To date, we have been able to locate and retain such professionals in Canada, and we believe we will be able to continue to do so.

Competitive conditions

The precious metal mineral exploration and mining industry is very competitive in all phases of exploration and development, and we compete with numerous other companies and individuals in the search for, and the acquisition and development of, attractive precious metal mineral properties.

As a result of this competition, we may at times compete with other companies that have greater financial resources and technical facilities, and we may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labour, which means that there may be times where we are unable to attract or retain qualified personnel. As well, we cannot assure you that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us.

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Cycles

The mining business is subject to commodity price cycles. The financial markets continue to experience extreme volatility as of the date of this AIF due to a variety of factors. The long-term outlook for financial markets and the economy in general is at present unknown. If the global economy stalls and commodity prices decline as a consequence, a period of lower prices and/or higher costs could significantly affect the economic potential of many of our current properties and may result in First Mining ceasing work on, or dropping its interest in, some or all of our properties. As we do not currently undertake production activities, our ability to fund ongoing exploration is affected by the availability of financing (and particularly equity financing) which, in turn, is affected by the strength of the economy, commodity prices, interest rates, inflation and other general economic factors. In response to increases in inflation over the past several years, governments have raised, and may continue to raise, interest rates. Our exposure to changes in interest rates results from investing activities undertaken to manage our liquidity and capital requirements. In addition, the increase in rates may impact the cost to the Company to advance exploration and development. There can be no assurances that interest rates will not continue to increase, perhaps materially, and if they do, they may have a material adverse effect on our business and financial position.

In addition, our mineral exploration activities may be subject to seasonality due to adverse weather conditions at our project sites. Drilling and other exploration activities on our properties may be restricted during the winter season as a result of various weather-related factors including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice or other weather-related factors, all of which may exacerbated by climate change.

Economic dependence

Our business is dependent on the acquisition, exploration, development and operation of mineral properties. We are not dependent on any contract to sell our products or services or to purchase the major part of our requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which our business depends.

Employees

As of the date of this AIF, we have 30 full-time employees, and we also utilize a variable number of fixed- term employees, consultants and contractors as needed to carry on many of our activities and, in particular, to supervise and carry out the work programs at our mineral projects.

Environmental protection

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, environmental management and other matters, and we conduct our mineral exploration activities in compliance with applicable environmental protection legislation.

We may be held liable should environmental issues be discovered that were caused by former owners and operators of our mineral projects. Specifically, at the Duparquet Project, we are aware of certain legacy environmental issues relating to the past operation of the Beattie and Donchester mines in the 1930s to 1950s, including the presence of 3,000 t of roaster residue containing arsenic trioxide that has been stored on the site within a cement containment bunker since the previous operators ceased operations, with an additional 500 t stored in sealed containers within sea cans. In 2025, a permit was issued by the Ministry of Environmental, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) authorizing the remediation work associated with the bunker. Remediation activities in 2025 included site preparation, construction of a new storage area and construction of an access road. Excavation of the bunker, placement of the residue within approved containment inside of new sea cans, and transportation of the residue material to the new approved storage area will occur in 2026.

New environmental laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse effect on us, both financially and operationally, by potentially increasing capital and/or operating costs and delaying or preventing the development of our mineral properties.

Bankruptcy and similar procedures

There are no bankruptcies, receivership or similar proceedings against us, nor are we aware of any such pending or threatened proceedings. We have not commenced any bankruptcy, receivership or similar proceedings during our history.

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Three-year history

2023

January

•

We provided an update on exploration activities at our BUGB Project located in the Red Lake Mining District of Ontario, Canada, near the Springpole Project. Highlights of such exploration activities included:

o	We commenced a district-wide exploration program to unlock the exploration potential on the +70,000-ha property position located in the underexplored BUGB.

o	District rock sampling programs returned significant gold results across multiple centres of mineralization over the project area.

o	Soil geochemical gap analysis, infill and pioneering surveys were completed over conducive terrains, where an additional +700 samples were collected.

o

We completed a five drill hole campaign, totalling 1,560 m at the Swain Property, with initial results indicative of favourable host lithologies, zones of meaningful width, and increased mineralization around key structures.

•

We announced that through our wholly-owned subsidiary, Duparquet Gold Mines Inc., we had entered into an agreement with IAMGOLD Corporation (“IAMGOLD”) to acquire its Porcupine East property (“Porcupine East Property”), located adjacent to our Duparquet Project and connecting our Pitt and Duquesne gold projects to the east, for total consideration of:

o	2,500,000 First Mining Shares;

o	The grant of a 1.5% NSR royalty on the Porcupine East Property to IAMGOLD;

o	A future contingent payment of $500,000, in cash or First Mining Shares, on the declaration of a minimum of 350,000 oz gold resource estimate on the Porcupine East Property; and

o

A future contingent payment of $1,000,000, in cash or First Mining Shares, to be paid within 12 months of commercial production being declared at the Duparquet Project, as long as any major surface infrastructure related to the Duparquet Project has been constructed on the Porcupine East Property.

•

Westward Gold Inc. (“Westward”), successor in interest to Momentum Minerals Ltd., exercised its option to acquire 100% of our Turquoise Canyon Project located in Nevada, and upon exercise of the option, Turquoise Canyon Inc., a wholly-owned subsidiary of Westward, granted us a 2% NSR royalty on the Turquoise Canyon Project, 1% of which can be bought back by Westward for $1 million at any time prior to the first anniversary of commercial production on the property.

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February

•	We completed our previously announced acquisition of the Porcupine East Property.

•

We announced that we had completed a transaction with Elemental Altus Royalties Corp. (“Elemental Altus”) pursuant to which we sold to Elemental Altus all of the issued and outstanding shares of one of our wholly-owned subsidiaries that held our non-core royalty portfolio for total consideration of approximately $6.7 million, comprised of $4.7 million in cash and 1,598,162 common shares of Elemental Altus (the “Royalty Portfolio Transaction”). Our royal portfolio sale to Elemental Altus was comprised of 19 royalties across four countries, including the 2% NSR on the Pickle Crow Project and the 1% NSR on the Hope Brook Project.

•

We were made aware that the Crown had filed a Statement of Defence and Cross-Claim in the Ontario Superior Court of Justice on February 10, 2023 in respect of the Cat Lake Claim (the “Crown’s Statement of Defence”), with the Crown seeking a dismissal of the Cat Lake Claim and putting forward a cross-claim against the Province of Ontario for contribution and indemnity in the event the federal government of Canada is found liable to pay monies to the Cat Lake First Nation as a result of the Cat Lake Claim. See “Political Risks – Indigenous peoples” starting on page 95.

April

•

We announced the completion of our 2022 development drilling program at Springpole and its results, which expanded mineralization potential with a SW extension zone. Highlights of the drilling program included:

o

The 2022 Springpole diamond drilling campaign comprised 62 drill holes totalling 5,834 m, and was focused on advancing geotechnical, hydrogeological, and geochemical studies related to metal leaching and acid rock drainage;

o

Drilling in the southwest area of the Springpole deposit identified additional mineralization (“SW Extension Zone”) which extends beyond the ore zone boundary as defined in the 2021 Pre-Feasibility Study, allowing for extension of the deposit continuity outside the current mineral resource area; and

o

Highlighted intercepts supporting the SW Extension Zone include 1.08 grams/tonne (“g/t”) gold (“Au”) over 30.0 m in hole SG22-008, and 0.98 g/t gold Au over 33.0 m in hole SG22-021, representing an area of opportunity for resource growth potential to be supported by infill and step-out drilling.

•

We announced the initiation of a planned 5,000 m exploration drilling program at Duparquet with a focus on advancing a number of newly developed exploration targets, as well as resource growth and several optimization opportunities.

•

We completed the sale of certain non-core mining claims (the “Eagle Claims”) located in Manitoba to Grid Metals Corp. (“Grid Metals”), with total consideration comprised of C$300,000 in cash, 250,000 common shares of Grid Metals, a future contingent payment of C$350,000 and a 2.0% NSR royalty on the Eagle Claims.

June

•

We announced the publication of our second Annual ESG Report, which included a comprehensive review of our ESG commitments, practices, and performance for the 2022 year, highlighting ESG metrics across our two flagship assets, the Springpole Project and Duparquet Project.

•

We announced exploration results from our Swain and Sol d’Or properties in the BUGB Project located in northwestern Ontario, Canada, near our Springpole Project. Results from field and drilling programs on these two properties have identified new gold mineralization in favourable geologic settings. Highlights of the exploration advancements:

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o	Identification of key exploration elements in the Grace Deformation Zone over a structural strike length of 6.5 km;

o	Discovery of a new gold-in-soil anomaly, including a gold assay of 724 ppb Au, with open opportunity for expansion and infill;

o

Return of rock grab samples from the Sol d’Or property, including a high-grade sample of 34.7 g/t Au, confirming potential for a high-grade host environment, and additional samples from the Swain Property, including one at 9.3 g/t Au;

o	Completion of a 150-line km airborne geophysical survey with advanced processing and modelling supporting forward targeting;

o	Identification of 6 discrete electromagnetic conductive plate models from geophysical modelling favourable for further targeting and resolution advancement;

o

Drilling of 5 priority holes at the Swain Property validating a geologic setting of favourable host rocks including notable alteration and mineralization, and including drill intersects of up to 0.64 g/t Au over 5.6 m, and 0.34 g/t Au over 14.9 m.

•

We announced the closing of a non-brokered private placement offering, raising aggregate gross proceeds of $5 million (the “2023 FT Offering”), pursuant to which we issued 18,518,519 flow-through units (the “2023 FT Units”) at a price of $0.27 per 2023 FT Unit. Each 2023 FT Unit was comprised of one common share and one half of one common share purchase warrant, issued on a flow-through basis, with each full common share purchase warrant being exercisable to acquire one additional common share at a price of $0.27 for a period of 36 months following the closing date of the 2023 FT Offering. The gross proceeds raised from the sale of the 2023 FT Units under the 2023 FT Offering were used by First Mining to fund exploration programs that qualify as CEE and “flow-through mining expenditures”, as defined in the Income Tax Act (Canada).

July

•

We announced results from our 2023 drilling program focused on the advancement of our drilling targets at our BUGB Project. The targets are located near our Springpole Project, with the Saddle target located approximately 12 km southwest of our Springpole Project. Winter drilling comprised a total of 11 drill holes for 2,760 m focused on three target areas including Saddle, Horseshoe, and Atlantis. Highlights include:

o

Five drill holes were completed at the Saddle target totalling 842 m which identified a significant gold mineralization system, returning grades of 0.92 g/t Au over 114.0 m in hole SAT23-001, and 0.75 g/t Au over 57.7 m in drill hole SAT23-002.

o

Five drill holes were completed at the Horseshoe target totalling 1,589 m which identified a significant gold mineralization system, with drill highlights including 0.48 g/t Au over 48.5 m in drill hole HOR23-001, 0.54 g/t Au over 57 m in drill hole HOR23-002, and 0.64 g/t Au over 24 m and 0.45 g/t Au over 14.5 m in drill hole HOR23-003.

o	Drilling was also completed at the Atlantis target which focused on EM plate modelled targets identified in the 2022 airborne geophysics campaign.

•	We announced that Mr. Samir Patel, our General Counsel and Corporate Secretary, had resigned to pursue another opportunity in the mining industry.

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September

•

We announced initial results from our Phase I exploration drilling program at the Duparquet Project. Drilling at the Duparquet Project occurred at the newly modeled “Buzz Zone” which intersected 6.52 g/t Au over 4.6 m and 1.19 g/t Au over 10.4 m in drill hole DUP23-002, and 4.94 g/t Au over 1.00 m as well as 2.16 g/t Au over 1.50 m in drill hole DUP23-003, confirming a newly modeled gold zone targeted proximal to the South Beattie Syenite contact. In addition, results from drill hole DUP23-001 returned 2.28 g/t Au over 5.05 m, and drill hole DUP23-002 returned 8.70 g/t Au over 3.3 m, validating wireframes for the existing resource.

•	We announced the results of a positive Preliminary Economic Assessment (the “Duparquet PEA”) that had been completed for our Duparquet Project. Highlights of the Duparquet PEA were as follows:

o	C$1.07 billion pre-tax NPV5% and C$588 million after-tax NPV5% at US$1,800/oz Au;

o	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au;

o	Annual LOM recovered gold production of 233 koz;

o	Total LOM recovered gold of 2.5 Moz over an 11-year mine life;

o	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years;

o	Initial capital costs estimated at C$706 million; sustaining and underground development capital costs estimated at C$738 million;

o	Average annual LOM Total Cash Cost of US$751/oz; average annual LOM AISCs of US$976/oz.

Notes:

Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties. It does not include Company level G&A.Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

AISC consists of total cash costs plus sustaining and closure costs. Please see "Non-IFRS Financial Measures" at the beginning of this AIF.

See the section of this AIF entitled “Material Properties – Duparquet” for further details of the Duparquet PEA.

October

•

We filed a technical report for the Duparquet PEA that was prepared for us in accordance with NI 43-101 by G Mining Services Inc. The technical report, which is entitled “NI 43-101 Technical Report: Preliminary Economic Assessment Duparquet Gold Project, Quebec, Canada” (report date: October 20, 2023; effective date: September 15, 2023), can be found under our SEDAR+ profile at www.sedarplus.ca, and on our website at www.firstmininggold.com. See the section of this AIF entitled “Material Properties – Duparquet” for further details of the technical report for the Duparquet PEA.

•

We announced a $5 million non-brokered private placement financing (the “2023 Unit Offering”), with an intention to issue 40,000,000 units (the “2023 Units”) at a price of $0.125 per 2023 Unit. Each 2023 Unit was comprised of one common share and one half of one common share purchase warrant with each full common share purchase warrant being exercisable to acquire one additional common share at a price of $0.20 for a period of 36 months following the closing date of the 2023 Unit Offering.

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November

•

We announced, through our wholly-owned subsidiary Gold Canyon (as defined below), the sale of our non-core 27% ownership in the Favourable Lake Claims (the “FL Claims”) located in Ontario to Patriot Lithium Ltd. (“Patriot Lithium”) for total consideration comprised of 1,250,000 ordinary shares of Patriot Lithium and a 0.54% NSR royalty on the FL Claims.

•

We upsized the previously announced 2023 Unit Offering to approximately $10 million and closed the first tranche of the 2023 Unit Offering by issuing 63,993,000 2023 Units at a price of $0.125 per 2023 Unit for aggregate gross proceeds of approximately $8 million.

December

•

We announced the discovery of new gold occurrences confirmed from rock sampling assay results from our 2023 exploration program at our BUGB Project. Highlights at the now established Challenger target included:

o	Two newly discovered gold mineralization occurrences within 60 m of each other, with samples grading 25.60 g/t Au, 7.10 g/t Au and 4.42 g/t Au;

o	Close proximity to an expanding gold mineralization system (375 m NW of Saddle) identified in First Mining’s 2023 winter drill program, where Saddle drilling returned 0.92 g/t Au over 114 m;

o	Employed geoscience systems approach to characterize the target geology, supporting additional exploration opportunities in close proximity to the Challenger and Saddle target areas.

•

We closed the second and final tranche of the 2023 Unit Offering for total proceeds of approximately $10.8 million across two tranches of the 2023 Unit Offering. In the second tranche of the 2023 Unit Offering, we issued 22,668,000 2023 Units at a price of $0.125 per 2023 Unit for aggregate gross proceeds of approximately $2.8 million. Each 2023 Unit was comprised of one common share and one half of one common share purchase warrant with each full common share purchase warrant being exercisable to acquire one additional common share at a price of $0.20 for a period of 36 months following the closing date of the second tranche of the 2023 Unit Offering.

2024

January

•

We announced the expansion of multiple gold zones from the drilling of key targets at the Duparquet Project. We completed 17 exploration drill holes totalling 6,966 m in our 2023 exploration drilling campaign which focused on initial drill testing of key targets across the Duparquet Project. A new area of mineralization continuity was identified at Central Duparquet, which returned 1.71 g/t Au over 8.9 m, including 5.11 g/t Au over 1 m, and 1.29 g/t Au over 7.6 m, including 3.3 g/t Au over 1.8 m in drill hole DUP23-006.In addition, drilling at the CDHG Zone in the area of the historical Central Duparquet development returned 1.78 g/t Au over 4 m, 2.73 g/t Au over 6.15 m, including 6.98 g/t Au over 0.7 m, and including 10.6 g/t Au over 0.65 m, in drill hole DUP23-005.

•

We announced the filing of a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada (the “2024 Shelf Prospectus”), and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System (the “2024 Registration Statement”). The 2024 Shelf Prospectus and corresponding 2024 Registration Statement allow us to undertake offerings of common shares (including common shares issued on a “flow-through” basis), preferred shares, warrants, subscription receipts and units, or any combination thereof, up to an aggregate total of $100 million from time to time during the 25-month period that the 2024 Shelf Prospectus remains effective.

•

We announced officer appointments of James Maxwell as Vice President, Exploration & Project Operations, and Stephen Lines as Vice President, Sustainability and the resignation of Mr. Jeffrey Reinson, Chief Operating Officer, to pursue another opportunity in the mining industry.

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February

•

We announced all assay results having been received and with several significant discovery and follow-up targets, including a new zone immediately to the south of the current mineral resource area (Buzz Zone: 6.52 g/t Au over 4.6 m), confirmation of mineralization and a higher grade trend in the area of Central Duparquet (CDHG Zone: 2.73 g/t Au over 6.15 m), extension and connectivity of the mineralization between Central Duparquet and the Dumico deposit (Valentre Zone: 1.71 g/t Au over 8.9 m) and most recently, advancing the easterly and down-dip extension of the Donchester South Shear Zone (DCD Zone: 1.83 g/t Au over 7.0 m).

•	We commenced mobilization activities at the Duparquet Project in support of our 2024 drilling campaigns:

	o	A 6-hole, 2,500 m drill program is planned, targeting the North Zone as well as a regional brownfields opportunity from the 2023 field campaign that remains underexplored; and

o

For the second quarter of 2024, we are also aiming to commence a Phase 3 drilling campaign alongside regional airborne geophysics and LiDAR survey programs that will further uplift exploration target development and vectoring ahead of the summer field campaigns.

•

We received construction permits for a temporary winter road to the Springpole Project by Ontario Ministry of Natural Resources and Forestry (“MNRF”). Subsequently, First Mining received notice from litigation counsel to Cat Lake First Nation that it intended to challenge the permits issued to First Mining. The lawyers for First Mining, MNRF and Cat Lake First Nation met for a scheduling hearing at which the judge issued an interim order staying the authorization of MNRF, pausing the winter road construction activities.

April

•

We announced the acquisition of the control and direction over an additional 10,000,000 Big Ridge Shares upon Big Ridge’s deemed exercise of its second earn-in right for an additional 29% interest (the “Second Earn-In Right”) in the Hope Brook Project in accordance with the terms of the earn-in agreement dated April 5, 2021 entered into by and among First Mining, its wholly-owned subsidiary Coastal Gold Corp. and Big Ridge, as amended on March 21, 2024 (as amended, the “Hope Brook Earn-In Agreement”). In connection with Big Ridge’s exercise of the Second Earn-In Right, we dispensed with the requirement for Big Ridge to incur an additional $10,000,000 in expenditures on the Hope Brook Project in exchange for the early exercise of the Second Earn-In Right and the satisfaction by Big Ridge of certain conditions, including, among other things, Big Ridge (i) issuing to First Mining, or as directed by First Mining, an additional 10,000,000 Big Ridge Shares and (ii) arranging for the sale by First Mining to certain purchasers arranged by Big Ridge (collectively, the “Purchasers”) of all 36,500,000 Big Ridge Shares then beneficially owned or controlled by First Mining at a price of $0.05 per Big Ridge Share, for aggregate gross proceeds of $1,825,000. Immediately following the disposition, First Mining no longer owned or exercised control or direction over any Big Ridge Shares or any other securities of Big Ridge. First Mining retains a 20% ownership interest in the Hope Brook Project and is free carried until such time as Big Ridge completes a feasibility study thereon in accordance with the terms of the Hope Brook Earn-In Agreement.

May

•

We announced the 2024 exploration program plans at Duparquet Project. We commenced activities on 12,000 m drilling program, as well as a series of property-wide regional programs focused on geophysical, LiDAR, and field surveys covering its 19 km, 5,800 ha property position surrounding a key portion of the Destor-Porcupine Fault Zone.

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•

We disposed of 4,539,000 common shares of NexGold Mining Corp. (formerly, Treasury Metals Inc. (TSX:TML)) (“NexGold”) at a price of $0.22 per share for gross proceeds of approximately $1.0 million through the facilities of the TSX. Immediately following the transaction, we held beneficial ownership of, or control and direction over, an aggregate of 15,461,311 common shares of NexGold, representing approximately 8.26% of the issued and outstanding common shares of NexGold (calculated on a non-diluted basis).

•

We announced initial drilling results from 2024 Phase 2B winter diamond drilling program at the Duparquet Project. The reported results include targeted exploration areas of the North Zone which forms a foundational part of the Duparquet Project’s gold resource, as well as discovery-level drilling of the Rex Target.

The report also highlights the drill hole DUP24-018 returning 3.11 g/t Au over 13.16m, and hole DUP24-019 returning 3.07 g/t Au over 10.32m and 3.19 g/t over 4.53m. These results, coupled with additional holes through the winter program, continue to support ongoing testing and delineation of deeper mineralization trends at the North Zone target areas of the Duparquet deposit.

June

•

We announced the completion of an offering of common shares for aggregated proceeds of approximately $7 million consisting of (i) 31,212,121 common shares that qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “2024 National FT Shares”) at a price of $0.165 per 2024 National FT Share and (ii) 10,000,000 common shares that qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) and Taxation Act (Québec) (the “2024 Québec FT Shares”) at a price of $0.18 per 2024 Québec FT Share.

•	We announced the drilling results from the 2024 Phase 2B winter diamond drilling program at the Duparquet Project:

o	Drill hole DUP24-024 returns multiple gold zones including 10.67 g/t Au over 5.3 m, 6.63 g/t Au over 9.0 m, 3.04 g/t Au over 33.5 m, and 5.97 g/t Au over 33.0 m;

o	Gold zones hosted in newly identified mafic volcanic units not previously modelled at Duparquet;

o	Demonstrates significant exploration growth potential at one of the largest gold deposits in the Abitibi Greenstone Belt.

•

We announced a settlement agreement between the parties regarding the judicial review filed by Cat Lake First Nation following the approval of permits by the Province of Ontario for an 18 km temporary winter access road for the Springpole exploration camp.

•

We announced the publication of our third Annual ESG Report, which included a comprehensive review of our ESG commitments, practices, and performance for the 2023 year, highlighting ESG metrics across our two flagship assets, the Springpole Project and Duparquet Project:

	o	Safety Performance: 0 total recordable injury cases and 174 hours of health and safety training provided.

	o	Diversity & Inclusion: 43% full-time employees are female and 19% full-time employees self-identify as Indigenous.

	o	Environment: Completion of the local Caribou and Wolverine habitat assessment programs.

	o	Community Investment: Over $4.7 million in goods and services spent locally, including Indigenous owned businesses. $1.3 million in capacity support to Indigenous communities.

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August

•

We announced new drilling results from the 2024 Phase 3 diamond drilling program at its Duparquet Project. These new drill results further define resource expansion opportunities at an under-tested area termed the Valentre target, where follow-up drilling is now taking place. Highlights of the results:

	o	Drilling at Valentre target intersects 3.98 g/t Au over 8.7m and 1.82 g/t Au over 14.35m; and

	o	Confirms continuity of mineralization between Central Duparquet pit and Dumico pit and demonstrates resource expansion opportunity.

September

•

We announced new assay results for the Challenger high-grade gold discovery at the Company’s Birch-Uchi Greenstone Belt Exploration Project. The Challenger target area is located 12 km southwest of the flagship Springpole Project and has become one of several high priority exploration targets:

	o	Four newly discovered gold mineralization occurrences, including visible gold, in proximity to the Challenger discovery, with samples grading up to 26.60 g/t Au, 20.3 g/t Au and 7.73 g/t Au;

	o	New channel sample results grading up to 6.53 g/t Au over 3 m (including 57.4 g/t Au over 0.3 m);

o

Proximity to an expanding gold mineralization system identified in 2023 winter drill program (Challenger is located 375 m northwest of the Saddle target), where Saddle drilling returned 0.92 g/t Au over 114 m.

•

We announced the closing of a bought deal public offering of 59,629,800 units of the Company (the “2024 Public Units”) at a price of $0.135 per 2024 Public Unit (the “2024 Unit Offering”) for aggregate gross proceeds of $8,050,023, which included the exercise of the full amount of the over-allotment option granted to the underwriters of 7,777,800 2024 Public Units. Each 2024 Public Unit was comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Public Warrant”). Each 2024 Public Warrant entitles the holder to acquire one common share at a price of $0.20 per share at any time prior to the date which is 36 months from the closing of the 2024 Unit Offering.

October

•

We announced that we upsized and closed a previously announced non-brokered private placement financing, raising total gross proceeds of approximately $7.4 million (the “2024 Private Placement”). Pursuant to the 2024 Private Placement, the Company issued 54,463,706 units (the “2024 Private Placement Units”) of the Company at a price of $0.135 per 2024 Private Placement Unit. Each 2024 Private Placement Unit consists of one common share and one-half of one common share purchase warrant (each whole warrant, a “2024 Private Placement Warrant”). Each 2024 Private Placement Warrant entitles the holder to acquire one common share at an exercise price of $0.20 per share at any time prior to the date which is 36 months following the closing date of the 2024 Private Placement.

•

We announced entering into a Process Agreement with Cat Lake First Nation and Lac Seul First Nation which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment. The Process Agreement represents a significant commitment for First Mining and provides the framework for First Mining, Cat Lake First Nation and Lac Seul First Nation to have procedural clarity and meaningful participation in the review of the Springpole Project through the unique cultural perspective of the Anishinaabe people.

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November

•

We announced the submission of the final Environmental Impact Statement / Environmental Assessment (“EIS/EA”) for the Springpole Project. The final EIS/EA submission marks a major procedural milestone in the advancement of the Springpole Project. It results from two and a half years of consultation and engagement since submitting the draft EIS/EA in May 2022. The final EIS/EA incorporates over 14 years of research and data collection and includes several optimizations completed since the Pre-Feasibility Study that improve the Springpole Project’s environmental and operational performance. The work assesses more than 20 environmental and socio-economic factors, a detailed analysis of the Springpole Project design, as well as proposed environmental mitigation measures and major benefits throughout the Springpole Project’s lifecycle. The Springpole Project is being assessed by the Impact Assessment Agency of Canada in accordance with the Canadian Environmental Assessment Act and by the Ministry of Environment Conservation and Parks under Ontario’s Environmental Assessment Act.

•

We announced an Independent Geotechnical and Tailings Review Board (“IGTRB”) has been formally established for the Springpole Project. First Mining’s initiative in establishing the IGTRB follows its commitment to sustainability and represents best practice in Canada and internationally with the objective of providing independent expert advice on key engineering components including the Springpole Project’s Co-Disposal Facility for tailings and mine rock management.

The IGTRB development process was initiated in 2023 and formalized in 2024 with the IGTRB meeting to review the updated Pre-Feasibility Study design for the Co-Disposal Facility (“CDF”). The IGTRB is composed of three independent and recognized world-class experts, each with over 40 years of experience including: Peter Lighthall, P.Eng., Ward Wilson, Ph.D, P.Eng. and John Lupo, Ph.D, P.E.

•

We announced drilling results from the first hole of the 2024 East Extension diamond drilling program at its Springpole Project located in northwestern Ontario, Canada. Highlights from the initial drill hole SP24-007 in the Springpole East Extension target area include the following significant intercepts:

o	0.83 g/t Au and 8.02 g/t silver (“Ag”) over 52.50 m

o	0.61 g/t Au and 4.66 g/t Ag over 46.50 m

o	6.46 g/t Au and 34.87 g/t Ag over 1.10 m

The East Extension drill program demonstrates the potential for significant resource growth opportunities near the current proposed eastern pit wall at the Springpole Project. The Eastern Extension target has been identified by First Mining through the integration of multiple data sets, including advanced structural studies, surficial geological mapping, acoustic televiewer data, geophysical data, and historical drill hole data, to update a 3D targeting model. Gold and silver grades returned to date in the 2024 drill program are generally representative of the established resource grades and as such validate a strong opportunity for potential resource additions.

•

We announced new drilling results from the 2024 Phase 3 diamond drilling program at its Duparquet Project. An additional 4,194 m has been drilled in 6 holes at the Buzz Zone and North Zone targets this year in an effort to demonstrate growth opportunities for two priority open-ended resource expansion targets at the Duparquet Project:

	o	Buzz Zone returns 1.55 g/t Au over 15.4 m including 3.08 g/t Au over 5.3 m

	o	North Zone returns 4.00 g/t Au over 5.7 m including 6.65 g/t Au over 2.0 m

December

•

We announced the Springpole EIS/EA has received a positive conformity determination from the Impact Assessment Agency of Canada following the submission on November 4, 2024. Achieving federal conformity marks another important milestone for the Springpole Project confirming that the work undertaken by First Mining satisfies the requirements of the federal EIS guidelines issued by the Impact Assessment Agency of Canada (the “IAAC”). Having completed this key regulatory process step, the final EIS technical review period is proceeding without delay.

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2025

January

•

We announced final drilling results from the 2024 Phase 3 diamond drilling program at the Duparquet Project. We identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered “Miroir Zone”, located north of the Valentre target, returned 3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.6 m. Further drill results from the program identified a second discovery, the “Aiguille Zone”, occurring south of the Valentre target, returning 8.99 g/t Au over 3.1 m. In total, 142 unique mineralized intercepts in 16 drill holes have been encountered in the Valentre expansion area, including the new discoveries at Miroir and Aiguille.

February

•

We announced full drilling results from our 2024 East Extension diamond drilling program at our Springpole Project. Highlights from the East Extension drilling campaign include drill holes SP24-011, SP24-009, and previously reported SP24-007, all of which returned favourable gold and silver grades that are representative of the established resource grade profile. The most northerly hole of the program, SP24-011, returned two broad mineralization intervals including 0.75 g/t Au and 3.30 g/t Ag over 134.2 m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4 m. These results confirm an opportunity for direct mineralization expansion in continuity to the current open pit profile which remains open for further exploration.

March

•

We announced the mobilization of the first drilling rig at our Duparquet Project for our 2025 exploration program, with the aim of completing an approximate 18,000 m of exploration drilling during the year, focusing on advancing priority targets that are aligned to resource growth potential which will further unlock an important regional gold endowment supportive of future development optionality at the Duparquet Project.

•

We announced we entered into an amending agreement (the "Amending Agreement") with First Majestic Silver Corp. ("First Majestic") to the silver purchase agreement dated June 10, 2020, among First Majestic, First Mining and Gold Canyon Resources Inc., a wholly-owned subsidiary of First Mining (the "Silver Purchase Agreement"). Pursuant to the Amending Agreement, First Mining and First Majestic agreed to amend the terms of the final tranche payment ("Tranche 3") under the Silver Purchase Agreement, such that it will now be a cash-only payment of US$5 million. The payment was received on March 27, 2025.

As consideration for amending the terms of the Tranche 3 payment, First Mining amended the terms of the common share purchase warrants (the "Warrants") that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic, which have an exercise price of $0.374 per Warrant, were set to expire on July 2, 2025. Pursuant to the Amending Agreement, the exercise price of the Warrants will be revised to $0.20, and the Warrants will now expire on March 31, 2028. In addition, if the closing price of the Company's common shares on the Toronto Stock Exchange equals or exceeds $0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the Warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration. All other terms and conditions of the Warrants remain unchanged.

April

•	We announced the addition of a second drill rig at the Duparquet Project to further advance progress on its 18,000m drill program.

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May

•

We announced initial drilling results from the 2025 Duparquet drill program which confirmed and expanded the known extent of mineralization at the newly discovered Miroir target and intersected the depth extension of mineralization at the Valentre target. Highlights include near surface mineralization intercepts from drill hole DUP25-052 that returned 2.77 g/t Au over 11.1m, including 4.36 g/t Au over 6.5 m, and drill hole DUP25-054 that returned 1.41 g/t Au over 11.9 m, including 2.52 g/t Au over 5.25 m.

July

•

We announced a Long-Term Relationship Agreement (“Agreement” or “LTRA”) with the Mishkeegogamang First Nation covering the Springpole Project. The Agreement sets out a collaborative approach for the development of one of Canada’s largest gold resources, through construction, operations, and closure, in a manner that respects the environment and provides direct benefits to the First Nation.

•

We announced the sale of our remaining 20% project interest in the Hope Brook Gold Project (“Hope Brook”) for total consideration comprised of $3 million in cash and 7 million common shares of Big Ridge Gold Corp. The transaction closed on July 31, 2025.

•

We announced the discovery of the “Minuit” zone at the Duparquet Project, located 75 m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8 m, including 4.08 g/t Au over 4.0 m. In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2 m, including 4.1 g/t Au over 4.3 m, within Zone 3 of Duparquet Project’s current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.

•

We announced and closed an upsized public offering of 66,670,000 units for total gross proceeds of $12,000,600. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

August

•

We closed an upsized non-brokered offering of 95,000,000 units for proceeds of $17,100,000 and 33,350,000 flow-through units for proceeds of $7,337,000. The total proceeds from the non-brokered offering was $24,437,000. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.27 per share, exercisable at any time up to 36 months following the closing date.

September

•

We announced the expansion of the Aguille Zone at the Duparquet Gold Project, highlighted by drill hole DUP25-058 returning 1.43 g/t Au over 24.1 m, including 4.56 g/t Au over 4.0 m, further extending the target eastward along strike where it remains open. With the latest results, the Aiguille target has been delineated over an approximate strike length of 100 m.

•

We signed a Memorandum of Understanding with the City of Duparquet to establish a collaborative framework supporting both the development of the Duparquet Gold Project and key community initiatives. The agreement provides land to the City of Duparquet to promote sustainable community development aligned with potential future mine activities.

•	We announced the expansion of the newly discovered Miroir Target at the Duparquet Project with drill hole DUP25-064 returning 3.23 g/t Au over 25.9 m.

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November

•

We announced additional results from the 2025 Duparquet drilling program at the Miroir target including drill hole DUP25-078 returning 2.01 g/t Au over 29.8 m, including 15.70 g/t Au over 0.75 m and 18.20 g/t Au over 1.0 m, and DUP25-077 returning 3.20 g/t Au over 15.75 m, including 5.21 g/t Au over 8.65 m and 22.50 g/t Au over 0.7 m.

•

We announced the results of an updated Pre-Feasibility Study (“PFS”) for our Springpole Project. The PFS was prepared by Ausenco Engineering Canada ULC and highlighted a US$2.1 billion after-tax NPV at a 5% discount at US$3,100/oz gold price and, increasing to US$3.8 billion at US$4,200/oz Au. The after-tax IRR was 41% at US$3,100/oz gold price increasing to 63% at US$4,200/oz Au.

•

We announced we entered into a definitive amalgamation agreement to sell our wholly-owned subsidiary, Cameron Gold Operations Ltd., which owns the Cameron Gold Project to Oronova Energy Inc. (TSX-V:ONV.H) (“Oronova”) for total consideration C$27,000,000 comprised of C$5,000,000 in cash, 80,000,000 common shares of Oronova, and a future cash payment of at least C$2,000,000. Following the closing of the Transaction, Oronova will be renamed to Seva Mining Corp. (“Seva”), with First Mining to be its largest shareholder and will be supported by the Fiore Group.

December

•

We announced we received total proceeds of C$6,410,045 from the exercise by First Majestic of 32,050,228 common share purchase warrants of the Company at a price of $0.20 per Warrant. The Warrants were issued in relation to the Amending Agreement from March 2025.

•

We filed on SEDAR+ an independent Pre-Feasibility Study technical report (the “Report”) for the Springpole Project, entitled “Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada”. The Report was prepared by Ausenco Engineering Canada ULC of Vancouver, Canada in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and has an effective date of December 1, 2025.

2026

January

•

We announced the results of the updated socio-economic analysis (the “Updated Analysis”) for the Springpole Project undertaken by WSP Canada Inc. which demonstrates the major benefits to the local region around the Springpole Project, to Ontario and to Canada.

February

•

We announced that our joint-venture partner at our Pickle Crow Project, FireFly Metals Ltd (“FireFly”) agreed to sell its 70% interest in PC Gold Inc., the entity that holds the Pickle Crow Project, to Bellavista Resources Limited (ASX:BVR) (“Bellavista”), for 60 million Bellavista shares valued at A$45 million to be distributed to FireFly shareholders and A$37.5 million in Bellavista performance rights.

•

We announced the filing of a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada (the “2026 Shelf Prospectus”), and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System (the “2026 Registration Statement”). The 2024Shelf Prospectus and corresponding 2024 Registration Statement allow us to undertake offerings of common shares, preferred shares, warrants, subscription receipts and units, or any combination thereof, up to an aggregate total of $500 million from time to time during the 25-month period that the 2026 Shelf Prospectus remains effective.

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March

•

We announced additional results from the 2025 exploration drilling program at our Duparquet Project which was completed in October 2025 totaling 16,577 m of drilling. The results reported are mainly from the Miroir target, and include drill hole DUP25-081 which returned 1.56 g/t Au over 33.15 m, including 3.18 g/t Au over 7.6 m. Drill hole DUP25-085 returned 3.74 g/t Au over 15.5 m and 7.18 g/t over 8.0m, including 30.58 g/t over 1.65 m, and drill hole DUP25-090 returned 4.08 g/t Au over 12.0m, including 11.20 g/t Au over 1.0 m, extending mineralization to a vertical depth of 250 m.

•

We closed our previously announced sale of our Cameron Gold Project to Seva Mining Corp. (TSX-V: SEVA) (“Seva”), formerly known as Oronova, which is supported by the Fiore Group, as announced in November 2025. On closing, we received C$5,000,000 in cash from Seva and 80,000,000 common shares of Seva representing approximately 48% of the common shares outstanding. First Mining also has two representatives serving on the Board of Directors of Seva.

Corporate organization

•	The following diagram shows our current corporate structure, including the properties held by the various subsidiaries:

Note:

Our other subsidiaries, which each have total assets and revenues less than 10%, and in the aggregate less than 20%, of our total consolidated assets or our total consolidated revenue, are excluded from the above chart.

•

On March 30, 2015, First Mining was continued out of Alberta under the laws of the Province of British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), and as a result, First Mining is now governed by the laws of the Province of British Columbia. On January 8, 2018, we changed our name to “First Mining Gold Corp.”.

•

We are a reporting issuer in the Province of British Columbia (our principal reporting jurisdiction) and in each of the other provinces of Canada. We currently have the following material wholly-owned subsidiaries:

	o	Gold Canyon Resources Inc., a company incorporated under the BCBCA. (“Gold Canyon”);

	o	Coastal Gold Corp., a company incorporated under the OBCA;

	o	Duparquet Gold Mines Inc., a company incorporated under the Canada Business Corporations Act;

o

Through Duparquet Gold Mines Inc., we own 2699681 Canada Ltd., which itself owns Eldorado Gold Mines Inc., a private company that owns in whole or in part, the surface rights to the Beattie, Donchester and Dumico properties that comprise a portion of the Duparquet Project.

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Our projects

We have interests in mineral properties located in Canada. As of December 31, 2025, these properties were carried on our balance sheet as assets with a total book value of approximately $251 million, excluding assets held for sale. The book value consists of acquisition costs plus cumulative expenditures net of impairment write-downs on properties for which the Company has future exploration plans. The current book value is not necessarily the same as the total cumulative expenditures on each property given the acquisition costs were based on the consideration paid at the time of purchase. The book value is also not necessarily the fair market value of the properties.

Our material and non-material projects as of the date of this AIF are set out below.

Material projects

•	Springpole Project (Ontario) p. 32

•	Duparquet Project (Quebec) p. 58

Non-material projects p. 86

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Springpole

Technical report

The description in this section of the Springpole Project is based on the project’s technical report: Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada (report date: December 19, 2025; effective date: December 1, 2025) (the “Springpole Technical Report”). The report was prepared for us in accordance with NI 43-101 by Ausenco Engineering Canada ULC of Vancouver (“Ausenco”), under the supervision of (i) Tommaso Roberto Raponi, P. Eng., Ausenco Engineering Canada ULC; (ii) Gordon Zurowski, P.Eng., AGP Mining Consultants Inc. (“AGP”); (iii) Gilles Arseneau, P.Geo., SRK Consulting (Canada) Inc. (“SRK”); (iv) David Bleiker, P. Eng., WSP Canada Inc.; and (v) Daniel Russell, P.Geo., WSP Canada Inc.; all Qualified Persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a Qualified Person within the meaning of NI 43-101, but is not independent of us. All currencies used in this summary of the Springpole Technical Report are in US dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Springpole Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Springpole Technical Report in its entirety to fully understand the project. You can download a copy of the Springpole Technical Report from our SEDAR+ profile (www.sedarplus.ca), or from our website (www.firstmininggold.com).

Note:

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Project description, location and access

The Springpole Project is wholly-owned and controlled by First Mining through its subsidiary company Gold Canyon Resources (“Gold Canyon”) and comprises 30 patented mining claims, 280 contiguous mining claims and mining leases totalling an area of 41,952 hectares (“ha”). Additional claims adjacent to the project area within the Birch-Uchi Greenstone Belt (the “Birch-Uchi Greenstone Belt”) have been acquired by Gold Canyon between 2021 and 2025. This additional tenure comprises a further 562 mining claims totalling 15,895 ha which are 100% owned by Gold Canyon, plus a further 82 mining claims (1,656 ha) which are 70% owned by Gold Canyon and 30% owned by Whitefish Exploration Inc.

The Springpole Project is located 110 km northeast of the Municipality of Red Lake in northwest Ontario, Canada. The Springpole Project is centered on a temporary exploration camp situated on a small land bridge between Springpole Lake and Birch Lake. The latitude and longitude coordinates are:

•	Latitude	N51° 23ʹ 44.3ʺ
•	Longitude	W92° 17ʹ 37.4ʺ

The Universal Transverse Mercator map projection based on the World Geodetic System 1984 zone 15N is:

•	Easting	549,183
•	Northing	5,693,578
•	Average Elevation	395 m

During late spring, summer, and early fall, the Springpole Project is accessible by floatplane direct to Springpole Lake or Birch Lake from the communities of Red Lake, Ear Falls and Sioux Lookout, Ontario. In some years it has been accessed by a seasonal (January – March) winter road constructed over a distance of 40 km, commencing from the South Bay Mine Road located east of Ear Falls, Ontario. The closest road access at present is approximately 15 km away at the extension of the Wenasaga forestry access road.

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During breakup in spring and freeze-up in fall, access to the Springpole Project is by helicopter. Additional winter access may be available via temporary airstrips cleared on nearby frozen lakes.

First Mining acquired 100% of the Springpole Project on November 13, 2015 when it completed the acquisition of Gold Canyon. On acquisition, the Gold Canyon mineral tenure consisted of 30 patented mining claims and 300 unpatented, contiguous mining claims and 6 Crown mining leases, totalling an area of approximately 32,448 ha. Additional mining claims were subsequently acquired by First Mining in the Satterly Lake area, and the original unpatented ‘legacy’ claims were converted into the new Ontario cell claim system in April 2018. A further 7 mining leases were acquired by Gold Canyon in 2019 by conversion of existing mining claims covering 1,531 ha to mining leases. As of the date of the Springpole Report, the Springpole Project area comprises 30 patented mining claims, 280 contiguous mining claims and 13 mining leases totalling an area of 41,952 ha.

First Mining, through its wholly-owned subsidiary Gold Canyon, leases 10 patented mining claims (11233-11235, 12896-12901, and 13043) covering a total area of 182.25 ha. First Mining has the right to acquire these leases by satisfying the two payments below with ownership to be transferred to Gold Canyon:

•

On or before February 20, 2026, Gold Canyon agrees to pay to R&S the sum of US$4,000,000, of which US$1,000,000 shall be payable in cash and of which US$3,000,000 could be satisfied by the issuance of Common Shares to the lease holder. This payment has been completed.

•

On receipt of a final environmental assessment approval in respect of the Springpole Project from the Impact Assessment Agency of Canada or other applicable Government or Regulatory Authority responsible for the approval of the Project under the Canadian Environmental Assessment Act, Gold Canyon agrees to pay to R&S the sum of US$5,000,000, of which US$2,000,000 shall be payable in cash and of which US$3,000,000 could be satisfied by the issuance of Common Shares to the lease holder.

Gold Canyon also has the right to re-acquire, at its sole discretion, an additional one-half of one percent (0.5%) of the net smelter return (“NSR”) royalty on the 10 patented claims, at any time up to 366 days following the receipt of the Springpole Project final construction permit from the applicable Government or Regulatory Authority required by Gold Canyon for US$5,000,000, of which US$2,500,000 shall be payable in cash and of which US$2,500,000 could be satisfied by the issuance of Common Shares.

We must pay all applicable property taxes related to the 10 patented mining claims during the term of the lease, and we maintain a right of first refusal on any sale by the leaseholder of its interest in the claims.

Through Gold Canyon, we also have an option and lease to a further 15 patented mining claims which are fee simple parcels with mining and surface rights attached and registered, together with the notice of option and lease, with the Land Registry Office, Kenora, Ontario. The current term of the purchase option expires on September 9, 2029 and may be extended for successive 5-year terms by delivering notice along with a renewal fee of US$50,000 and confirmation that at least $300,000 was spent on mining operations in the prior option period. We are required to make option payments in the aggregate amount of US$35,000 per year and to expend an aggregate of $300,000 on mining operations in each option term as a condition of any renewal and to pay all property taxes related to these patented claims. We have an option to acquire the 15 claims and would be required to do so upon the commencement of commercial production at any time during the option period by payment of an aggregate of US$2 million. Upon exercise of the purchase option, we must also acquire the cabin on the property for the lesser of fair market value or US$20,000.

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Underlying royalties which affect the Springpole Project are:

•

3% NSR royalty on 5 patented claims payable to Jubilee Gold Exploration Ltd. (“Jubilee Gold”) upon commencement of commercial production with advance royalty payments of $70,000 per year, adjusted using the yearly Consumer Price Index. We have an option to acquire 1% of the NSR royalty for $1,000,000 at any time, and a right of first refusal on any sale of the NSR royalty. We can terminate the royalty obligations at any time by transferring the 5 patented claims back to Jubilee Gold;

•

3% NSR royalty on 10 leased patented claims payable to a leaseholder upon commencement of commercial production. We have a right to acquire up to 2% of the NSR royalty for US$1,000,000 per 1%, and an additional 0.5% of the NSR royalty for US$5,000,000 for a total buy-back right on 2.5% NSR royalty; and

•

3% NSR royalty on 15 patented claims (held by us pursuant to an option and lease) is payable to an optionor and leaseholder during the option term upon commencement of commercial production or a 1% NSR royalty if the purchase option is exercised prior to commercial production. We have a right to acquire the remaining 1% NSR royalty by a payment of US$500,000.

To keep a mining claim current, the mining claim holder must perform $400 per single cell mining claim unit worth of approved assessment work per year, or $200 per boundary cell mining claim unit, immediately following the initial registration date. The claim holder has two years to file one year’s worth of assessment work.

Surface rights are separate from mining rights. Should any method of mining be appropriate, other than those claims for which Crown leases were issued, the surface rights would need to be secured.

We entered into a silver stream agreement (the “Silver Stream Agreement”)with First Majestic Silver Corp. (“First Majestic”) on June 10, 2020 pursuant to which First Majestic agreed to pay a total of US$22,500,000 to First Mining over 3 tranches for the right to purchase 50% of the payable silver produced from the Springpole Project (the “Silver Stream”). All 3 tranches have been paid.

On March 28, 2025, the Company received the final payment of US$5,000,000 from First Majestic. The parties amended the Silver Stream Agreement on March 13, 2025 where the final payment could be made earlier without the requirement for the completion of the environment assessment. As consideration for amending the terms of the final payment, the Company amended the terms of the Warrants issued to First Majestic on July 2, 2020, under the terms of the Silver Stream Agreement. The warrants were subsequent exercised on December 15, 2025.

Following the commencement of production at the Springpole Project, First Majestic is required to make ongoing stream payments to us equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver. We have the right to repurchase 50% of the Silver Stream for US$22,500,000 at any time prior to the commencement of production. We also granted First Majestic a right of first refusal with respect to any future silver stream financings related to the Springpole Project.

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History

Gold exploration was carried out at Springpole during two main periods, one during the 1920s to 1940s, and a second period from 1985 to the present.

Between 1933 and 1936, extensive trenching and prospecting was conducted on the Springpole Project, including 10 short holes totalling 458.5 m. Limited trenching and prospecting was completed in 1945.

The area remained dormant until 1985, when an airborne geophysical survey was completed over the entire claim group, and on the 30 patented claims line cutting was done at both 30.5 m centres and 61 m centres. Subsequently, geological mapping, humus geochemistry, and ground geophysics were conducted over the grids.

From 1986 through 1989, 118 diamond drill holes were completed in 7 drill phases totalling 38,349 m. In addition, during 1986 and 1987, approximately 116,119 square metres (“m2”) of mechanical stripping was carried out and four petrographic reports were produced.

From 1989 through 1992, an induced polarization survey over the central portion of the Portage zone under Springpole Lake was conducted and the Springpole Project was tested with 18 core holes totalling 5,993 m. The majority of the drilling was conducted on the Portage zone. At the same time, a 7-core hole drill program was completed around the east margins of Springpole Lake and lake-bottom sediment sampling of Springpole Lake east of Johnson Island was completed.

During 1995, an exploration program consisting of remapping of the main area, of some of the existing drill core, and a reinterpretation of the geology was carried out. During the 1995 and 1996 programs, an additional 69 holes were drilled totalling 15,085 m on the Springpole Project proper and two drill holes on Johnson Island.

By late 1996, Gold Canyon acquired 100% of the Springpole Project. Gold Canyon continued exploration in 1997 and 1998 with another 52 core holes totalling 5,643 m.

In the summer of 1998, a lake bottom sediment sampling program was conducted in several areas of the Springpole Project, which identified several follow-up targets that were tested in 1999 with 12 core holes totalling 2,779 m.

During 2004, 2005, and 2006, diamond drilling programs were conducted on the Springpole Project by Gold Canyon, totalling over 17,322 m in 109 drill holes.

In 2007, Gold Canyon conducted an 11 diamond drill hole program that totaled 2,122 m of drilling, and in the fall of 2007, they embarked on a limited exploration program to further investigate the Fluorite zone that was previously identified during a trenching program in 1990.

In 2008, Gold Canyon drilled a further 7 core holes totaling 2,452 m.

From early August through to the end of October 2009, Gold Canyon re-logged and re-sampled a portion of the historic drill core stored at the project site and temporary tent camp. A total of 115 drill holes were re-logged which equates to approximately 31% of the available drill holes at the time of completion.

In the winter of 2010, a total of 6 diamond drill holes were drilled for a total of 1,774.5 m of HQ drilling. During the following summer and fall of 2010, a total of 8,662 m of diamond drilling was completed in 23 drill holes.

In 2011, Gold Canyon carried out a drill program which totaled 29,787 m in 82 diamond core holes.

A 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program. The 2012 drill program totaled 39,392 m in 98 diamond core holes.

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In 2013, Gold Canyon drilled 24 diamond drill holes totaling 5,394.5 m, and 18 Vibracore holes totaling 720.8 m.

In the winter of 2013, 7 inclined diamond drill holes were drilled totaling 2,401.5 m. These holes were drilled to explore for additional mineralization outside the proposed pit wall and to obtain further structural and geotechnical data around the proposed open-pit area.

In June and July 2013, 17 diamond drill holes totaling 2,993 m were drilled from barges on Springpole Lake.

In the fall of 2013, 18 holes totaling 720.9 m were drilled from a barge on Springpole Lake using a drilling technique that employed a combination of standard soil sampling tools and sampling techniques for the very soft material and the use of Vibracore equipment to penetrate and sample the more competent sediments/rocks.

In 2013, Gold Canyon commissioned SRK Consulting (Canada) Inc. (“SRK”) to supervise the 2013 geotechnical and structural/geological program and to complete a preliminary economic assessment (“PEA”) on the Springpole Project.

On November 13, 2015, we acquired Gold Canyon, and as a result, the Springpole Project.

In October 2016 we commenced a drilling program at the Springpole Project to collect additional material for metallurgical testing. A total of 4 holes comprising 1,712 m were drilled, with hole locations specifically chosen to recover sample material that is representative of the Springpole deposit. In February 2017, we announced the results of the drilling program.

In 2017, we commissioned SRK to complete an updated PEA on the Springpole Project.

In 2018, we carried out a limited geotechnical drill program to test the integrity of ground relevant to dyke construction and characterize the dyke foundation materials. Eleven short holes were drilled totaling 243 m.

In 2019, we commissioned SRK to complete an updated PEA on the Springpole Project.

In 2020, 3 diamond drill holes totaling approximately 1,182 m were drilled for metallurgical purposes, and 24 diamond drill holes were drilled totaling 4,091 m for geotechnical purposes, some of which were also utilized to collect hydrogeological data. A further 20 diamond drill holes were drilled for condemnation purposes, totalling 2,218 m.

In 2021, diamond drilling consisted of 10 drill holes for metallurgical purposes (2,632 m), 3 drill holes for acid rock drainage (“ARD”) test work (231 m), 5 condemnation drill holes (1,030 m), 30 geotechnical drill holes (3,270 m), 1 vertical hydrogeological monitoring hole, and 6 exploration holes (1,545 m).

In 2021, we commissioned AGP Mining Consultants Inc. to complete a PFS on the Springpole Project.

In 2022, we completed diamond drilling consisting of 34 HQ-sized diamond drill holes totaling 3,756 m for geotechnical purposes, 10 drill holes totaling 1,612 m for ARD test work, and 18 drill holes totaling 406 m for hydrogeological purposes, which included a program of shallow monitoring well installations positioned around proposed mine infrastructure areas.

In 2024, we completed diamond drilling consisting of 26 drill holes totaling 1,359 m for hydrogeological purposes, including a program of shallow monitoring well installations, and 5 drill holes totalling 2,293 m for exploration purposes.

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Geological setting, mineralization and deposit types

The Springpole Project is located within the Archean-aged Birch-Uchi Greenstone Belt. Studies of the southern part of the Birch-Uchi greenstone belt have revealed a long, multistage history of crustal development. Based on mapping, lithogeochemistry, and radiometric dating, the supracrustal rocks of the greenstone belt were subdivided into three stratigraphic group-scale units (listed in decreasing age): the Balmer, Woman and Confederation assemblages. This three-part subdivision was applied to most of the Uchi Subprovince. The Confederation assemblage is thought to be a continental margin (Andean-type) arc succession, versus the less certain tectono-stratigraphic context of the other assemblages. Some relatively small conglomeratic units likely form a synorogenic, discontinuously distributed, post-Confederation assemblage in the Birch-Uchi Greenstone Belt.

The northern margin of the Birch-Uchi Greenstone Belt forms a pattern of sub-regional scale cusps of supracrustal strata alternating with batholiths. Basaltic units are prominent around the periphery of the greenstone belt and may be part of the Woman assemblage but the accuracy of this stratigraphic assignment is unknown. It is suggested that Confederation assemblage age rocks make up the bulk of the greenstone belt.

The Springpole Project is underlain by a polyphase alkali, trachyte intrusion complex displaying autolithic breccia. The intrusion is comprised of a system of multiple phases of trachyte that is believed to be part of the roof zone of a larger syenite intrusion; fragments displaying phaneritic textures were observed from deeper drill cores in the southeast portion of the Portage zone. Early intrusive phases consist of megacrystic feldspar phenocrysts of albite and orthoclase feldspar in an aphanitic groundmass. Successive phases show progressively finer-grained porphyritic texture while the final intrusive phases are aphanitic. Within the country rocks to the north and east are trachyte and lamprophyre dikes and sills that source from the trachyte- or syenite-porphyry intrusive system.

The main intrusive complex appears to contain many of the characteristics of alkaline, porphyry style mineralization associated with diatreme breccias (e.g. Cripple Creek, Colorado). Direct comparison with drill core from the 2 sites shows a number of consistent textures and styles of mineralization. Observations made from drilling, combined with the airborne magnetic survey, shows that gold mineralization is coincident with discrete geophysical low anomalies. This style of mineralization is characterized by the Portage zone and portions of the East Extension zone where mineralization is hosted by diatreme breccia in aphanitic trachyte. Ductile shearing and brittle faulting have played a role in redistributing structurally controlled blocks of the mineralized rock. Work continues to outline a consistent form of porphyry style alteration zoning consisting of an outer zone of phyllic (sericite) dominant alteration with narrow zones of advanced argillic alteration characterized by illite and kaolinite, and a core zone of intense potassic alteration characterized by biotite and K-feldspar.

Mineralization at the Springpole Gold Project is dominated by large tonnage, low grade, disseminated porphyry-style or epithermal-style gold mineralization associated with the emplacement of an alkali trachyte intrusion complex. Textures observed in the extensive repository of drill core appear to confirm that the majority of disseminated gold-silver-sulphide mineralization, the mesothermal to epithermal lode vein gold mineralization, and the banded iron-formation hosted gold mineralization are all the result of the emplacement of multiple phases of trachyte porphyry and associated diatreme breccias, hydrothermal breccias, dikes and sills.

Exploration and Drilling

First Mining completed diamond drilling programs at the Springpole Project in 2016, 2018, 2020, 2021, 2022 and 2024, totaling 212 holes over 28,086 m. Of this drilling, 18 holes (6,658 m) were exploration holes, 17 holes (5,527 m) were for metallurgical sample collection, and the remainder was for other site investigation purposes such as geotechnical, hydrogeological, condemnation, and sample collection for metal leaching/acid rock drainage testwork programs.

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Exploration drilling in 2022 in the southwest area of the deposit identified additional mineralization highlighting extension of the deposit continuity outside the Mineral Resource area as defined in the 2021 PFS.

The most recent exploration drilling at the Springpole Project area was in 2024, where 5 holes totalling 2,293 m were completed in a Phase 1 drilling campaign which focused on a 150 m strike area at the Southeast Extension target located at the southeastern boundary of the current Mineral Resource and proposed open pit wall design. The Southeast Extension target remains open along strike towards the south and southeast of the main Portage zone and has the potential to add meaningful mineralization extension or additional zones within or near the current PFS proposed open pit shell.

First Mining has also completed several other exploration programs between 2021 and 2025 over the Springpole Project area and its adjacent mineral tenure in the Birch-Uchi Greenstone Belt. These activities consisted of diamond drilling and prospecting campaigns on regional targets, an airborne electromagnetic and magnetic survey, and detailed geological mapping and sampling over select targets on the Springpole Project area.

Sampling, analysis and data verification

Historical Programs (Gold Canyon)

The core logging was carried out on-site in a dedicated core logging facility at the Springpole exploration camp. For Gold Canyon drill programs prior to 2012, and the 2013 program, drill log data was recorded onto paper logs that were later scanned and made digital. For the 2012 programs, drill holes appear to have only been digitally logged. The core was photographed prior to logging or sampling and then a geotechnical log was completed that recorded quantitative and qualitative engineering data including detailed recovery data and rock quality designation.

For Gold Canyon’s 2010 and 2011 drill programs, all the drill core intervals were sampled using sample intervals of 1 m. During the 2012 drilling program, Gold Canyon changed its standard sample length from 1 m to 2 m lengths. However, in zones of reduced recovery, 1.5 m or 3 m samples were sometimes collected. Samples over the standard sample length were typically half core samples and whole core was generally only taken in intervals of reduced core recovery across the sampled interval.

Quality control samples were inserted into the sample stream comprising certified blanks, certified gold standards, and field and laboratory duplicates. Field duplicates were collected by quartering the core in the sampling facility on-site. Laboratory duplicates were collected by splitting the first coarse reject and crushing and then generating a second analytical pulp. Blanks, standards, and duplicates made up on average 10% of the total sample stream.

Geological descriptions were recorded for all core recovered, including lithology, alteration style, intensity of alteration, relative degree of alteration, sulphide percentage, rock colour, vein type, and veining density.

Core sampling was performed by experienced sampling technicians or on-site geologists. Core was cut in half lengthwise with a diamond saw, and one half was collected for assay while the other half remained in the core box as a physical record. The remaining core in the boxes was then photographed.

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All gold assay work from the Gold Canyon drill programs between 2010 and 2013 was performed by SGS Laboratories in Red Lake, Ontario. Silver and multi-element assays for the Gold Canyon drill programs were performed by the SGS Don Mills laboratory in Toronto, Ontario. The SGS facilities are certified and conform to requirements CAN-P-1579 and CAN-P-4E (ISO/IEC 17025:2005).

Samples were dried and then crushed to 70% of the sample passing 2 mm (-70 mesh). A 250 g sample was split off the crushed material and pulverized to 85% passing 75 microns (200 mesh). A 30 g split of the pulp was used for gold fire assay and a 2 g split was used for silver analysis. Crushing and pulverizing equipment was cleaned with barren wash material between sample preparation batches and, where necessary, between highly mineralized samples.

As part of the standard internal quality control procedures used by the laboratory, each batch of 75 core samples included four blanks, four internal standards, and 8 duplicate samples. In the event that any reference material or duplicate result would fall outside the established control limits, the sample batches would be re-assayed.

Prepared samples were analyzed for gold by fire assay with atomic absorption finish. Samples returning assays in excess of 10 g/t gold were re-analyzed with a gravimetric finish. Prepared pulp samples shipped from SGS Red Lake to SGS Toronto were analyzed for silver by three-acid digestion with atomic absorption finish.

Pulps and rejects from the historical Gold Canyon core samples, as well as from earlier drill programs where still available, are currently being kept in storage by First Mining.

The quality assurance/quality control (“QA/QC”) program for 2003 to 2007 consisted of the resubmission of approximately 10% of the sample pulps to a second laboratory (ALS Chemex), insertion of two commercial standard reference materials (standards submitted every 30th sample), and insertion of blanks.

In 2007 and 2008, a total of 18 drill holes were completed comprising a total of 1,374 assay intervals. These samples were assayed for gold only by the Accurassay Laboratories of Thunder Bay, Ontario. The QP checked a total of 137 samples representing 10% of the total against the original certificates. No errors were found. No program was set up for duplicates, standards, or blanks for this drilling program. The laboratory ran their own set of duplicates for internal monitoring purposes; however, that data was not available to the QP. In 2010, Gold Canyon instituted a QA/QC program consisting of commercial standard reference materials for gold, plus blanks, field duplicates, and pulp duplicates. In addition, a “round robin” program was instituted in 2011 with ACT Labs of Red Lake, Ontario, that compared pulp re-assay results against the original SGS results for 469 samples. SGS conducted their own program of internal duplicate analysis as well.

First Mining Programs

Core preparation, quantitative measurements (metre marks, RQD, recovery, magnetic susceptibility and specific gravity) and core logging were completed on-site in a dedicated facility on site at the Springpole exploration camp. The core preparation and quantitative measurements were undertaken by geotechnicians or logging geologists. Detailed geological logging and sample interval selection was carried out by logging geologists and reviewed by a senior geologist and a member in good standing of the APGO (Association of Professional Geologists of Ontario).

For the 2016 drill program, drill logging data was recorded onto paper logs and later scanned and digitized. For all drill programs since 2018, First Mining have completed drill core logging on laptop computers using specialized logging software, with data uploaded into a centralized SQL drilling database. RQD, SG, magnetic susceptibility, and downhole survey data were recorded in Excel templates and then imported into Fusion through the DHLogger interface.

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Detailed logging data collected includes lithology, alteration, veining, structure, and mineralization observations. The minimum sampling length for core samples was generally 0.3 m and maximum length was 1.5 m. Samples were selected taking lithological boundaries into account as well as reducing sample widths over areas with increased mineralization.

The QA/QC samples were inserted into the sample stream at preset positions, with blanks inserted every 30 samples, standards every 25 samples, and a duplicate between every standard and/or blank rotating between field, crush, and pulp duplicate types. Field duplicates were taken onsite by quartering the half core sample being sent to the lab for assay.

Beginning in 2024, First Mining began collecting magnetic susceptibility and specific gravity (relative density) data from drill core samples. Magnetic susceptibility was recorded every metre using a KT-10 magnetic susceptibility meter. For density, water immersion measurements were collected every 25 m with a minimum of one measurement in each representative rock type per hole. In 2024, a check program was undertaken by First Mining to ensure the accuracy of these field density measurements. The corresponding lab and field measurements from these check samples showed an excellent correlation of 0.97.

After the logging and quantitative measurements were taken, the core was photographed both wet and dry. Core cutting and sampling were performed by experienced geotechnicians, and quality control was maintained through regular verification by on-site geologists. The core was cut in half lengthwise and one half was collected for assay and one half was returned to the core box as a permanent record. Core boxes were cross-stacked on pallets and then moved to on-site storage locations.

All gold assay work in the 2016 and 2018 drill programs, as well as in the 2020 metallurgical program was completed by SGS Laboratories in Red Lake, Ontario. Multi-element assays including silver for these drill programs were completed by the SGS laboratory in Vancouver. The SGS facilities are certified for precious metals including gold and silver and 52 element geochemical analyses and conform to requirements CAN-P-1579 and CAN-P-4E (ISO/IEC 17025:2005). Gold and silver assay work in the 2020 condemnation drill program and the 2022 drill programs was conducted by Activation Laboratories Ltd (“ActLabs”) at their laboratories in Ancaster, Ontario or Thunder Bay, Ontario. Gold and silver assay work from the 2023 and 2024 drill programs was performed by AGAT Laboratories Ltd (“AGAT”) at their Thunder Bay, Ontario laboratory (for Au fire assay) and Mississauga, Ontario or Calgary, Alberta (for ICP). Both the ActLabs and AGAT facilities are certified for precious metals including gold and silver and 52 element geochemical analyses and conform to requirements ISO/IEC 17025:2017.

For the SGS assay programs in 2016, 2018 and 2020 (metallurgical drilling), and for the Actlabs assay work from the 2020 condemnation drill program and the 2022 drilling, samples were dried and then crushed to

70% of the sample passing 2 mm (-70 mesh). A 250 g sample was split off the crushed material and pulverized to 85% passing 75 microns (200 mesh). A 30 g split of the pulp was used for gold fire assay and a 2 g split was used for silver analysis. Crushing and pulverizing equipment was cleaned with barren wash material between sample preparation batches and, where necessary, between highly mineralized samples. Sample preparation was the same by AGAT for the 2023 and 2024 assay programs, but with a 50g split of the pulp used for gold fire assay.

As part of the standard internal quality control procedures used by the laboratories, each batch of samples included blanks, internal standards, and duplicate samples (taken both at the crush and pulp stages). In the event that any reference material or duplicate result fell outside the established control limits, the sample batches would be re-assayed.

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For all First Mining assay programs, samples were analyzed for gold by fire assay with atomic absorption finish and samples returning assays in excess of 10 g/t Au were re-analyzed with a gravimetric finish. Samples sent for multi-element analysis were digested with an aqua regia digestion and then finished using Inductively Coupled Plasma-Atomic Emission Spectrometry (“ICP-AES”), Inductively Coupled Plasma Mass Spectrometry (“ICP-MS”) or Inductively Coupled Plasma Spectrometry Optical Emission Spectrometry (“ICP-OES”).

Pulps and rejects from the First Mining assay programs are being kept in storage by First Mining.

For the First Mining QA/QC programs, blanks and standards were inserted at an approximate rate of one standard for every 25 samples (5% of total), and 1 blank for every 30 samples (4% of total). ‘Coarse’ duplicates taken from coarse reject, and ‘pulp’ duplicates taken from 250 g pulverized splits, were also inserted at regular intervals with an insertion rate of 4%. For the 2018 to 2024 assay programs, field duplicates from quartered core were also inserted at regular intervals, with an insertion rate of 4%.

For blanks, a threshold of 10 times the lower detection limit was used as a guide to determine potential contamination. Any assays above this threshold were reviewed on a case-by-case basis to determine if any corrective action was required at that laboratory. If a single blank or standard within a zone of mineralization was deemed to have failed, that QA/QC sample plus five samples either side in the same batch were sent for reanalysis. If a blank/standard plus one or more consecutive standards were deemed to have failed, then the failed samples plus ten samples either side and all the samples between, were sent for reanalysis. For samples from unmineralized zones, if a single standard failed within a batch where the other standards or blanks passed, the entire batch was deemed to have passed and no corrective action was taken.

26 different gold standards were used throughout the First Mining drill programs, spanning a range of gold grades from 0.6 parts per million to 15.62 parts per million, 8 of the standards were also used as silver standards in these assay programs. A standard was deemed a failure if the result fell outside 3 standard deviations from its expected value as defined by the standard’s certificate. Any assays outside of this threshold were reviewed on a case-by-case basis to determine if any corrective action was required.

As part of the 2022 QA/QC program, First Mining noticed that some of the SRM for silver were consistently reporting higher than the expected value. This issue affected a total of 5,292 core samples over 45 workorders assayed between May 26 and November 16, 2022. Of these 5,292 samples, 464 were duplicate samples and 65 were reruns. Additionally, there were 459 standards and blanks – 451 original standards and 8 rerun standards. Of the 459 standards, 166 were certified for Ag. To further investigate this issue, and as part of their 2022 check assay program, First Mining sent 21 consecutive samples for ICP reanalysis at AGAT laboratories in Thunder Bay. The results from the AGAT assays appeared to confirm the apparent bias for silver. An internal investigation by ActLabs determined that the root cause of the high Ag bias noted in the 2022 assay results was related to an inaccuracy at their end caused by Ag spiked samples which were used to re-slope their calibrations, and that the bias was not consistent throughout the data set.

The lab subsequently reprocessed and reissued the 2022 assay certificates to First Mining who reviewed these assay results and found that the reprocessed results contained a greater bias than the original results. ActLabs was not able to express numerically the correction that was applied to the certificates and has not provided their methodology for calculating those results. Since the Ag bias was not resolved by the re-issuance of the assay certificates, First Mining was unable to use this reprocessed data in their assay database.

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To quantify the potential error that can be attributed to the possible overestimation of silver assays, the QP carried out an investigation of the possible affected assay results. Because the majority of the samples with possible high Ag bias are mostly low-grade, and only 204 assay values (0.51% of all assays used for the silver estimate) are greater than 5 g/t, the QP is of the opinion that the inclusion of the 2022 silver assay data will not materially affect the results of the Mineral Resource estimate. The relatively small amount of data with possible high bias will have a negligible impact on the silver estimate. The QP is of the opinion that the 2022 silver data can be included in the 2025 Mineral Resource estimate.

As part of the Mineral Resource estimation process, the QP reviewed the QA/QC data collected by Gold Canyon, reviewed the procedures in place to assure assay data quality, and verified the assay database against original assay certificates provided directly to SRK by SGS Red Lake, the assay laboratory. A total of 53,431 gold assays, 46% of the assay data, were checked against original assay certificates. No significant database errors were identified. About 143 minor rounding errors were observed. None of the rounding errors are deemed material or of any significance to the Mineral Resource estimate presented in the Springpole Report. In addition, all of the assay data collected during the 2020 to 2024 drill programs were checked against the original assay certificates for both gold and silver. The QP also reviewed the QA/QC data collected during these programs and found that the procedures established by First Mining and the results of the QA/QC data were in keeping with CIM Best Practice Guidelines (CIM 2018, CIM 2019) and acceptable for inclusions in the estimation of mineral resources and mineral reserves.

The QP carried out visits to the Springpole site on February 10 and 11, 2012, on August 8 and 9, 2012 and on June 20 to 22, 2022. During the site visits, core logging procedures were reviewed. Several sections of core from the Portage, Camp, and East Extension zones were examined. Sampling procedures and handling were observed. The deposit geology, alteration, and core recovery data were observed for the Portage zone.

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Mineral processing and metallurgical testing

The Springpole deposit has been the subject of several metallurgical test work programs and previous studies, as summarized in the following table:

Year	Laboratory	Test work Performed
1989	Lakefield Research, Lakefield; LR3657	Whole ore leach cyanide leach and CIL
2011	SGS Mineral Services, Vancouver; 50138-001	Whole ore cyanide leach
2013	SGS Mineral Services, Lakefield; 13152-001	Whole ore cyanide leach Flotation and concentrate regrind leach
2013	Process Mineralogical Consulting Ltd; Oct2013-05	Mineralogical analysis of two grab samples
2017	Base Met Labs, Kamloops; BL0161	Comminution testing Mineralogical assessment – BMA, TMS Whole ore leach Rougher flotation and concentrate regrind leach Viscosity
2018	ALS Metallurgy, Kamloops; 180107	Whole ore cyanide leach Flotation: Concentrate regrind leach and tail leach
2018	Jacobs Engineering Group, Lakeland Florida	Reverse flotation to float off mid-size mica to reduce comminution requirement
2018	Eriez Flotation Division, Erie Pennsylvania	Hydraulic classification to remove multiple size fractions of micas to reduce comminution requirement – cross flow and hydrofloat separation
2020	SGS Minerals, Lakefield, ON

Project No. 17802-01 November 27, 2020

Phase 1 (4 zone composites)

Feed characterization Flotation with concentrate regrind and leach and tailings leach

Whole ore leach Cyanide detoxification

Solid-liquid separation for tailings

Project No. 17802-02 December 17, 2020 Phase 2 (4 zone and 12 variability composites) Feed assays Comminution characteristics Flotation with concentrate regrind and leach and tailings leach
2021	Base Metallurgical Laboratories, Kamloops, BC; BL758, April 18, 2022

Comminution testing

Mineralogical assessment – BMA, gold deportment

Gravity concentration

Rougher flotation and concentrate regrind leach

Flotation tailings leach

Merrill-Crowe precipitation testing

Oxygen uptake testing

Cyanide detox testing

Thickening and filtration testing

2022	FLSmidth Inc. Salt Lake City, UT; Oracle Project Reference 9252312729, January 7, 2022	Flotation tailings thickening and filtration testing
2022	Woodgrove Technologies, Toronto, ON; Report No. 21075-00013319-PR-RPT-10000, March 2022	DFR pilot plant testing using proprietary Direct Flotation Reactor (DFR) technology for rougher flotation and Benchtop Flotation Reactor (BFR) technology for cleaner flotation
2022	Jenike and Johanson Ltd. Mississauga, ON; Flow Property Test report 72117-1 and 72117-2, 25 March 2025	Flow property test results for ore and tailings
2023	Base Metallurgical Laboratories, Kamloops, BC; BL1073, May 4, 2023	Rougher flotation and concentrate regrind leach Flotation tailings leach Cyanide detox testing Thickening and filtration testing

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Earlier programs from 1989 to 2019 investigated whole ore leach and flotation followed by concentrate regrind and leach as different processing options. The 2021 PFS testwork focused on sGold occurs as fine-grained and occurs primarily as telluride minerals as well as in silicates. The telluride associated gold recovers well to flotation concentrate and further recovery improvement is seen when regrinding concentrate for improved liberation of fine-grained gold. Most of the remaining gold is associated with silicates and is recoverable by cyanidation.

For the Springpole Report, the flowsheet featured split tailings streams for flotation concentrate and flotation tailings to manage sulphur and potential acid generating (“PAG”) rock. A Merrill Crowe circuit was selected for precious metal recovery from the concentrate leach solution because of the mineralized material’s high silver to gold ratio and variable flotation and leach extraction.

The 2021-2023 testwork program focused on optimizing the flotation and leach process flowsheet.

Head assays confirm the presence of deleterious elements mercury and arsenic. Mercury is present at concentrations that warrant mercury control. Some areas of elevated Cu and zinc concentrations are seen which may result in higher than average cyanide consumption.

Ore is considered highly variable in terms of breakage characteristics, confirming observations made in the previous 2021 PFS. Mass and metal recovery to flotation concentrate was highly variable, as was leach extraction for reground of Optimal rougher concentrate leach conditions were determined to be a target regrind P80 size of 17 micrometres (“µm”), a slurry density of 45% solids with a pre-aeration period of eight hours. The optimal rougher tailings leach conditions were set at 53% solids. Leaching at a higher solids content for both the concentrate and tailings streams showed no adverse impact on leach extraction.

Concentrate leach is essentially complete after 8 hours and tailings leach after 10 hours. Average sodium cyanide consumption from the production and master composite samples was 0.12 kilogram/tonne (“kg/t”) of tailings for the tailings leach circuit and 2.87 kg/t of concentrate for the concentrate leach circuit. Average lime consumption was 1.33 kg/t of tailings and 3.98 kg/t of concentrate.

The overall flotation and leach extraction for the production, master and variability composites ranged between 79.2 and 94.5% for gold over a range of calculated head grades from 0.47 to 6.02 g/t. The overall flotation and leach extraction for the production, master and variability composites ranged between 72.9 and 95.8% for silver over a range of calculated head grades from 0.92 to 29.86 g/t.

Analysis of the pregnant leach solution produced from rougher concentrates shows no species of concern that would negatively impact precipitation efficiency.

Cyanide detoxification conditions for the master composites 3 and 4 at 45% solids were optimized to be a 5:1 ratio of SO2 to CNWAD, 25 mg/L copper and 30 minutes retention for rougher concentrates. For rougher tailings at 53% solids, conditions included a 5:1 ratio of SO2 to CNWAD and 60 minutes retention. Under these conditions, the process met the targets of <5ppm CNWAD for cyanide detoxification.

Dynamic settling tests and slurry viscosity tests on the finely ground concentrates showed good settling characteristics and viscosities within an acceptable range for mixing and pumping applications.

Material flow property testing was carried out for crushed ore and identified there are minimal design risks for the major bulk solids handling systems for the Springpole Project.

A flowsheet maintaining separate high sulphide and low sulphide leach tailings streams reduces the acid generation potential in the co-disposal facility.

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The authors of the Springpole Report make the following recommendations ahead of the feasibility study phase: (i) supplementary variability testing to address gaps in spatial coverage of the deposit, particularly in Zones B and C and areas representing the early years of operation. This is needed to provide increased confidence in the comminution circuit design through an increased number of samples as the deposit is highly variable; (ii) variability tests should be carried out at the conditions selected for design and considering the full flowsheet; (iii) determine flotation recovery targets for sulphide sulphur required to produce non-acid generating tailings; (iv) vendor testing of leached concentrate pressure and vacuum filtration as an alternative to CCD; (v) improved ore characterization to enable prediction of power requirement by year (by rock group or RQD) and a more precise mass recovery model. Recommended testing includes whole rock analysis and mineralogy on feed and concentrate characterization composites and variability samples; and (vi) track tellurium assays and recovery in testwork as a critical mineral of interest.

Mineral resource estimates

The current Mineral Resource model utilizes results from 499 core boreholes. The resource estimation work was completed by Dr. Gilles Arseneau, P.Geo., an Independent Qualified Person as this term is defined in NI 43-101. The effective date of the resource statement is September 30, 2025.

The Mineral Resource estimate was based on a gold price of US$2,450/oz and a silver price of US$27.50/oz, both considered reasonable economic assumptions by the QP. To establish a reasonable prospect of economic extraction in an open pit context, the resources were defined within an optimized pit shell with pit walls set at 35° to 45° based on domains. Assumed metallurgical recoveries of 87.2% for gold and 85.5% for silver were used. Mining costs were estimated at $2.30/t of total material, processing costs estimated at $14.50/t, and general and administrative costs estimated at $0.90/t. A cut-off grade of 0.2 g/t Au was calculated and is considered to be an economically reasonable value corresponding to breakeven mining costs. Approximately 90% of the revenue for the proposed project is derived from gold, with 10% derived from silver.

Mineral Resources were estimated by Ordinary Kriging using Gemcom block modelling software in 10 x 10 x 6 m blocks. Grade estimates were based on capped, 3 m composited assay data, and used a minimum of 4 and a maximum of 15 composites with no more than 3 composites permitted from a single drill hole. Grade interpolations were carried out in three passes with each successive pass using a larger search radius than the preceding pass and only estimating the blocks that had not been interpolated by the previous pass. Capping levels were set at 25 g/t for Au and 200 g/t for Ag. Any blocks estimated during Pass 1 or Pass 2 with at least 2 drill holes and 6 composites were classified as Indicated Mineral Resources. All other interpolated blocks were classified as Inferred Mineral Resource. Mineral Resources were then validated using Gemcom GEMS (6.7) software.

The resource model includes mineralized material in the Camp, East Extension and Portage zones spanning 1,860 m in the southeast direction along the axis of the Portage zone and 900 m in the northeast direction perpendicular to the long axis of the Portage zone. Resource modelling includes mineralized material generally ranging from 340 m to 440 m below surface.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, but the QP is of the opinion that with additional drilling that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources. The Mineral Resources in this Springpole Report summary were estimated in accordance with current CIM standards definitions, and guidelines, and reported using the CIM Definition Standards for Mineral Resources and Mineral Reserves 2014 (CIM Definition Standards, 2014). The updated Mineral Resource estimate for the Springpole Project is summarized in the table below.

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Category	Quantity	Grade		Metal
	(Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Open Pit
Indicated	191	0.78	4.6	4.8	28
Inferred	64	0.38	3.1	0.8	6.5

Note:

(1)	This Mineral Resource estimate is as of September 30, 2025.
(2)

Mineral Resources are reported in relation to a conceptual pit shell. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

(3)

Open pit Mineral Resources are reported at a COG of 0.20 g/t Au. COGs are based on a gold price of US$2,450/oz and a gold processing recovery of 87.2% and a silver price of US$27.50/oz and a silver processing recovery of 85.5 Preliminary processing cost assumptions of C$14.50/tonne processed, general & administration assumption of C$0.90/tonne processed, stockpile cost assumption of C$0.75/tonne processed, and incremental ore mining cost of C$0.56/tonne processed.

(4)	Overall pit shell slope angles ranged from 20 - 45°.

Mineral reserve estimates

The Mineral Reserves for the Springpole Project are based on the conversion of the Measured and Indicated Mineral Resources within the current Springpole Report mine plan. Indicated Mineral Resources in the mine plan were converted directly to Probable Mineral Reserves. There are currently no Measured Mineral Resource estimates and therefore there are no Proven Mineral Reserves. The total Mineral Reserves for the Springpole Project are shown in the table below.

Category	Cut-off Grade	Tonnes	Grade		Contained Ounces
		(Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Proven	0.27	-	-	-	-	-
Probable	0.27	102.0	0.94	4.90	3.1	16.1
Total	0.27	102.0	0.94	4.90	3.1	16.1

Note:

(1)	This Mineral Reserve estimate is as of November 13, 2025 and is based on the new Mineral Resource estimate dated September 30, 2025.
(2)	The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101.
(3)	Mineral Reserves are stated within the final design pit based on:

•	US$2100/ounce gold price, US$24/ounce silver price.
•	Pit Limit corresponds to a pit shell with a revenue factor of 0.60, corresponding to a US$1,260 /ounce gold price and US$14.40/oz silver.
•	A cut-off grade of 0.27 g/t Au for all pit phases.
•	Preliminary mining cost assumptions of C$2.60/tonne mined of waste, C$2.30/tonne mined of ore, and C$2.00/tonne mined of overburden, with an incremental mining cost of C$0.02/tonne/6 m mined.
•

Preliminary processing cost assumptions of C$14.50/tonne processed, general and administration assumption of C$0.90/tonne processed, stockpile cost assumption of C$0.75/tonne processed, and incremental ore mining cost of C$0.56/tonne processed.

•	Preliminary process recovery assumptions of 87.2% for gold and 85.5% for silver.
•	An exchange rate of C$1.35 equal to US$1.00.
•	The preliminary economic, cost and recovery assumptions used at the time of mine planning and reserve estimation may not necessarily conform to those stated in the economic model.

(4)	Pit slope inter-ramp slope angle assumptions ranged from 22 - 54°.

The Mineral Reserves for the Springpole Project are based solely on open pit mining assumptions. The reference point at which mineral reserves are defined is the point where the ore is delivered to the process plant complex, which includes the ore stockpiles.

At the time of preparing the mineral reserve estimate, the QP has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the mineral reserves. The risk of not being able to secure the necessary permits from the government for development and operation of the Springpole Project exists but the QP is not aware of any issues that would prevent those permits from being withheld per the normal permitting process.

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Mining methods

The Springpole Report mine plan is based on open pit mining. A single pit will provide the open pit feed material necessary to maintain the process plant feed rate at 30,000 t/d while operational. The Springpole pit is proposed as a three-phase design using 12 m benches which provides 102.0 million tonne (“Mt”) of mill feed grading 0.94 g/t Au, and 4.90 g/t Ag. Waste from this pit will total 309.5 Mt for a strip ratio of 3.0 (waste:mill feed).

The mill feed cut-off used is 0.25 g/t AuEq, accounting for the contribution of both gold and silver. This is equivalent to a gold only cut-off of 0.27 g/t Au. During the mine operation, material would be stockpiled to optimize the plant feed grade and defer lower-grade material until later in the mine schedule.

The phases are scheduled to provide 30,000 t/d of feed to the mill over a 9.4-year mining life after one year of pre-production stripping. The last 1.4 years of mine life are stockpile reclaim. The pits are sequenced to minimize initial stripping and provide higher feed grades in the early years of the mine life which the stockpiling strategy accomplishes.

The main fleet will consist of up to four 251 mm rotary drills and two 140 mm drills, two 37 m3 electric hydraulic shovels and three 23 m3 front end loaders. The truck fleet will total 25 – 240-tonne trucks at the peak of mining. This is due to the long hauls from the pit to the co-disposal facility (“CDF”). The usual assortment of dozers, graders, small backhoes, and other support equipment is considered in the equipment cost estimate. A smaller front-end loader (13 m3) will be stationed at the primary crusher.

Year -1 is the start of major mining activity using the larger equipment when the controlled dewatering of the open pit basin has advanced sufficiently for mining and the site infrastructure (power lines, roads, etc.) are in place. The early phases will provide the highest grade to the mill early in the schedule. The open pit will be in operation until Year 8 followed by 1.4 years of stockpile reclaim to feed the plant.

Waste material from the pit will be stored in the CDF. Non-acid generating (“NAG”)/non-metal leaching material will be used for the outer embankments while PAG material will be co-disposed with process plant tailings. The majority of the NAG waste rock material from the open pit will be contained within the CDF (134.6 Mt), but a small portion of NAG/non-metal leaching material will be backfilled into Phase 2 near the end of the mine life. This reduces the overall haul length and helps in reclamation of the pit. An estimated total of 15.4 Mt will be backfilled into the pit.

In addition to the open pit, two quarries will be established during the pre-production period and at closure. These quarries will be used to provide rock material for various mine infrastructure including haul roads, dikes, CDF embankments, and to meet site fill requirements for other infrastructure. Approximately 7.4 Mt of material is planned to be excavated from the CDF quarry in the preproduction period, while 26.2 Mt of material is planned from the fish habitat development area at the end of the mine life.

When the open pit is completed, the larger mining fleet will move to complete the fish habitat area. Material will be used as cover for the CDF cells and will be dumped into the open pit. This serves to cover the slopes in the pit for reclamation purposes and upon closure the quarry will become additional lake area which will be contoured to provide suitable fish habitats.

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Processing and recovery operations

The process plant will process 30 kilotonnes/day (“kt/d”) over the life of mine (“LOM”).

The selected flowsheet includes primary crushing with the crushed product stored in a covered crushed ore stockpile. Crushed ore is reclaimed to a grinding circuit consisting of a SAG mill and a ball mill operating in closed circuit with a classification cyclone cluster. Cyclone overflow feeds a single stage rougher flotation circuit, with a concentrate regrind stage following flotation.

Reground concentrate reports to a concentrate thickener, whilst tailings from the flotation circuit reports to a tailings thickener. The concentrate circuit utilizes cyanide leach and counter current decantation (“CCD”) circuit followed by a Merrill Crowe precipitation circuit and smelting to produce doré to market. The tailings circuit utilizes a cyanide leach circuit and carbon in pulp (“CIP”) circuit followed by elution, Merrill Crowe, and smelting to produce doré. The leach residue from the concentrate leach circuit feeds the concentrate cyanide detoxification circuit, whilst the CIP residue from the tailings CIP circuit feeds the tailings cyanide detoxification circuit. Material from the concentrate cyanide detoxification circuit is sent to the PAG tailings deposition cell and material from the tailings detoxification is sent to the CDF.

Key design operating availabilities are 75% for primary crushing and 92% for the grinding, flotation, leach, CCD and CIP circuits.

Infrastructure, permitting and compliance activities

Key project infrastructure includes the open pit mine area with associated haul roads and ramps, the dikes required to hydraulically isolate the pit after bay dewatering, site access roads, and the administrative and dry facilities. The Springpole Project will also include construction and permanent camp accommodations, the process plant electrical room, the crushing area electrical room, the central control room, and the reagent storage building. Additional infrastructure consists of the gold room, the assay laboratory and sample preparation facilities, the plant workshop and warehouse, the truck shop and warehouse, the tire-change facility, the truck wash building, and the fuel storage and dispensing facilities. Water and power infrastructure includes the freshwater intake system, the 230 kilovolt (“kV”) overland and 25 kV underground power distribution lines, the freshwater intake pumping and treatment systems, the waste storage and CDF, contact water collection ponds, the wastewater treatment plant, and the explosives magazine.

The main access road will be a private extension of the existing Wenesaga Road, which currently supports forestry operations and has been constructed to within approximately 15 km of the Springpole Project site.

Project electrical demand, estimated at approximately 60 megawatt, will be supplied through a new 230 kV overhead transmission line that will connect to the provincial grid roughly 90 km southeast of the site. Power will be stepped down through a 230 kV/25 kV transformer before being distributed to 6 electrical rooms. Variable-frequency drives will be used where required, and all medium-voltage motors and drives will operate at 4.16 kV. To support early works and construction activities, a temporary tie-in to a 115 kV line located approximately 30 km to the south will be utilized until the permanent transmission infrastructure is commissioned.

Two dikes are planned to be constructed to isolate the area of the proposed open pit and facilitate mining following dewatering. The dikes will have total length of about 1,000 m, average height of about 7 m and a maximum height of about 15 m. The dikes will be constructed using NAG/non-metal leaching rockfill from a quarry located within CDF and/or from pre-production phase open pit stripping (sourced from an area outside the existing lake). Seepage cut-off wall and foundation grout curtain will be incorporated within the dikes to establish a hydraulic barrier. At closure, once the water quality meets all regulatory requirements, the dewatered open pit area will be allowed to flood back by lowering of the dikes in a controlled manner and reconnection of the reclaimed basin to Springpole Lake. The technical risks related to the dikes are described in Section 25.12 of the Springpole Technical Report.

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The CDF will be constructed to manage and store 101 Mt of tailings and 146 Mt of potentially acid generating (“PAG”) mine rock. The CDF will be located immediately west of the open pit on an area of generally thin overburden and bedrock outcrops. The perimeter containment dams will generally be founded on bedrock which is andesite. The andesite bedrock provides good foundation characteristics (high integrity and low permeability) supporting a structurally safe facility with effective seepage capture and management.

The CDF will consist of 2 cells: south cell and north cell. The south cell perimeter dams will be constructed with quarried rock and NAG/non-metal leaching (“NML”) mine rock as a downstream raise and will incorporate a low-permeability liner to maintain saturated conditions during operations. The north cell perimeter dams will be constructed as a center line raise using quarried rock and NAG/NML mine rock. The south and north cells will be separated by an internal dam. The north and south cell perimeter dams will reach an average ultimate height of about 75 m. PAG mine rock (146 Mt) will be co-disposed with NAG tailings (80.8 Mt) in the north cell. The NAG tailings will encapsulate the mine rock providing a low permeability zone to limit oxygen ingress. PAG tailings (20.2 Mt) will be subaqueously deposited in the south cell. CDF contact water will be collected and managed in the south cell and pumped to the central water management pond located in proximity to the plant. The water stored in the contact water management pond will be used to supplement mineral processing and/or will be treated at the on-site effluent treatment plant prior to release.

At closure, the north cell will be graded and provided with erosion protection cover to continue directing runoff to south cell. NAG tailings and/or suitable soil and granular cover will be provided over the south cell PAG tailings to manage water and safely manage extreme runoff events.

A variety of environmental protection, mitigation and management measures have been incorporated into planning, design, construction, operation and ultimate closure of the Springpole Project. The engineering design of the Springpole Project incorporates climate change considerations, and Project components and infrastructure are being designed to manage variable weather events. The technical risks related to the CDF are described in Section 25.12 of the Springpole Technical Report.

The EA process is a planning tool to ensure the Springpole Project is considered in a careful and precautionary manner that avoids or mitigates potential environmental effects and considers the benefits and opportunities from the Springpole Project. First Mining published the final EIS/EA in November 2024 which assessed the potential effects of the Springpole Project on all relevant components of the environment including air quality, noise, water, fish, vegetation, wildlife, land and resource use, the economy, local infrastructure and services, archaeology, cultural heritage, traditional land and resource use, and human and ecological health. The final EIS/EA concluded that, considering the Springpole Project designs and mitigation measures, no significant adverse environmental effects were predicted for the Springpole Project or for the Springpole Project in combination with other projects (WSP, 2024).

The follow-up and monitoring program will be implemented to verify predicted effects, evaluate the effectiveness of mitigation, and measure compliance with future permit and authorization conditions. Modifications to follow-up and monitoring programs may occur as a result of applying an adaptive management approach over all phases of the Springpole Project (construction, operations, and decommissioning and closure).

On February 23, 2018, First Mining submitted a project description to the Impact Assessment Agency of Canada (“IAAC”). IAAC determined an environmental assessment is required for the Springpole Project under the Canadian Environmental Assessment Act (2012). First Mining has also entered into a voluntary agreement with the Ministry of the Environment, Conservation and Parks (“MECP”) to undertake a comprehensive EA under the provincial Environmental Assessment Act.

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A final environmental impact statement/environmental assessment document (“EIS/EA”) was submitted to IAAC and MECP in November 2024. The document was prepared in accordance with the provincially approved Amended Terms of Reference and the requirements of the Ontario Environmental Assessment Act, as well as the Canadian Environmental Assessment Act, 2012 (“CEAA, 2012”). The information presented in the EIS/EA is currently under review by both IAAC and MECP.

First Mining will fully consider the concerns and issues associated with potential adverse environmental effects, as appropriate, to the Indigenous peoples in terms of proximity, historic resources, land and resource use, physical and social effects (including health) on their communities, as well as economy, employment, cultural heritage, in the EA process.

Preliminary environmental design criteria have been developed for project features that have the potential to release contaminants into the air, water, and land. First Mining will also develop an environmental, health and safety (“EHS”) management system to address the EHS needs of the Springpole Project based on the results of the Environmental Impact Statement.

In addition to the requirement for assessment under CEAA, 2012, key federal permits that may be required pending further regulatory advice:

•	Fisheries Act Authorization (Fisheries and Oceans Canada (DFO))

•	Canadian Navigable Waters Act (Transport Canada)

•	Schedule 2 of Metal and Diamond Mining Effluent Regulations (MDMER)

Prohibitions under other pieces of federal legislation also apply but no permitting requirements are currently expected. These may include, but would not necessarily be limited to, the following:

•	Canadian Environmental Protection Act, SC 1999

•	Migratory Birds Convention Act, SC 1994, c22

•	Explosives Act, RSC 1985, C. E-17

•	Transportation of Dangerous Goods Act, SC 1992, c. 34

•	Species at Risk Act, SC 2002; c. 29

•	Nuclear Safety Control Act, SC 1997, c. 9)

Based on the current understanding of the Springpole Project area and project description provided by First Mining, it is expected that the following provincial permits and approvals will be required:

•	Mine Closure Plan, Mining Act, Energy, Northern Development and Mines

•	Permit to Take Water, Ontario Water Resources Act, MECP

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•	Environmental Compliance Approval (Air/Noise), Environmental Protection Act, MECP

•	Environmental Compliance Approval (Sewage), Ontario Water Resources Act, MECP

•	Environmental Compliance Approval (Waste), Environmental Protection Act, MECP

•	Work Permit, Public Lands Act, Ministry of Natural Resources and Forestry (“MNRF”)

•	Work Permit, Lakes and Rivers Improvement Act, MNRF

•	Aggregate Permit, Aggregate Resource Act, MNRF

•	Requirements under the Species Conservation Act, 2025, MECP

•	Forestry Resource Licence/Release of Reservation, Crown Forest Sustainability Act, MNRF

•	Archaeological Clearance, Ontario Heritage Act, Ministry of Heritage, Sports, Tourism, and Culture Industries

The federal government identified Cat Lake First Nation, Slate Falls Nation, Lac Seul First Nation, Wabauskang First Nation, Mishkeegogoamang, and Métis Nation of Ontario in 2018 (updated in 2020), while in 2018 the provincial government identified Cat Lake First Nation, Slate Falls Nation, Lac Seul First Nation, Wabauskang First Nation, Mishkeegogoamang, Ojibway Nation of Saugeen, Pikangikum First First Mining has continued to share information and engage extensively with the participating communities throughout the EA process.

Capital and operating costs

The cost estimate for the Springpole Project is based on an engineering, procurement, and construction management (“EPCM”) implementation approach.

Operating Costs

The costs considered on-site operating costs are those related to mining, processing, maintenance, power, water treatment and general and administrative activities. The operating cost estimate was developed in Q4 2025 using data from vendor quotations, projects, studies and previous operations from internal databases. The operating cost estimate accuracy is approximately -25 to +15%.

Mining operating costs are US$12.44/t of ore processed. The average process operating cost is US$10.72/t processed, and the annual G&A costs are US$27M.

A summary of the average operating costs is shown below.

Cost Area	Total (US$M/a)	US$/t
Mining	106.8	12.44
Processing	113.1	10.72
G&A	27.0	2.56
TOTAL	246.9	23.15

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Capital Costs

The cost estimate is based on an engineering, procurement, and construction management (EPCM) implementation approach. The capital cost estimate has an accuracy of -20%/+30% (AACE Class 4). The estimate includes the cost to complete the design, procurement, construction, and commissioning of all the identified facilities.

The estimate was based on the 2021 PFS and updated with revised assumptions as indicated in process flow diagrams, general arrangements, mechanical equipment list, electrical equipment list, material take-offs, electrical layouts, scope definition and a work breakdown structure. The estimate included all associated infrastructure as defined by the scope of work.

The study is reported in United States dollars to enable consistent comparison with other projects denominated in USD.

The initial and LOM capital cost (US$M) estimate for the Springpole Project is summarized in the table below.

WBS Level 1	Description	Initial CAPEX	Sustaining CAPEX	Closure Costs	Total CAPEX
1000	Mining	302.5	304.1	40.5	647.1
2000	Site Development	39.6	-	-	39.6
3000	Process Plant	348.6	-	-	348.6
4000	On-Site Infrastructure	75.5	-	-	75.5
5000	Off-Site Infrastructure	47.0	-	-	47.0
Total Direct Costs		813.2	304.1	40.5	1,157.9
6000	Indirects	68.6	-	-	68.6
7000	EPCM Services	70.2	18.5	-	88.7
8000	Owners Costs	24.4	-	-	24.4
Total Indirect Costs		163.3	18.5	-	181.8
9000	Provisions (Contingency)	127.5	-	-	127.5
Project Total		1,104.1	322.6	40.5	1,467.2

Economic Analysis

The economic analysis was performed assuming a 5% discount rate for gold projects in Canada. Cash flows have been discounted to the start of construction, assuming that the project execution decision will be made, and major project financing will be carried out at this time.

The pre-tax NPV discounted at 5% (“NPV5%”) is US$3,228 million; the internal rate of return (“IRR”) is 53.8%, and payback period is 1.4 years. On a post-tax basis, the NPV5% is US$2,150 million, the IRR is 40.9%, and the payback period is 1.8 years. Cumulative post-tax unlevered free cash flow totals US$3,137 million. Tax calculations are based on the applicable tax law in place as of the date of the Springpole Report which includes both federal and provincial taxes.

The capital and operating cost estimates developed specifically for the Springpole Project are in Canadian dollars and converted with the stated exchange rate. The economic analysis has been run on a constant dollar basis with no inflation.

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The economic analysis was performed using the following assumptions:

•	Construction and commissioning period will be two years.

•	The total mine life is 9.4 years.

•	Cost estimates are in constant Q3 2025 USD with no inflation or escalation factors considered.

•	Results are based on 100% ownership with revenue from gold doré production, with a combination of 2.0% and 1.0% net smelter return (“NSR”) royalties applied to portions of the Mineral Reserve following royalty buybacks totalling US$5.2 million.

•	A silver stream agreement on 25% of payable silver produced following a stream buyback totalling US$22.5 million at a contract price of US$7.50/oz Ag factored for inflation starting in the third year of production. The revenue lost to this stream is represented as a cost in financial modelling.

•	Capital costs are funded with 100% equity (no financing assumed).

•	All cash flows are discounted to the start of the construction period using a mid-period discounting convention.

•	All metal products will be sold in the same year they are produced.

•	Project revenue will be derived from the sale of gold doré.

•	Currently, there are no contractual refining arrangements.

•	Currency exchange rate 0.74 US$ = 1.00 C$.

A summary of the project economics is shown in the following figure and table.

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Item	Units	LOM	Years 1 to 5
Gold Price	US$/oz	3,100	3,100
Silver Price	US$/oz	35.50	35.50
Foreign Exchange Rate	CAD : USD	0.74	0.74
Production
Total Tonnes Processed	Mt	102.0	53.6
Total Tonnes Waste Mined	Mt	309.5	217.0
Mill Feed Grade – Au	g/t	0.94	1.09
Mill Feed Grade – Ag	g/t	4.9	5.7
Mine Life	Years	9.4	5.0
Mill Throughput	t/d	30,000	30,000
Average Strip Ratio	waste : ore	3 : 1	3 : 2 : 1
Average Recovery Rate – Au	%	86.0	86.7
Average Recovery Rate – Ag	%	86.2	87.1
Item
Total Production – Au	koz	2,648	1,626
Total Production – Ag	koz	13,842	8,518
Average Annual Production – Au	koz/a	281	325
Average Annual Production – Ag	koz/a	1,468	1,704
Total Payable Metal – Au	koz	2,646	1,624
Total Payable Metal – Ag	koz	13,150	8,092
Revenue
Total Revenue – LOM	U$M	8,668	5,323
Average Annual Revenue	US$M/a	920	1,065
Total EBITDA – LOM	US$M	6,079	3,830
Average Annual EBITDA	US$M/a	645	766
Operating Cost
Total Operating Costs – LOM	US$M	2,361	1,352
Average Annual Operating Cost	US$M/a	251	270
Mining Cost	US$/t mined	2.57	2.41
Mining Cost	US$/t milled	9.87	11.93
Processing Cost	US$/t milled	10.72	10.74
G&A and Site Services Cost	US$/t milled	2.56	2.58
Total Operating Cost	US$/t milled	23.15	25.26
Total Cash Cost[1]	US$/oz Au	802.4	742.4
All-in Sustaining Cost[2]	US$/oz Au	937.9	876.2
Capital Cost
Initial Capital Cost	US$M	1,104	-
Sustaining Capital Cost	US$M	322	217
Closure Cost	US$M	40	-
Salvage Value	US$M	4	-
Valuation Indicators	Units	Pre-Tax	Post-Tax
NPV5%	US$M	3,228	2,150
IRR	%	53.8	40.9
Payback Period	Years	1.4	1.8
Undiscounted Cash Flow	US$M	4,588	3,137
NPV5%: Initial Capital Cost	NPV : Capex	2.9	1.9

Note:

(1)	Cash costs consist of mining costs, processing costs, mine-level G&A and refining charges, royalties, and streaming costs.
(2)	AISC includes cash costs plus sustaining capital, closure cost and salvage value.

Recent developments

Long Term Relationship Agreement (“LTRA”) – Mishkeegogamang First Nation (“Mishkeegogamang”)

In July 2025, First Mining and Mishkeegogamang First Nation announced an LTRA following a process agreement signed in 2021. The LTRA was negotiated along with a community-based consultation process to ensure that the interests and concerns of the First Nation were taken into account. The LTRA includes provisions for Mishkeegogamang to take part in the Project’s environmental management and monitoring, the implementation of adaptive management and preferential training and employability measures, equity and participation in the economic upside of the Project, the promotion of business opportunities during the mine’s construction and operations, as well as the recognition of Anishnaabe culture and the inclusion of cultural safety measures. The LTRA also sets out the sharing of financial benefits from the Springpole Project.

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Independent Geotechnical and Tailings Review Board

In 2023, First Mining convened an Independent Geotechnical and Tailings Review Board (“IGTRB”) comprised of three world-leading experts in tailings facility design and geotechnical risk assessment to review and comment on the design of the Springpole tailings and co-disposal facility. The IGTRB reviewed the updated CDF design in 2024 and provided advice on the design, construction and operational performance of the dams. In the IGTRB report, the IGTRB indicated that the First Mining has positively advanced the design concepts. The report states with the CDF dams founded on competent bedrock, there is ample foundation stability. In addition, with a negative water balance and no external runoff catchment, there would be no risk of overtopping the dams. The positive report was published as part of the final EIS/EA.

Other Programs

In November 2025, a site investigation program was commenced at the Springpole Project, comprising geotechnical, hydrogeological and geochemical drilling within the proposed Co-Disposal Facility and dyke areas, as well as in an area of the proposed south pit wall.

In Q1 2026, a program of seismic and electrical resistivity tomography (“ERT”) surveying was also initiated over these target areas, as well as downhole geophysical surveys on the drill holes targeting the Sand Zone area. This work will continue through 2026 but as of March 14, a total of 33 drill holes have been completed, totalling 1,972m.

Exploration, development and production

First Mining has significantly increased the size of its exploration mineral tenure in the immediate vicinity of the Springpole Project between 2021 and 2025 through acquisitions and option agreements, resulting in a current total controlled area of approximately 75,000 ha throughout the Birch-Uchi Greenstone Belt (“BUGB”) (see the section in this AIF entitled “About First Mining – Three-year history” for more details about these transactions).The BUGB is historically underexplored and has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts. The region has seen increased exploration activity to the north and west of Springpole over recent years spurred by regional discovery successes in the surrounding area. Historically the BUGB has hosted several past-producing gold mines including: Argosy – which produced approximately 100,000 oz. at 11.4 g/t Au; Uchi – with a reported 114,000 oz. at 4.7 g/t Au; and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, which produced gold in the 1930s.

Prospective target areas in the expanded mineral tenure include the past-producing high-grade Sol d’Or mine; the Swain Property, the Vixen North property - located nearby the past-producing Argosy mine - and the Birch Property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

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The following map shows, in green, all of the mineral rights owned through our wholly-owned subsidiary, Gold Canyon that currently comprises the Springpole Project and surrounding area, as well as all of the mineral rights in the immediate vicinity in respect of which we have entered into option or earn-in agreements (these are reflected in pink):

520000
530000
540000
550000
560000
570000
5710000
5700000
5690000
5680000
5670000
5660000
N
S
E
W
McIntyre
HGI
Springpole
Horseshoe
Satterly
Sol d'Or
Uchi Lake
Ontario
Map Extent
Kenora
Thunder Bay
Timmins
Ottawa
Toronto
Prospect/Deposit
Forestry Access Road
Option Property (First Mining)
Gold Canyon Property
Patents
Mining Lease
Mining Claim
FIRST MINING GOLD
Springpole-Birch-Uchi Projects
Red Lake Mining Division, Ontario
NTS Reference: 52N01, 02, 07, 08
Coordinates: NAD83 UTMz15
Date: February 2026
0
Kilometres
15

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Exploration

First Mining has actively been conducting regional-scale exploration in the BUGB since 2021 where the focus has been to infill data gaps, follow up on historical and newly defined prospective areas, and advance discovery to build a prospectivity pipeline.

In 2021, we completed a regional data compilation and targeting exercise on the BUGB, and conducted district-scale gold occurrence reconnaissance on First Mining’s claims. In total, 45 gold occurrences were visited, and 191 rock samples were analyzed for multi-element geochemistry.

During the summer of 2022, we followed up and expanded on our 2021 targeting work with a comprehensive field program consisting of soil geochemistry, mapping, prospecting and drilling. The soil geochemistry campaign was focused on prospective areas including four of the option properties to advance regional scale vectoring. A total of 705 soil samples were collected during this campaign. Mapping & prospecting campaigns were carried out on the Birch, Swain, Vixen, Stargazer, Horseshoe East and Satterly properties, where more than 500 grab samples were collected and submitted for gold and multi-element analysis. A targeted exploration drilling campaign was carried out on the Swain Property, which consisted of a 5-hole drill program totaling 1,557 m.

In October 2022, we completed a 3,843 line km geophysical airborne survey over portions of the Birch-Uchi mineral tenure, benchmarking and vectoring regional scale magnetic and electromagnetic features for supporting exploration targeting through the use of integrated datasets for 2023 and beyond. The geophysical survey provides a core supplement to the existing geophysical coverage in the region and was successfully supported by industry-leading service providers and partners in SkyTEM and Mira Geoscience.

During 2023, exploration activities consisted of a winter drilling program and a summer field campaign. For the winter drilling program a total of eleven drill holes for 2,760 metres were completed, focused on three target areas including Saddle, Horseshoe, and Atlantis. The results from the 2023 winter drilling highlighted robust intervals of consistent gold mineralization over significant widths, including 0.92 g/t Au over 114 m and 0.75 g/t Au over 57.70 m (drill hole SAT23-001) at the Saddle target. The program was successful in confirming the continuation of the mineralization envelope along the shear structure, opening up the exploration growth potential around the Saddle target which continues to demonstrate an evolving gold mineralization setting with advancing exploration.

The 2023 summer field campaign included regional infill mapping transects, regional and infill geochemistry and targeted prospecting. Through mapping and prospecting, 517 grab samples and 680 soil samples were taken across the exploration project area. Highlights of the work included assay results for samples from the Challenger target discovery returning 25.6 g/t Au, 7.1 g/t Au and 4.42 g/t Au in rock grab assays along a regional transect, prompting further in-field mapping and sampling to better characterize and validate the relationship between mineralization, alteration and a resistivity low extending along trend.

During 2024, exploration activities consisted of field mapping, channeling sampling, and diamond drilling. Field mapping activities were focused at BUGB regional target areas surrounding the Challenger and Bronco targets as well as at the Springpole area targets of OMJ and Springpole East. Initial drilling was completed at the Springpole East target for 2,293 holes in 5 holes with success in identification of mineralization extensions within the area of the currently proposed open pit. Drill hole SP24-011 returned 0.75 g/t Au and 3.30 g/t Ag over 134.2 m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4 m.

During 2025, exploration activities were continued including the integration and interpretation of the 2024 drilling results at the East Extension target and the delineation of strong follow-up programs supporting resource growth. Detailed geological mapping was also conducted around the core Springpole Project area to further refine the geological understanding in support of future model updates and project planning. In addition, a small regional mapping campaign was completed within the Birch-Uchi Greenstone Belt (BUGB) to advance the broader geological framework and support ongoing regional exploration targeting. A total of 159 grab samples, 6 channel samples and 161 soil samples were collected across Springpole and the Birch-Uchi projects, with final results currently being processed and reviewed to inform further geological interpretation.

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Duparquet

Technical report

The description in this section of the Duparquet Project is based on the project’s technical report: NI 43-101 Technical Report: Preliminary Economic Assessment Duparquet Gold Project, Quebec, Canada (report date: October 20, 2023; effective date: September 15, 2023) (the “Duparquet Technical Report”). The report was prepared for us in accordance with NI 43-101 by G Mining Services Inc. under the supervision of Carl Michaud, P.Eng., MBA., G Mining Services Inc., Alexandre Dorval, P.Eng., G Mining Services Inc., Marina Iund, P.Geo., InnovExplo Inc., Olivier Vadnais-Leblanc, P.Geo., InnovExplo Inc., Carl Pelletier, P.Geo., InnovExplo Inc., Simon Boudreau, P.Eng., InnovExplo Inc., Neil Lincoln, P.Eng., G Mining Services Inc., Philip Rodrigue, P.Eng., G Mining Services Inc. and Sheldon Smith, P.Geo., Stantec Consulting Ltd.; all Qualified Persons within the meaning of NI 43-101. Mr. Vadnais-Leblanc is no longer with InnovExplo Inc. and as such, the Company is no longer relying upon the work of Mr. Vadnais-Leblanc. Carl Pelletier of InnovExplo Inc. should now be regarded as the expert with respect to the portions of the Duparquet Report previously attributed to Mr. Vadnais-Leblanc. The following description has been prepared under the supervision of James Maxwell, P.Geo., Vice President, Exploration & Project Operations of First Mining who is a Qualified Person within the meaning of NI 43-101. All currencies used in this summary of the Duparquet Technical Report are in Canadian dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Duparquet Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Duparquet Technical Report in its entirety to fully understand the project. You can download a copy of the Duparquet Technical Report from our SEDAR+ profile (www.sedarplus.ca), or from our website (www.firstmininggold.com).

Note: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Project description, location and access

The Duparquet Project is located in the Abitibi-Témiscamingue administrative region in the western part of the Province of Québec, Canada. The centroid of the Project is approximately 26 km north of the city of Rouyn-Noranda and about 7 km east of the town of Duparquet, Québec. The Duparquet Project lies in the Destor and Duparquet townships and falls within the area covered by NTS map sheets 32D06 and 32D10. The approximate longitude and latitude of the centroid are 79.1304°W and 48.4836°N (NAD83), and the UTM coordinates are 638149m E and 5371738m N (NAD83 Zone 17).

The Duparquet Project can be easily reached via the all-season, paved, two-lane provincial road 101 from Rouyn-Noranda, which heads north to La Sarre over approximately 30 km, then turns westward onto provincial road 393 for approximately 15 km to Duparquet. Both roads cross through the Duparquet Project, and several gravel roads also lead onto it.

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We acquired 100% ownership of the Duparquet Project in September 2022. Duparquet consists of the amalgamation of seven contiguous claim blocks (from west to east): Beattie, Donchester, Dumico, Central Duparquet, Porcupine East, Pitt Gold, and Duquesne.

The mining concessions for the previously registered Beattie (CM292) and Donchester (CM442) properties were voluntarily allowed to lapse in April 2021 and August 2021 respectively and have since been converted to mining claims by the owners. The change from Mining Concession to Mining Claims are the result of an amendment to the Mining Act, Bill 70, Chapter M-13-1 relating to non mining operational mining concessions.

The Duparquet project, including all seven contiguous claim blocks, comprises 199 map-designated claims totalling 5,804 hectares, extending 19 km east-west and 8 km north-south along the Destor-Porcupine Fault Zone (“DPFZ”). The Beattie, Donchester and Duquesne blocks contain past-producing underground mines. Historical underground workings and a shaft were developed on the Central Duparquet block, but no gold was produced. The Lepine and Destor claim blocks of the Duquesne block are subject to a 2% NSR royalty. The remainder portion of the Duquesne claim block is subject to a 2.5% NSR royalty which is currently under negotiations with the royalty holders. Pitt Gold is subject to a 3% NSR royalty of which 1.5% can be repurchased for $1.8 million. Porcupine East is subject to a 1.5% NSR royalty.

The Duparquet Project is located in Abitibiwinni First Nation territory. Claim holders within this territory are bound by the Agreement on Consultation and Accommodation between the Abitibiwinni First Nation Council and the Government of Quebec. Parts of the Project are located inside the municipal limits of Duparquet. In addition, some parts of the Project are private lands with houses and a golf course and clubhouse.

History

Gold was first discovered on the Duparquet Township by John Beattie in 1910 and exploration and development activities continued through to 1933, when production commenced at the Beattie property. Operations continued until 1956 when, after 23 years of almost continuous production, the mine closed. During its lifetime, the Beattie mill treated 9,645,000 t with an average grade of 4.01 g/t Au and 0.99 g/t Ag from the North zone of the Beattie mine and Donchester mine (Lavergne, 1985).

The current Duparquet Project consists of 7 claim blocks: Beattie, Donchester, Dumico, Central Duparquet, Porcupine East, Pitt Gold and Duquesne. It covers and overlaps many historical mining and exploration properties, the boundaries and names of which have changed over time following ownership (and/or option) changes, the abandonment and/or addition of claims, or modifications to mining title status when claims were converted into mining leases and then into mining claims.

All the claim blocks have been the subject of multiple exploration programs carried out by numerous exploration companies. The work included prospecting and geological mapping, geophysics, geochemistry and drilling, the latter ranging from exploration-stage to mineral resource definition. The drilling programs at Beattie, Donchester, Central Duparquet and Duquesne were conducted from both surface and underground. The claim blocks have been the subject of many geological studies and reports covering a wide array of topics, from mineral resource and mineral reserve estimates to engineering studies to regional geological surveys and synthesis. Following is a discussion of the activity in more recent years.

Between 2008 and 2009, a drilling program was carried out by Clifton Star, comprising 209 holes (58,053 m) on the Beattie property and 99 holes (37,566 m) on the Donchester property.

In 2010, under the terms of a joint venture agreement with Osisko Mining Corp. (“Osisko”), the latter became the operator of a drilling program which comprised 314 holes for a total of 102,529 m on the Beattie and Donchester properties. Osisko also carried out a channel sampling program consisting of 220 channels (460 m of cut channels) to complement the drilling program. Osisko contracted SGS Mineral Service (Lakefield, Ontario) to conduct test work on Beattie Duparquet Project samples. The program included comminution test work and preliminary cyanidation and flotation tests to investigate the recovery of gold.

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During December 2010 and January 2011, Geophysics GPR International Inc. flew a helicopter-borne magnetic and time-domain electromagnetic geophysical survey for Osisko Mining Corporation’s Duparquet Project. The survey was composed of one single block and covers a large portion of the current Duparquet Project. Osisko contracted SGS Canada Inc. (“SGS”) (Geostat) to prepare a NI 43 101 compliant Mineral Resource Estimate on the Beattie sector only.

Also in 2011, Clifton Star continued drilling the Beattie and Donchester properties and started drilling the Central Duparquet property. A total of 46 holes and 28 holes extensions were drilled for a total of 17,565 m.

In 2012, Clifton Star completed surface outcrop stripping on and in the vicinity of the RWRS Zone, South Zone and the North Zone. A total of 19 outcrops on Beattie, 9 on Donchester and one on Central Duparquet properties were mechanically stripped and then sampled using a conventional channelling technique. The primary goal for the stripping and channel sampling was to test and verify the gold mineralization continuity up to surface. Clifton Star decided to resample 50 of the company’s previous holes that had been selectively sampled at the time of drilling. The selective nature of the sampling resulted in untested shoulders adjacent to mineralized zones.

From January to the end of August 2012, Clifton Star drilled a total of 35 new holes and 8 extensions of older holes. Overall, the drilling program produced 12,471 m of NQ-size core during this period. From September 2012 until January 2013, Clifton Star continued drilling the Duparquet properties. A total of 53 drill holes and 10 drill hole extensions were completed during this period, for a total of 22,675 m of NQ-size core. Clifton Star contracted Tenova Mining & Minerals – Bateman Engineering Pty to develop preliminary capital and operating costs for the construction and operation of a mineral processing plant to process from the Duparquet Project to produce gold doré. The purpose of the study was to assess the viability of the Total Pressure Oxidation, Albion ProcessTM and Biox® Leaching technologies to treat gold-rich concentrate from the Duparquet mine deposits, in order to produce gold doré bar and to provide capital and operating cost estimates to a level of accuracy of ±35% for the proposed three flowsheets.

Also in 2012, Clifton Star contracted SGS (Lakefield, Ontario) to conduct test work on Duparquet Project samples. The program included flotation, pressure oxidation and cyanidation test work to investigate the recovery of gold from ore and tailing samples. Preliminary comminution and environmental tests were also conducted.

In fall of 2012, 15 of the 19 holes of the Dumico property were entirely resampled and/or downhole surveyed by Clifton Star. Down-hole orientation surveys were done using a Gyroscope instrument.

In 2013, Clifton Star sent to SGS in Lakefield, Ontario a 12 t composite bulk sample of the Duparquet Project mineralized zones, from large diameter drill core, for metallurgical and environmental pilot tests. The planned test work included a continuous pilot plant test for POX and also for high grade gold concentrates production. Results received in September 2013 confirmed previous recoveries. Clifton Star began a surface outcrop stripping program on and in the vicinity of the RWRS Zone, South Zone and the North Zone. A total of 41 outcrops on the Beattie property were mechanically stripped and then sampled using a conventional channelling technique. The primary goal for the stripping and channel sampling was to test and verify the gold mineralization continuity up to surface.

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Also in 2013, Clifton Star decided to resample eight of the company’s previous holes that had been selectively sampled at the time of drilling. The selective nature of the sampling resulted in untested shoulders adjacent to mineralized zones. Clifton Star’s re-sampling program successfully filled in the gaps in these holes. A drilling program was carried out by Clifton Star, comprising 92 holes (16,773.5 m) on the Beattie, Donchester and Central Duparquet properties.

Geological setting, mineralization and deposit types

The Project is located in the southern portion of the Archean volcanic belt in the Abitibi region of the Superior Province. The Archean Superior Province forms the core of the North American continent and is surrounded by provinces of Paleoproterozoic age to the west, north and east and the Grenville Province of Mesoproterozoic age to the southeast.

The Abitibi Subprovince is divided into the Southern and Northern Volcanic Zones (“SVZ” and “NVZ”, respectively; Chown et al., 1992) representing a collage of two arcs delineated by the Destor-Porcupine Fault Zone (“DPFZ”) (Mueller et al., 1996). The SVZ is separated from the Pontiac Terrane sedimentary rocks, an accretionary prism to the south (Calvert and Ludden, 1999), by the Cadillac-Larder Lake Fault Zone (“CLLFZ”).

Most of the rocks in the Southern Abitibi Greenstone Belt are Archean, with ages ranging from 2,730 to 2,670 Ma. The overall geometry of the Southern Abitibi comprises east-west trending lithological sequences primarily of volcanic origin that vary in composition from ultramafic (komatiites) through to felsic rocks.

The DPFZ extends 200 km from west to east from Ontario to Québec. The deformation zone is well known for having a significant gold endowment, and several mines and projects (active or historic) can be found along the structure.

The local geology of the Duparquet Project is characterized by ENE-WSW and WNW-ESE stratigraphy, that dips steeply (80°- 85°) toward the south. The predominant structures are the SE-trending regional DPFZ and its E-W-trending fault splays. On the claim blocks, these splays include the Duquesne, Lac Lepine, Central Duparquet, Donchester and Beattie fault zones. Several subsidiary faults with NE-SW to E-W orientations are closely related to these structures.

Gold-bearing mineralization on these claim blocks includes the former Beattie, Donchester and Duquesne mines.

At the historical Beattie mine, gold has been associated with silicified and brecciated zones containing a low percentage of very fine-grained pyrite and arsenopyrite (Goutier and Lacroix, 1992). According to Bevan (2011), the main type of gold mineralization generally occurs within shears or brecciated zones along or within the adjacent syenitic intrusions and is associated with finely disseminated pyrite and minor arsenopyrite replacement. Sulphide content is generally low (0.5 to 4%), although it can sometimes reach 10%. Higher gold grades appear to be related to the finer-grained sulphides (Bevan, 2011). Historically, gold production at the Beattie mine was accompanied by the extraction of arsenic trioxide and silver as by-products. The breccia type of mineralized material is found within the metavolcanic rocks (volcanics and tuffs) and is represented as well-mineralized, siliceous, brecciated, grey-coloured, and bleached units. The porphyry-style of mineralization is represented as fine-grained, strongly silicified mineralized zones hosted in porphyry intrusives. These units generally have lower gold grades than other styles of mineralization within the deposit (Bevan, 2011).

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At the past-producing Beattie mine, the main mineralized lenses are hosted along the contacts of the shear zones (BF and DF) and the syenite intrusion. The main zone or North Zone is the northernmost contact of the syenite intrusion, and a second gold-bearing lens, the South Zone, occurs at the southern contact of the syenite intrusion.

Gold mineralization at the Donchester mine was of higher grade and associated with an E-W shear zone cutting across volcanic units and syenitic dykes (Goutier and Lacroix, 1992). This zone is interpreted as the east extension of the South Zone. At both the Beattie and Donchester mines, the South Zone can be subdivided into several mineralized lenses, modelled as ten individual subzones. Six other major mineralized zones within the Beattie-Donchester area have been interpreted by Iund et al. 2022.

Mineralization at Central Duparquet is hosted within the CDF and is of a similar nature as the South and North zones (Bevan, 2011). InnovExplo interpreted three mineralized zones at Central Duparquet.

Dumico is the eastern extension of Central Duparquet. According to Iund et al., 2022, five mineralized zones were interpreted at Dumico. Three of these strike E-W and are interpreted as extensions of the Central Duparquet CD Zones. The other two zones, which strike NW-SE, occur on the eastern portion of Dumico. Based on the current interpretation, they are thought to be associated with a secondary structure subparallel to the regional DPFZ.

At Pitt, most of the mineralized intersections have been obtained north of the DPFZ. A few isolated gold values were encountered in sediments to the south of the fault zone and a few more within schist (chlorite, sericite, carbonate, fuchsite) representing the fault zone, but although the assay values could be quite high, limited continuity could be established with the data available.

Gold mineralization is more abundant towards the north of the fault zone and is hosted within distinctive structures and units that seem to be more variable and complex. Porphyry intrusions are prominent north of the DPFZ; and their association with gold mineralization is poorly understood. It is suggested that the intrusions were emplaced along the same dilatational structures that mobilized gold-bearing fluids. Drill hole data suggests that gold is not only confined to the porphyries, and there appears to be a cross-cutting relationship between the gold-bearing structures and the porphyries or volcanic units.

The mineralization found locally on Porcupine East is disseminated sulphides associated with felsic intrusives. According to Legault et al. (2003), this type of mineralization can be of two types:

•	Disseminated with quartz-carbonate veinlets associated with quartz-feldspar porphyry, in the eastern part of the south claim block, this type can be found in the Touriet and Touriet East showings. This mineralization style is associated with known gold deposits such as the nearby Duquesne deposit and some significant deposits in the Timmins camp, including Hollinger (20 Moz), Dome (16 Moz) and McIntyre (11 Moz).

•	Disseminated sulphides associated with a syenite intrusion. On the property, this type is represented by the GF-81 showing (Porcupine-173595) towards the north. Examples of known gold deposits of this type are the nearby Beattie and Donchester deposits.

Felsic porphyry intrusions are very important for gold mineralization at Duquesne. These felsic intrusions are located on the contact between two lithostratigraphic units, in the fault zone or on the extension of the sedimentary band of the Duparquet Formation.

Gold is found in four geological settings: a) within syenite and feldspar porphyry and mafic to ultramafic host rocks within shears that splay off the DPFZ; b) within sheared and brecciated zones associated with the splay-faults and associated with quartz-feldspar porphyry and syenite porphyry; c) within quartz-carbonate-rich systems within quartz-feldspar porphyry, syenite porphyry, and quartz diorite; in particular silicified and chert rich quartz-flooding of the sheared areas of the host rocks; and d) along contacts between mafic and ultramafic sheared units.

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Exploration

Line cutting and IP survey work was completed on the Duquesne claim block in 2012, 2013, 2015 for Clifton Star Resources Inc., and in 2016 on behalf of First Mining by Geophysique TMC.

In 2017, First Mining undertook a program of channel sampling on an outcrop located in the central part of the Duquesne mining concession (#377-Block 4) approximately 450 m northwest of the Duquesne shaft. The geology encountered during the channel sampling program is dominantly a felsic intrusive (quartz porphyry) and zones of finer-grained material with a strong carbonate alteration. It is believed by First Mining to be the stratigraphic equivalent to the rocks hosting the mineralization at the Duquesne mine.

In 2024, First Mining completed foundational programs aimed to update property-wide data set coverage that includes LiDAR, magnetics, and 3D geoscience modeling. Local mapping programs were also conducted across key areas of the property.

In 2025, regional prospecting and mapping campaigns were completed at select regional targets with 262 grab samples collected with final results currently being processed and reviewed to inform further geological interpretation and potential exploration target advancement.

Drilling

In 2013, 104 holes (16,970 m) were drilled on the Project by Clifton Star, Beattie Gold Mines, and 258 Manitoba.

Between 2014 and 2018, Beattie Gold Mines drilled five holes at Beattie, at a rate of one hole per year, for a total of 1,088 m.

Between 2014 and 2018, 258 Manitoba drilled five holes at Donchester, at a rate of one hole per year, for a total of 1,039 m.

We completed a Phase I diamond drill program totaling 4,884 m between May and September 2023. This program represented the first drill program undertaken by the company since acquiring the Duparquet Project in 2022. Following the completion of the Phase I program, we commenced a Phase II diamond drill program of an additional ~5,000 m, of which 2,082 m were completed by November 12, 2023, prior to a drilling stand-down ahead of winter freeze-up conditions for recommencement in 2024.

During 2024, a total of 12,420 m in 31 drill holes was completed focused on near-resource deposit extensions, brownfields targets and regional discovery level opportunities. Strong advancements were made in deposit level extensions of the North Zone and growth opportunities via discovery in drilling of the Miroir and Aiguille targets. At Miroir an exciting new near surface zone returned 3.12 g/t Au over 19.35 m at a depth of 6.75 m downhole.

During 2025, an additional 16,577 m was completed in 43 holes focused on expanding known mineralized zones and testing new target areas. Highlights of the program included the extension of the Miroir discovery zone to approximately 150 m along strike and to a vertical depth of 250 m, where the target remains open at depth and along strike towards the east. Drilling at the Valentre Target, located approximately 225 m south of Miroir, has confirmed the continuity of the mineralized system and demonstrated potential for expansion at depth. Recent drilling has extended the Valentre target to a depth of approximately 480 m below surface, where it also remains open at depth. Additional successes from the 2025 drilling include the newly discovered Minuit zone, and the continued advancement of the Aiguille and other resource expansion targets

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Sampling, analysis and security

Beattie, Donchester, Dumico and Central Duparquet Claim Blocks

The following paragraphs describe the sample preparation, analyses, and security procedures during the drilling programs carried out between May 6, 2013, and the end of 2018, on the Duparquet Project.

The drill core was boxed, covered and sealed at the drill rigs, and transported by the drilling company employees to the core logging facility at the Beattie mine, where personnel took over the core handling.

The core was logged and sampled by (or under the supervision of) geologists, all of whom were members in good standing of the OGQ (Quebec’s professional order of geologists). A geologist marked the samples by placing a unique identification tag at the end of each core sample interval. Sample contacts respect lithological contacts and/or changes in the appearance of mineralization or alteration (type and/or strength). A technician sawed each marked sample in half. One half of the core was placed in a plastic bag along with a detached portion of the unique bar-coded sample tag, and the other half was returned to the core box with the remaining tag portion stapled in place. The core boxes were stored in outdoor core racks for future reference. Individually bagged samples were placed in security-sealed rice bags along with the sample list for delivery to the assay laboratory.

One (1) blank and one (1) certified reference material (“CRM” or “standard”) were inserted for every twenty (20) samples. The laboratory was also asked to assay one (1) pulp duplicate for every twenty (20) samples.

For every 100 samples sent to the laboratory, the numbers ending in the following digits represent QA/QC samples:

•	15, 35, 55, 75, or 95 = standard;

•	17, 37, 57, 77, or 97 = pulp duplicate of preceding sample;

•	20, 40, 60, 80, or 00 = blank.

The International Organization for Standardization (“ISO”) and the International Electrotechnical Commission (“IEC”) form the specialized system for worldwide standardization. ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories sets out the criteria for laboratories wishing to demonstrate that they are technically competent, operating an effective quality system, and able to generate technically valid calibration and test results. The standard forms the basis for the accreditation of competence of laboratories by accreditation bodies.

Samples from the 2013 to 2018 drill programs were sent to Techni-Lab S.G.B. Abitibi Inc. (“Techni-Lab”) in Sainte-Germaine-Boulé, Quebec, for preparation and analysis. Techni-Lab received ISO/IEC 17025 accreditation through the Standards Council of Canada (“SCC”). Techni-Lab is a commercial laboratory independent of the issuer and has no interest in the Project.

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Samples were analyzed for gold using fire assay with atomic absorption spectroscopy (“AAS”) finish. The nominal sample weight was 50 g. The methodology is described as follows:

•	Samples are sorted, bar-coded and logged into the Techni-Lab LIMS program before being placed in the sample drying room.
•	Samples are crushed in their entirety to 85% passing 8 mesh (2.4 mm) using either an oscillating jaw crusher or a roll crusher. A 250 to 300 g fraction derived from the crushing process is pulverized using a ring mill to 90% passing 150 mesh (106 µm).
•	Assay results are provided in Excel spreadsheets, and the official certificate (signed and sealed) is provided as a PDF file.
•	The pulverized pulp is placed in kraft sample bags, and the un-pulverized portions returned to their original sample bags.
•	The remainder of the crushed samples (the rejects) and the pulps are returned to the client and stored at the Beattie mine facility.

Samples with grades over 5.0 g/t Au were re-assayed with a gravimetric finish. If the assay result from the gravimetric finish exceeds 10 g/t Au, then the sample was re-assayed by the metallic sieve method.

The QA/QC program for drill core included the insertion of blanks, standards and duplicates in the sample stream of core samples. About 15% of the samples were control samples in the sampling and assaying process. One (1) standard, one (1) blank sample of barren rock and one (1) pulp duplicate were added to each group of 20 samples as an analytical check for the laboratory batches.

Geologists and a designated database person were responsible for the QA/QC program and database compilation. Upon receiving the analytical results, the geologists extracted the results for blanks and standards to compare against the expected values. If QA/QC acceptability was achieved for the analytical batch, the data was entered into the project’s database; if not, the laboratory was contacted to review and address the issue, including retesting the batch if required.

Accuracy was monitored by inserting CRMs at a ratio of one (1) for every 20 samples (1:20). The standards were supplied by CDN Resource Laboratories Ltd. of Langley, British Columbia. A QC failure is defined as when the assay result for a standard falls outside three standard deviations (“3SD”). Gross outliers were excluded from the standard deviation calculation.

Fourteen (14) different standards were used between 2013 and 2018. Of the 310 CRM samples, eight (8) returned results outside 3SD.

Contamination was monitored by the routine insertion of a barren sample (blank), which went through the same sample preparation and analytical procedures as the core samples.

A total of 313 blanks were inserted in the sample batches from 2013 to 2018. The blank material consisted of crushed marble. A general guideline for success during a contamination QC program is a rate of 90% of blank assay results not exceeding the acceptance limits of three times the detection limit (“3DL”). The detection limit was 0.01 g/t Au.

One (1) sample did not pass the quality control procedure, representing a success rate of 99.6%.

The precision of the pulp duplicates can be used to determine the incremental loss of precision for the pulp pulverizing stage of the process, thereby establishing whether a given pulp size taken after pulverization is adequate to ensure representative fusing and analysis.

A total of 306 pulp duplicates were assayed. The difference between the original and duplicate analyses is presented in Figure 11.3 of the Technical Report. Results show a good precision with R2=0.94. Results also show a good accuracy monitored by the linear regression line (between the 10% tolerance limit).

Overall, the sample preparation, security, analysis and QA/QC protocols performed between 2013 to 2018 followed generally accepted industry standards and that the data is valid and of sufficient quality for mineral resource estimation.

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Pitt Gold Claim Block

No new sample preparation or analytical work has been conducted on the Pitt Gold claim block since December 15, 2016, the database close-out date for the previous mineral resource estimate. The following sections describe the sampling, assaying and safety protocols used by Brionor and Normabec on the Pitt Gold claim block and were extracted and modified from Lewis and San Martin.

Normabec first employed the sampling methods and approach outlined in this section for its 2005 and 2006 drilling programs. These methods were continued throughout Normabec’s programs and those of its successor, Brionor.

Core boxes were collected at the drill site every morning by the project geologist or their assistant. Core boxes were opened at the company core shed and labelled according to the hole number and depth of the interval in the box. The core was then logged by the geologist, who outlined intervals to be sampled with red marks. Two sample tags were placed with each sample; one tag was placed in the sample bag, with the second remaining in the core box to identify the sample location. Sample information was listed in both the sample book and the geologist’s log (date, interval sampled).

The geologist decided the size of the interval to be sampled based on geological criteria such as geological contacts, alteration, and mineralization. Samples rarely exceeded a maximum length of 1.5 m and were usually greater than 30 centimetres (“cm”). The majority of the sampling was conducted using 1.0 m intervals or shorter. All samples respected the geological boundaries.

Selected intervals for assaying were split in two using a hydraulic core splitter. One half of the interval was placed in a plastic bag with one of the sample tags left in the box. The other half was put back at its original location in the core box with the second tag to identify the sample interval for future reference. The sample bag was sealed and readied for shipping to the laboratory. The core splitter was thoroughly cleaned using fine brushes between every sample to avoid contamination.

Once all samples had been collected from a core box, the boxes were piled outside the company core shed and eventually strapped when piles reached 1.5 m high. Samples were brought or shipped to the laboratory at regular intervals depending on volume (every week or every few days). Only company employees were permitted to handle the samples before they reached either the laboratory or a shipping company that was employed to deliver the samples to the laboratory. Brionor stated that in no instance was any officer, director, or associate of Brionor involved in any aspect of the sample preparation.

The core pulps and rejects were stored outdoors in Rouyn Noranda at a storage facility rented by Brionor and previously by Normabec. The pulps and rejects were not provided to First Mining when they acquired the property from Brionor. Any available drill core for Pitt Gold was moved by First Mining to the Duquesne mine site.

Activation Laboratories Ltd (“Actlabs”) in Sainte Germaine de Boulé was the accredited independent laboratory used by Brionor for the 2010 exploration program. Actlabs is an independent laboratory that has ISO / IEC 17025 accreditation through the Standards Council of Canada (“SCC”). Neither Techni Lab nor Actlabs had an interest in Brionor or its predecessor, Normabec.

The laboratory used to assay the samples for the 2005, 2006 and 2007 drilling programs was Laboratoire Expert Inc. (“Expert Inc”), which was not accredited per ISO/IEC Guideline 17025 by the SCC at the time. However, this was common for local laboratories, and they usually participated in several round robins with other laboratories while pursuing certification, without affecting the quality of the assaying being performed.

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In 2008, Techni Lab was chosen to conduct the assaying, and they continued with the assaying for the 2010 drilling program.

Duquesne Claim Block

The most recent drilling on Duquesne was conducted by Clifton Star during 2007 to 2010 when they had an option on the Duquesne claims. First Mining has not conducted any new drilling on the Duquesne claims since acquiring the property.

During the 2007 to 2010 drilling programs, the workflow from drilling to core storage was as follows:

•	The drilling contractor brought the NQ-size core to the old Beattie mine site

•	Clifton Star employees received the core boxes outside on framework supports

•	The core boxes were opened, measured, and tagged

•	The core boxes were placed in outdoor core racks

•	The core boxes were brought into the core shack, and Clifton Star’s geologists logged them

•	While logging the core, geologists indicated with a red mark where the core would be split

•	Once the core was split, the logging geologist also sampled the core

•	Each sample was put into a plastic bag along with a numbered tag

•	Samples were analyzed for gold only

•	Clifton Star stored the pulps and rejects at the old Beattie mine site

•	60 g standards were integrated into the project’s sample stream. In general, one standard sample was inserted for every 20 core samples

For the 2010 drilling program, the blanks and standards were inserted every twenty samples, according to the geologist's instructions. ALS Minerals collected the samples and transported them to the ALS Minerals facility for assaying.

Three different laboratories were used from 2007 to 2010: Techni-Lab (Actlabs) in Ste-Germaine Boulé, Laboratoire Expert in Rouyn-Noranda, and ALS Chemex in Val-d’Or. Techni-Lab (Actlabs) in Ste-Germaine Boulé, and ALS Chemex in Val-d’Or are ISO-certified and independent of the property owners. Laboratoire Expert in Rouyn-Noranda is not ISO-certified.

Handling procedures vary with the type of samples transported to the selected laboratory.

Porcupine East Claim Block

First Mining has not conducted any new sampling or analytical work on the Porcupine East claim block since it acquired the claims.

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Data verification

Beattie, Donchester, Dumico and Central Duparquet Claim Blocks

Data verification for the current Mineral Resource Estimate (“MRE”) included visits to the Duparquet Project by the “qualified person” (as defined in NI 43-101) (Marina Iund and Carl Pelletier) and an independent review of the data for selected drill holes (surveyor certificates, assay certificates, QA/QC program and results, downhole surveys, lithologies, alteration and structures).

The updated master database for the Beattie, Donchester, Dumico and Central Duparquet claim blocks contains 904 diamond drill holes totalling 270,119 m and 173,831 sampled intervals, and 2,371 samples from 892 channels (for a total length of 1,827 m).

The QP believes that the data verification process demonstrates the validity of the data and the protocols for the Beattie, Donchester, Dumico and Central Duparquet claim blocks. The QP considers the database to be valid and of sufficient quality for use in the 2023 MRE for the Duparquet Project (the “2023 MRE”).

Pitt Gold Claim Block

This item covers the verification of data supplied by First Mining for the Pitt Gold claim block and used in the current MRE. The close-out date of the 2023 MRE database for Pitt Gold is July 7, 2023.

Data verification included a site visit as well as an independent review of the data for selected drill holes (surveyor certificates, assay certificates, QA/QC program and results, downhole surveys, lithologies, alteration and structures).

The QP, Olivier Vadnais-Leblanc, visited the Pitt Gold claim block on June 1, 2023, accompanied by Louis Martin from First Mining. Mr. Vadnais-Leblanc also visited the First Mining core shack and offices in the town of Duparquet.

The QPs reviewed all the drilling information from the Pitt Gold claim block that was used for the 2023 MRE. First Mining has not drilled any holes since the 2017 MRE was published (Lewis and San Martin, 2017).

The 2023 validation included all aspects of the drill hole database (i.e., collar locations, drilling protocols, down-hole surveys, logging protocols, sampling protocols, QA/QC protocols, validation sampling, density measurements and checks against assay certificates).

The QP is of the opinion that the sample preparation, analysis, QA/QC and safety protocols used for those programs met generally accepted industry standards at the time but currently prevent a higher level of estimation confidence. As such, the Pitt Gold MRE is entirely classified as “inferred”.

Duquesne Claim Block

This item covers the verification of data supplied by First Mining for the Duquesne claim block and used in the current MRE. The close-out date of the 2023 MRE database for Duquesne is February 28, 2023.

Data verification included a site visit and an independent review of the data for selected drill holes (surveyor certificates, assay certificates, QA/QC program and results, downhole surveys, lithologies, alteration and structures).

The QP, Olivier Vadnais-Leblanc, visited the Duquesne claim block on June 1, 2023, accompanied by Louis Martin from First Mining. Mr. Vadnais-Leblanc also visited the First Mining core shack and offices in the town of Duparquet, the drill site, and the outcrops.

The QPs reviewed all the drilling information from the Duquesne claim block that was used for the 2023 MRE. First Mining has not drilled any holes since the 2016 MRE was published (Rioux, 2016).

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The 2023 validation included all aspects of the drill hole database (i.e., collar locations, drilling protocols, down-hole surveys, logging protocols, sampling protocols, QA/QC protocols, validation sampling, density measurements and checks against assay certificates).

The QP is of the opinion that the sample preparation, analysis, QA/QC and safety protocols used for those programs met generally accepted industry standards at the time but currently prevent a higher level of estimation confidence. As such the Duquesne MRE is entirely classified as “inferred”.

Porcupine East Claim Block

First Mining has not conducted any new sampling or analytical work on the Porcupine East claim block since the Company acquired the claims. There is currently no MRE defined in the Porcupine East claim block.

Mineral processing and metallurgical testing

Metallurgical test work was previously completed on the Duparquet Project and has been documented in the previous NI 43-101 Technical Report by Clifton Star et al., (2014). Several metallurgical test work programs have been completed on the Duparquet Project, with the most recent test work program completed in 2013 by SGS Canada Inc. (“SGS”) which involved flotation, pressure oxidation (POX), cyanidation, rheology and environmental bench scale test work. Currently no new metallurgical test work has been completed on samples since 2013.

After a comprehensive trade-off study, a conventional comminution and gold flotation flowsheet was selected as the appropriate treatment of mineralized material from the Duparquet deposit to produce a gold-bearing concentrate for sale.

Pilot plant flotation test work was conducted on Duparquet samples by SGS in April 2013. The pilot plant was operated to confirm previous laboratory test results and to generate concentrate for a POX pilot plant and high-grade concentrate for direct sale market evaluation. Cyanidation tests were conducted on the flotation tailing to investigate the extraction of gold from this product. Flotation test results from test PP-07 from the pilot plant tests were used as the basis for process plant design and gold recoveries for the Duparquet Report.

Previous bench scale metallurgical test work and pilot plant testing have demonstrated a saleable gold concentrate can be produced from samples from the Duparquet Project via a conventional two-stage flotation-regrind circuit. Further test work is required to optimize the flowsheet, improve gold recoveries, and optimize the reagent scheme. The Duparquet Project mineralized material is considered very hard with respect to A x b, abrasion breakage (ta) and RWI, and hard with respect to the BWI and HPGR tests. Samples were found to be abrasive.

A single JKSimMet simulation was conducted, using aforementioned grindability test results on the PP Feed sample. In the simulation, it was found that a 30.0’ x 11.0’ SAG mill, operated with a 12% ball charge would be required to grind 453 t/h crushed mineralized material with F80 of 157 mm to a product with P80 of 2 mm. The SAG mill and ball mill specific power requirements were 10.0 and 12.5 kWh/t, respectively for a total power consumption of 22.6 kWh/t. It was also found that 5.7 MW would be required for the ball mill circuit to achieve a final product size of 100 µm. One 20.0’ x 30.0’ ball mill, with internal dimensions of 5.94 x 8.99 m and assumed 0° cone angle (square mill equivalent), operating with a ball charge of about 32% was selected. The SAG and ball mill installed power should be 4,551 kW and 5,674 kW, respectively. The SAG mill motor was selected to allow a ball charge increase up to 15% as well as an increase to 78% of critical speed.

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Gravity Separation

The preliminary gravity separation test work on ground mineralized material samples indicated low gold recovery ranging from 3.7% to 14.9% and averaging 8.6%. Hence, gravity separation was not pursued.

Flotation

Bench Tests: Bench-scale flotation tests were conducted on the six mineralized material samples and in situ tailings samples evaluated for BWI (Ball Mill Work Index). The recovery of gold to concentrate by flotation was greater than 90% for most samples. The Central Duparquet Main sample is the exception with 84.6% gold recovery, increasing to 87.9% with finer grinding. Gold recovery by pressure oxidation and cyanidation treatment of the flotation concentrate was also investigated and was consistently high.

Locked-Cycle Tests: Flotation test work was conducted to investigate the recovery of gold from six mineralized samples. This program also included detailed concentrate analysis and cyanidation tests on the flotation tailings samples. Cleaner flotation tests were conducted to investigate the recovery of the gold in a saleable sulphide concentrate. The gold recovery ranged from 75.5% (Central Duparquet Main sample) to 88.5% (A Zone sample). The cleaner concentrate gold grade ranged from 39.0 to 83.6 g/t Au and the sulphur grade ranged from 20.9% to 35.9% S.

Pilot Plant Tests: Flotation tests were also conducted on a pilot plant (PP Feed) sample. The head sample was analyzed at 1.84 g/t Au, 1.16% S, 0.055% As and 7.61% CO3. The pilot plant was operated to generate bulk sulphide flotation concentrate containing 15-18% S for a subsequent pressure oxidation pilot plant to assess gold recovery and to generate 60-80 kg of a higher-grade flotation concentrate assaying over 40 g/t Au for direct sale market evaluation. With one cleaning stage the recovery of gold was 91.7% in a concentrate containing 26.8 g/t Au and 16.1% S. The results indicated that a concentrate with 47.8 g/t Au could be produced at 86.5% gold recovery. Flotation tailings were leached with cyanide to recover the gold remaining in this material. The recovery of gold from the tailings ranged from 40.2% and 45.1%.

Cyanidation on Flotation Tailings

Bench Tests: Samples of the bench-scale flotation tailings were leached under conventional cyanidation conditions. Standard bottle roll tests were conducted at 40% solids and pH 10.5 with 0.5 g/L NaCN for 48 hours. These tests gave poor gold extractions varying from 26.2% to 56.3%, confirming the refractory nature of the mineralized material.

Locked-Cycle Tests: The rougher tailings and cleaner scavenger tailings from each flotation locked cycle test were leached separately to investigate the gold extraction. Depending on the sample, between 3.9% and 11.5% additional gold was leached by cyanidation of flotation tailings. The overall gold recovery ranged from 87.0% (Central Duparquet Main sample) to 92.4% (A Zone sample).

Pressure Oxidation (POX) and Cyanidation

Bench Tests on Tailings: Test work was performed on two samples of existing tailings on the Project. The overall recovery of gold was 83.5% and 93.3%.

Bench Tests on Mineralized Material: conducted on six flotation concentrate samples. The overall recovery of gold was ranging from 91.9% to 95.4%.

The first objective of this program was to attempt to reduce costs of the pressure oxidation (POX) and carbon-in-leach (CIL) process by optimizing conditions and reducing reagent requirements. Previous investigation showed high lime consumption in CIL which was attributed to the slow breakdown of basic iron sulphates produced during pressure oxidation. To address this problem, the POX products were kept at 95°C for 4 hours in what is known as a hot cure process allowing the precipitated basic iron sulphate to solubilise back into solution. By this approach, the lime consumption in the CIL circuit was reduced by up to 95%.

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Acid additions in the pre-acidulation stage before pressure oxidation were reduced by approximately half (by 60 kg/t H2SO4) from the initial tests while maintaining the high degree of sulphide oxidation and high gold recoveries. In addition, the hot cure product solution was successfully used as the source of acid in the pre-acidulation step, eliminating the fresh acid requirement and the cost of neutralizing the POX product. Furthermore, the test work showed similar gold recovery values in the range of 96-99% at a lower POX temperature of 210°C compared to 225°C applied in previous test work. This would result in additional savings in pressure oxidation costs.

The second objective was to generate final products for environmental studies. This included the flotation tailings, detoxified CIL pulp and hot cure neutralization sludge with each sample to be evaluated separately as well as a combined tailing product which included all three tailing streams.

There is insufficient data to determine the relationship between sulphide oxidation and gold recovery and whether full sulphide oxidation is required to recover the majority of the gold. Earlier batch test work showed a direct relationship between sulphide oxidation and gold extraction.

Pilot Plant Tests: Pressure oxidation pilot test results consisted of feed preparation, pressure oxidation, a hot curing stage and thickening of the final hot cured autoclave residue.

Pressure oxidation feed (flotation concentrate): The flotation concentrate was generated from a 12 t composite sample produced from drill core from across the deposit. The selected drill core and the average flotation feed mineralized material grade (Au) were selected to be as representative as possible. The head grade of the blended concentrate is 25.4 g/t gold, 32 g/t silver with sulphide grade at 16.8%. The sulphide content is sufficient to operate the pressure oxidation process under autothermal conditions without the requirement for extra heat. The high carbonate content (4.35%) necessitates an acid pre-treatment process to remove carbonate before pressure oxidation to ensure no build-up of carbon dioxide pressure in the autoclave.

Pressureoxidation pilot plant tests: A preliminary pilot test program investigated pressure oxidation and hot curing processing of a Duparquet flotation concentrate to render precious metals extractable by cyanidation.

The cyanidation test work program has demonstrated that high gold and silver recoveries are obtainable for cyanidation of pressure oxidation residues. The recovery of gold from the pilot plant hot cure discharge ranged from 94.7% to 96.5%, with gold recovery slightly higher for tests conducted after 90-minute POX time (96.2%, Au in residue 0.96 g/t) than those tests conducted after the 60-minute POX time (95%, 1.21 g/t Au in residue).

Precious metal leaching kinetics, carbon adsorption test work and process modelling were limited to investigating cyanidation and recovery of gold from hot cured discharge samples.

Overall, the current design for the process plant is limited to one test program on one concentrate sample. The concentrate was obtained from a blend of samples from across the Project.

Gold Leaching and Carbon Adsorption Test work

Leach kinetic tests were carried out to determine the rate of gold leaching on a washed hot cure thickener underflow composite. The leach test work was conducted by bottle roll tests. The leach was conducted at 35% solids density as directed by Clifton Star. The NaCN concentration was maintained at 0.5 g/L and the pH at 10.5 with lime. Each test was carried out for 48 hours with kinetic subsampling at 1, 2, 4, 8, 12 and 24 hours. Leaching kinetics were fast with gold leaching largely complete within the first two hours.

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SGS modelled the leaching and adsorption kinetics for gold and proposed a leaching and carbon in pulp configuration for recovering the gold based on the data from the test work sample, but no data were provided for silver leaching or adsorption kinetics. Based on the test results extractable gold and silver yields are expected to increase following lime boil from 95% to 98% for gold and from 9% to ≥89% for silver.

Gold and silver leach rates were assumed to be similar at 0.8 t/h.g, and an adsorption rate of 0.010/h. Silver leaching rates are normally slower than gold but as the silver is liberated from jarosite following lime boil it may be assumed that leaching will take place at a similar rate to gold.

Cyanide Destruction

Bench Tests: The SO2/air method was used to destroy the cyanide in the CIL tailings. Batch tests were conducted at pH 8.5 to lower the CNWAD level in the pulp to approximately 1 mg/L. Although the CNWAD level was reduced to <1 mg/L, the total cyanide (CNT) level was significantly higher for the A Zone and Donchester N samples due to the presence of ferrocyanide.

Pilot Plant: Bench-scale test work program conducted to examine various process options relating to the recovery of gold by carbon adsorption from washed hot cure thickener underflow product. The program also investigated neutralization of hot cure thickener overflow solution and cyanide destruction of the cyanide leach product of the pilot plant flotation tailing and hot cure thickener underflow.

The results of the tests conducted on the rougher tailings showed that the cyanide was effectively destroyed with an SO2 addition of 5.7 g/g CNWAD (Weak Acid Dissociable Cyanide) with a copper addition as copper sulphate of 0.1 g Cu/g CNWAD. Reducing the copper addition by half resulted in an increase in the CNT (Total Cyanide) although the CNWAD remained similar. A polishing stage is required to achieve a CNT analysis of less than 1 mg/L bringing the total copper addition back to 0.1 g Cu/g CNWAD.

Sedimentation Test work

Test work by SGS investigated the rheometallurgical responses (i.e., solid-liquid separation and rheology) of the flotation tailings, flotation concentrate (PP CI Conc (POX Feed)), hot cure discharge, and combined leached tailings that were produced as part of the pilot plant test program. Overall, the aforesaid rheometallurgical test data materially reflect the liquid-solid separation and flow behaviours of the process samples tested, rendering them suitable to be used as design criteria. A possible exception to this assessment involves the hot cure stream which displayed a relatively complex rheometallurgical response. To overcome the high overflow total suspended solids content a further clarification step to remove fine solids from the supernatant may be required.

Filtration Test work

The Outotec Filtration Test Report (2013) includes the results of the filtration test on the flotation cleaner concentrate using a Larox Pressure Filter to achieve filter cake with moisture content of less than 8%. The test work evaluated filter cloth selection, filter cake thickness, filtration rate, moisture content of the cake, and cake handling characteristics.

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Neutralization Test work

Neutralization tests were performed on the pressure oxidation liquor to remove arsenic. The neutralization solution (pH 8) analysed <0.05 mg/L As. A Toxicity Characteristic Leachate Procedure (TCLP) on the neutralization solids confirmed that the arsenic was successfully removed in a stable form with leachate analyses below 0.03 mg/L As.

After filtering the hot cure product, the solutions for each sample were neutralized using limestone and lime. The purpose was to prepare the neutralized pulp for subsequent environmental studies.

The sequential neutralization test work with limestone and lime successfully demonstrated that the arsenic and iron levels in thickener overflow solutions can be reduced to below 0.1 mg/L. The Fe3+/As ratio in the hot cure discharge liquor is suitably high to favour the effective stabilisation of arsenic as an arsenate upon neutralization.

Further variability comminution test work is required to further characterize the mineralized material and waste rock.

Mineral resource estimates

The 2023 MRE was prepared using all available information. The main objective was to update the 2016 MRE for the Pitt Gold claim block and the Duquesne claim block (Lewis et al., 2016 and Rioux, 2016). A new geological interpretation has been completed for both projects.

The effective date of the current mineral resource for the Duparquet deposit is September 12, 2022. The 2023 Pitt Gold and Duquesne MREs are the most recent mineral resource estimates published on those properties. The effective date for the Pitt Gold MRE is September 15, 2023. The effective date for the Duquesne MRE is August 31, 2023.

A combination of all mineral resources from the Duparquet, Duquesne and Pitt Gold deposits is presented in the Duparquet Consolidated Mineral Resource Estimate section.

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Beattie, Donchester, Dumico and Central Duparquet Claim Blocks

The QPs have classified the current MRE for the Duparquet deposit as “measured”, “indicated”, and “inferred” resources, based on data density, search ellipse criteria, drill hole spacing and interpolation parameters. The QPs also believe that the requirement of “reasonable prospects for eventual economic extraction” has been met by having:

•	resources constrained by a pit shell, with a 50° angle in rock and a 30° angle in overburden;
•	constraining volumes applied to any blocks (potential underground extraction scenario) using Deswik stope optimizer (“DSO”) for the out-pit resources; and
•	cut-off grades based on reasonable inputs amenable to potential open pit and underground extraction scenarios.

The Duparquet deposit MRE is considered reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards.

The table below presents the results of the in-pit and underground portions of the Duparquet MRE, combining potential open pit and underground mining scenarios at respective cut-off grades of 0.4 g/t Au and 1.5 g/t Au.

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.4	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.5	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Total	-	163,700	1.36	7,200	64,917,474	1.59	3,308,880	37,371,851	1.36	1,636,044

Notes to accompany the Mineral Resource Estimate:

1.

The independent and qualified persons for the Mineral Resource Estimate, as defined by NI 43-101, are Marina Iund, P.Geo., Carl Pelletier, P.Geo., Simon Boudreau, P.Eng., all from InnovExplo, and Guy Comeau, P.Eng. from Soutex. The effective date of the estimate is September 12, 2022.

2.

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured, and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The Mineral Resource Estimate follows current CIM Definition Standards.

3.	The results are presented in-situ and undiluted and have reasonable prospects of economic viability.
4.	The estimate encompasses sixty mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed.
5.	High-grade capping of 25 g/t Au supported by statistical analysis was done on raw assay data before compositing.
6.

The estimate was completed using a sub-block model built in GEOVIA SURPAC 2021, a block size of 5 m x 5 m x 5 m and a minimum block size of 1.25 m x 1.25 m x 1.25 m. Grades interpolation was obtained by inverse distance squared (“ID2”) using hard boundaries.

7.

A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water.

8.

The Mineral Resource Estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: (i) blocks falling within a 15-m buffer surrounding existing stopes, and/or (ii) blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain indicated resources for each of the 60 mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred resources. Blocks interpolated in the envelope were all classified as Inferred resources.

9.

The Mineral Resource Estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit mineral resource met the requirement of reasonable prospects for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CAD 70.00 (UG); processing cost = CAD 11.9 to $17.0; G&A = CAD 8.75; refining and selling costs = CAD 5.00; gold price = USD 1,650/oz; USD/CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

10.	The number of metric tons and ounces was rounded to the nearest hundred, following NI 43-101 recommendations, and any discrepancies in the totals are due to rounding effects.
11.

The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the Mineral Resource Estimate.

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Tailings Portion of the Duparquet Deposit 2022 Mineral Resource Estimate

Domain	Cut-off (g/t)	Potential Measured Resource			Potential Indicated Resource
		Tonnage (Mt)	Au (g/t)	Ounces	Tonnage (Mt)	Au (g/t)	Ounces
Zones 1 and 2	0.4	19,900	2.03	1,300	-	-	-
Zones 3 and 4		-	-	-	4,105,200	0.93	123,200

Notes to accompany the Mineral Resource Estimate:

1.

The independent and qualified persons, as defined by NI 43-101, are Marina Iund, P.Geo., Carl Pelletier, P.Geo., Simon Boudreau, P. Eng., all from InnovExplo and Guy Comeau, P.Eng. from Soutex. The effective date of the estimate is September 12, 2022.

2.

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The Mineral Resource Estimate follows current CIM Definition Standards.

3.	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
4.	The estimate encompasses four tailing zones.
5.

High-grade capping supported by statistical analysis was done on raw assay data before compositing.High-grade capping was established at 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4.

6.	The estimate used a block model built in GEOVIA GEMS with a block size of 5 m x 5 m x 1 m. Grade interpolation was obtained by ID2 using hard boundaries.
7.	A fixed density of 1.45g/cm3 was used in zones and waste.
8.	The Measured and Indicated categories were defined based on the drill hole spacing (Measured: zones 1 and 2 = 30 m x 30 m grid; Indicated: Zone 3 = 100 m x 100 m grid and Zone 4 = 200 m x 200 m grid).
9.

The tailings mineral resource is reported at the in-pit cut-off grade of 0.4 g/t Au. The cut-off grade was calculated using the following parameters: processing cost = CAD 11.9; G&A = CAD 8.75; refining and selling costs = CAD 5.00; gold price = USD 1,650/oz; USD/CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

10.	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects.
11.

The QPs are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues or any other relevant issue not reported in the Technical Report that could materially affect the Mineral Resource Estimate.

Pitt Gold Claim Block

The Pitt Gold deposit MRE below includes all blocks (“must-take blocks”) that fall within a potentially mineable shape meeting “reasonable prospects for eventual economic extraction”, as specified in the CIM MRMR Best Practice Guidelines (2019).

Pitt Gold - Potential Underground Long-hole Mining
Gold Price ($)	COG (g/t Au)	Sum of Tonnes	Sum of Ounces	Grade (g/t Au)
1,800	1.75	2,120,000	187,200	2.75

Notes to accompany the Pitt Gold Project Mineral Resource Estimate:

1.

The independent qualified persons for the Pitt Gold Mineral Resource Estimate, as defined by NI 43-101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is September 15, 2023.

2.

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The Mineral Resource Estimate follows current CIM Definition Standards.

3.	The results are presented in-situ and undiluted and have reasonable prospects of eventual economical extraction.
4.	Underground: High-grade capping of 20 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
5.

The estimates used a sub-block model in GEOVIA SURPAC 2023 with a unit block size of 6 m x 6 m x 6 m and a minimum block size of 1.5 m x 0.5 m x 0.5 m. Grade interpolations were obtained by ID2 using hard boundaries.

6.

A density value of 2.7 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water.

7.	The Mineral Resource Estimate is completely classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.

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8.	The Mineral Resource Estimate for Pitt Gold was prepared using 3D block modelling and the ID2 interpolation method.
9.

The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 210 m for Inferred in all zones for Pitt Gold.

10.

The reasonable prospect for an eventual economical extraction is met by having used reasonable cut-off grades both for a potential open pit and underground extraction scenarios (minimum mining width of 2 m) and constraining volumes (Deswik optimized shapes and Whittle optimized pit-shells).

11.

Underground: The out-pit mineral resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. Pitt Gold resources are reported at a rounded cut-off grade of 1.75 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CAD 84.86 (UG); processing cost = CAD 21.010; G&A = CAD 11.75; refining and selling costs = CAD 5.00; gold price = USD 1,800/oz; USD:CAD exchange rate = 1.3; and mill recovery = 90%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

12.	Royalty NSR % in the MRE input parameters assumes First Mining exercises buy-back option.
13.

The number of metric tons was rounded to the nearest thousand and ounces were rounded to the nearest hundred, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects.

14.

The qualified persons are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported herein, that could materially affect the Mineral Resource Estimate.

Duquesne Claim Block

The Duquesne deposit MRE below includes all blocks (“must-take blocks”) that fall within a potentially mineable shape meeting “reasonable prospects for eventual economic extraction”, as specified in the CIM MRMR Best Practice Guidelines (2019).

Area	Cut-off	Duquesne Inferred Resource
(potential mining method)	(g/t)	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.5	6,300,000	1.56	316,000
UG Mining	1.75	5,030,000	3.1	501,400
Total		11,330,000	2.24	817,400

Notes to accompany the Duquesne Mineral Resource Estimate:

1.

The independent qualified persons for the Duquesne Mineral Resource Estimate, as defined by NI 43-101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is August 31, 2023.

2.

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The Mineral Resource Estimate follows current CIM Definition Standards.

3.	The results are presented in-situ and undiluted and have reasonable prospects of eventual economical extraction.
4.	In-pit and Underground: High-grade capping of 55 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
5.

The estimates used a sub-block model in GEOVIA SURPAC 2023 with a unit block size of 6m x 6m x 6m and a minimum block size of 1.5m x 0.5m x0.5m. Grade interpolations were obtained by ID2 using hard boundaries.

6.

In-pit and Underground: For Duquesne, a density value of 2.7 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water.

7.	In-pit and Underground: For Duquesne, the Mineral Resource Estimate is completely classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.
8.	The Mineral Resource Estimate for Duquesne was prepared using 3D block modelling and the ID2 interpolation method.
9.

The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 75 m for Inferred in all zones for Duquesne.

10.

The reasonable prospect for an eventual economical extraction is met by having used reasonable cut-off grades both for a potential open pit and underground extraction scenarios (minimum mining width of 2m) and constraining volumes (Deswik optimized shapes and Whittle optimized pit-shells).

11.

In-pit and Underground: The Mineral Resource Estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit mineral resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. Duquesne resources are reported at a rounded cut-off grade of 0.5 g/t Au (in-pit) and Duquesne resources (underground) are reported at a rounded cut-off grade of 1.75 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CAD 84.86 (UG); processing cost = CAD 21.010; G&A = CAD 11.75; refining and selling costs = CAD 5.00; gold price = USD 1,800/oz; USD:CAD exchange rate = 1.3; and mill recovery = 90%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

12.

Royalty % in the MRE input parameters represents NSR % after First Mining purchases the remaining NSR.13. The number of metric tons was rounded to the nearest thousand and ounces were rounded to the nearest hundred, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding effects.

14.

The qualified persons are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported herein, that could materially affect the Mineral Resource Estimate.

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Duparquet Consolidated Mineral Resource Estimate

Area (potential mining method)	Total Measured Resource			Total Indicated Resource			Total Inferred Resource
	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	-	-	-	5,506,900	2.26	399,300	16,189,000	2.6	1,354,100
Tailings	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total	183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Refer to individual MRE table footnotes for more information on Consolidated Mineral Resources Estimate

Mining methods

Introduction

The Duparquet Project is planned as a mix of conventional open pit mine and a long hole (transversal – longitudinal – uppers) underground mine for the area included in the Beattie, Donchester, Central Duparquet and Dumico claim blocks. The milling rate is planned at 5.5 metric tonnes per annum (“Mtpa”) with a ramp-up period of 0.5 years during the open pit operational period. The mill will run for eleven years. The total stockpile will reach a maximum of 2 million tonnes (Mt) to allow steady mill feed. The maximum stockpile is reached at Year 1.

Open Pit

Open pit mining will be done with the use of diesel equipment including drills and haul trucks coupled with hydraulic shovels. The Duparquet Project consists of seven pits with Pit 1 having three phases.

The peak mining rate is 27.0 Mtpa over a LOM of 11 years. A total of 43.6 Mt of mineralized material will be mined at an average diluted gold grade of 1.36 g/t Au. A total of 4.1 Mt of tailings will be mined at an average total gold grade of 0.93 g/t Au. A total of 235.1 Mt of combined waste and overburden will be extracted, including an estimate of 2.2 Mt of mineralized material that will be lost in the old underground stopes and mined as waste, resulting in a strip ratio of 5.4 t of waste per tonne of mined mineralized material. The primary production equipment includes 12 m³ diesel-hydraulic shovel coupled with 65 t high-capacity road trucks for the mineralized material, and 22 m³ diesel-hydraulic production shovels and 200 t off-highway mining trucks for the waste. An owner mining operation is planned, with overburden stripping and topographic drilling activities outsourced to contractors.

Pre-production mining will take place for about six months to provide material for construction and to remove overburden to allow access to the pits. A total of 8.8 Mt of waste and overburden as well as 1.7 Mt of mineralized material will be mined in the pre-production and ramping up period.

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Underground

The proposed underground operation consists of one mine separated in four zones accessible through access ramps from a common portal. The average underground mine production rate is 3,800 tpd of ore, and the anticipated LOM will be approximately 11 years, which includes an initial ramp-up period of 18 months. Selected mining method is sublevel transverse stoping with longitudinal and transversal variants.

Recovery methods

The preliminary process plant design for the Duparquet Project is based on a robust metallurgical flowsheet to treat gold-bearing material to produce gold concentrate. The flowsheet is based on previous metallurgical test work, industry standards and conventional unit operations. The process plant is designed to nominally treat 15,000 tonnes per day (t/d) of material and will consist of comminution and gold flotation circuits. Flotation tailings will be dewatered to produce a tailings slurry for storage onsite.

The key project design criteria for the process plant are listed below:

•	Nominal throughput of 5.475 million tonnes per year (Mt/y) of material

•	Crushing plant availability of 75%

•	Grinding and flotation circuits availability of 92% through the use of standby equipment in critical areas, inline crushed material stockpile and reliable power supply

•	Comminution circuit to produce a particle size of 80% passing (P80) of 100 µm

•	Gold flotation circuit with an average mass pull of 4.3%

•	Equipment selection based on suitability for the required duty, reliability, and ease of maintenance

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The overall flowsheet for the Duparquet Project is presented below:

The proposed process plant will consist of the following operating units:

•	Primary crushing of the Run of Mine material (“ROM”)

•	Coarse material stockpile and reclamation

•	Grinding circuit that consists of a semi-autogenous (SAG) grinding mill and ball mill with hydrocyclones producing a final product P80 of 100 µm

•	Two-stage flotation circuit to produce a sulphide concentrate

•	Concentrate dewatering consisting of a thickener and filter press

•	Tailings dewatering using a thickener and stored in a tailings storage facility (“TSF”)

•	Water systems (potable water, raw water, gland seal water and process water)

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Material from the open pit will be transported to the plant by dump trucks and tip directly to the ROM bin. Material will be withdrawn from the ROM bin to a vibrating grizzly. Oversize from the grizzly will report to the jaw crusher, which will operate in open circuit. Crushed material from the crusher discharges, together with undersize from the grizzly will be withdrawn by a sacrificial conveyor and feed a stockpile.

Reclaimed material from the stockpile will feed a SAG grinding mill with a 9,000-kW synchronous motor and VSD. SAG mill discharge will pass through a screen to remove grinding media scats and a small amount of pebbles. The SAG trommel undersize will report to the cyclone feed pump box, combining with ball mill discharge. SAG trommel oversize will be conveyed to the SAG mill feed conveyor.

Slurry from the cyclone feed pump box will be pumped to a cluster of hydrocyclones for size classification. The cyclone overflow, at a final target product P80 of 100 µm, will flow via gravity to the rougher flotation conditioning tank prior to sulphide flotation. Cyclone underflow will feed a ball mill with a 13,000 kW fixed speed motor. Slurry will overflow from the ball mill to a trommel screen, attached to the ball mill discharge end. Trommel undersize will discharge into the cyclone feed pump box.

The flotation circuit will consist of rougher and two stage cleaner tank-cells. The rougher concentrate will feed a concentrate regrind circuit. The rougher tailings will be pumped to a tailings dewatering circuit. The regrind circuit will grind the concentrate to a P80 of 38 µm and the product will feed the first cleaner flotation circuit. First cleaner flotation concentrate will be pumped to the second cleaner flotation circuit and first cleaner flotation tailings will be pumped back to the feed of the rougher circuit. Second cleaner flotation concentrate will be pumped to the concentrate dewatering circuit and second cleaner flotation tailings will be pumped back to the first cleaner circuit.

Cleaner flotation concentrate will be pumped to a thickener to increase slurry concentrate density for filtering. Flocculant will be added to the thickener feed to promote the settling of solids. The thickener overflow will report to the process water tank. The thickener underflow will be pumped to a filter feed tank and then pumped to a pressure filter to produce a gold concentrate for sale. Filtrate from the filter press will be pumped back to the concentrate filter. The dewatered gold concentrated will be loaded by front end loader into lined containers for export.

Rougher tailings will be pumped to thickener to increase tailings density. Flocculant will be added to the thickener feed to promote the settling of solids. The thickener overflow will report to the process water tank. Thickener underflow will be pumped to the TSF.

Reagents consumed within the process plant will be prepared on site and distributed via various reagent handling and makeup systems. These reagents include PAX collector, R208 collector, MIBC frother and flocculant.

Infrastructure

The infrastructure and process plant platform is located on the north side of the pits. Waste rock stockpiles are located on each side of the pits. A 4.5 km long haul road, primarily constructed using waste rock, will provide access to the infrastructure, stockpiles and the TSF area. The provincial road 393, which crosses the mine property from north to south, will be in the pit footprint and will therefore require relocation before Year 2.

The TSF, designed with a capacity of 34.5 million cubic m3 and constructed in phases without the use of liners, will leverage the favourable existing topographic and ground conditions in the eastern part of the Duparquet Project site. Additionally, a 10-million ton waste rock storage is planned with the assumption that no liner will be necessary.

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A containerized sewage treatment plant is considered, with no plans for domestic water treatment, as it is anticipated that a water well can supply water clean enough for domestic purposes. Four potential freshwater collection points have been identified to access the water sources within the historical mine stopes. Moreover, a Main Water Treatment Plant will be established to treat all on-site contact water before it is released back into the environment. The fire protection distribution system will be a standard containerized skid combined with a fire water tank which will be set up as an overflow to the raw water tank.

A new 120 kV transmission line with an approximate length of 15 km is necessary to connect with the Reneault Hydro-Québec substation to feed the process plant. The connected power at site is evaluated at 22.7 MW with an average running load of 17.4 MW.

Buildings on site are minimized as much as possible by strategically placing a single multipurpose operations building at the site entrance. This building will accommodate the security guard office, the offices for technical personnel, the change rooms, the infirmary, and a lunchroom. A temporary fabric shelter truck shop is considered for the initial years of operation, and a permanent six-bay truck shop is planned at Year 4. A 200,000-litre fuel storage system is also planned. The majority of the process plant will be housed in a building, which will include space for reagents storage. An assay lab is planned on site.

A containerized explosive magazine has been considered but the location is still to be confirmed.

There are no plans for an administrative building, warehouse, facilities for light vehicle maintenance and employee accommodations on-site, as these are considered in the nearby town. Minimal mobile equipment is considered for site operations, with the majority being rented as needed.

For the underground mine, the incorporation of a single portal, along with the inclusion of some compressors and the establishment of ventilations and escape ways, are considered.

A green wall will be built with waste rock to provide a separation between the pit and the town. Additionally, the Duparquet Project will necessitate the relocation of some houses and potentially a portion of the golf course.

Lastly, to facilitate the progress of the Duparquet Project, demolition of the existing infrastructure of the former Beattie mine will be required.

Environmental Studies, Permitting and Social/ Community Impact

Environmental baseline data necessary to support an Environmental Assessment for the Duparquet Project has been collected on an intermittent basis since 2010 by First Mining and the previous operators of the Project. In 2025, First Mining along with Stantec carried out the planning work to initiate advanced environmental baseline studies planned for the 2026 study period to collect the remaining data for the environmental assessment process. The studies, both completed and ongoing, are focused on characterizing all relevant biological and physical components of the aquatic and terrestrial environments that may be impacted by, and may interact with, the Project. The Project design incorporates certain brownfield reclamation aspects which are expected to support the improvement of the local environment, including existing groundwater and surface water conditions.

The Duparquet Project area is located within the balsam fir – white birch zone and occupies the south of the boreal zone. There have been occurrences of vegetative species at risk within 8 km of the Duparquet area of Lake-cress (Rorippa aquatiqua), Sand Violet (Viola sagittate var. ovata) and Calypso (Calypso bulbosa var. americana).

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The Duparquet Project is located in fur-bearing animal management zone UGAF3 (fur-bearing animal management units) where fur harvesting is practised. Species present among others include weasel, beaver, coyote, squirrel, wolf, otter, muskrat, lynx, black bear, and 274 species of birds are reported in the Abitibi-Témiscamingue Rouyn-Noranda region.

The northern and western project area is drained by an unnamed creek referred to as West Creek which drains west and south to Lake Duparquet. The southern portion of the project area drains via several smaller unnamed watercourses south to Lake Duparquet. The area contains a number of naturally occurring lakes. The largest is Lake Duparquet to the south of the Duparquet Project, followed by Lake Hébécourt, located west of Lake Duparquet. The Glory Hole pond on the project site represents a historic surface breakthrough of underground mining. Approximately 35 fish species are potentially present within an 8 km buffer from the Duparquet area. According to the MRNF, two spawning areas are potentially present in the region: one for walleye (Stizostedion vitreum) and the other for pike (Esox lucius).

The Duparquet Project is anticipated to require a provincial environmental assessment and potentially a federal impact assessment which will require regulatory engagement and the release of assessment guidelines. The Duparquet Project will also subsequently require a range of federal, provincial and local municipal permits.

The Duparquet Project Development Area (“PDA”) is located in the Abitibi-Témiscamingue region in its namesake community. The City of Duparquet was founded on the former Beattie mine in 1933 and the region has been shaped primarily by natural resource-based industries, including mining and forestry. There are currently six operating gold mines in the region and 11 mine projects under development according to the MRNF. In 2019, mining activities generated 1 in 7 jobs in the region. The Abitibi-Témiscamingue region is also known for commercial forestry, mineral exploration, outfitters, cabins, harvesting (e.g., trapping, hunting and fishing), and recreational land use (e.g., hiking, boating, snowmobiling and all-terrain vehicle (ATV) use).

First Mining is committed to operating the project within a sustainable development framework which protects the environment, contributes to local communities, respects human and Indigenous rights, and adheres to openness and transparency in operations. On September 18, 2025 First Mining announced the signing of a Memorandum of Understanding with the City of Duparquet for community development and collaboration on the development of the Duparquet Gold Project. As per the Stakeholder Engagement Policy, First Mining has and continues to engage with relevant government departments and agencies, Indigenous groups, and stakeholder organizations, communities and community members, business and industry organizations.

Regulatory, Stakeholder and Indigenous Engagement

Since acquiring the Duparquet Project in September 2022, First Mining has held meetings with the MELCCFP, MNRF and Ministry of Mines. The focus of the meetings has been to establish introductory dialogue and share the current status and next steps associated with the advancement of the project. Specific discussions have focused on on-going exploration, and the planning for the reclamation of the historical roaster residue storage bunker. First Mining has emphasized that the future site redevelopment will also support managing the existing brownfield site conditions from historical mining activity on the property including historical tailings, impacted soils and groundwater.

First Mining has initiated outreach to the 14 residential property owners located within the potential future mine footprint and established a process for advancing required acquisitions through the Memorandum of Understanding established with the City of Duparquet in September 2025. Additional outreach focuses on local stakeholders and local land users including the snowmobile club and golf club, the local business community and First Nation business opportunities. Key contacts have been updated on the current scopes of work and next steps planned for the Duparquet Project. Future plans include expanding the network of stakeholders to share information about the Duparquet Project.

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Introductory outreach to date has also focused on the First Nation community of Pikogan located approximately 60 km east of the Duparquet Project. Additionally, as per the Indigenous Peoples Policy, First Mining acknowledges the unique relationship Indigenous Peoples hold within their traditional territories and the rights associated with those lands and resources. First Mining will focus on the environmental protection on those territories in the concept project planning, and through meaningful consultation and collaboration the project can be developed to support the respective community development goals.

Capital and Operating Costs

Capital Expenditures

The Capital Expenditure (“CAPEX”) estimate is summarized in the table below. Work Breakdown Structure (“WBS”) Areas 100 to 600 include the Project’s direct costs, while WBS Areas 700 to 900 cover indirect costs, owner’s costs and mine pre-production. The CAPEX for construction, equipment purchase and pre-production activities is estimated at $706 million, excluding pre-production revenues. The CAPEX includes a contingency of 25% of the total directs and indirects. The pre-production revenue of the construction period is estimated at $58.1 million.

Capital Expenditures	C$ M
100: Infrastructure	10.4
200: Power and Electrical	14.7
300: Water	37.4
400: Mobile Equipment	4.5
500: Mining	102.2
600: Process Plant	189.9
700: Construction Indirects	89.8
800: General Services	53.9
Construction Cost	502.7
990: Contingency	125.7
900: Pre-production, Start-up, Commissioning	57.2
Working Capital	20.3
Total	706.0

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Sustaining Capital

Sustaining capital of $737.8 million is required over the LOM for infrastructure, power supply, mine equipment purchases (additions and replacements), G&A and surface equipment purchases (additions and replacements), mine development expenditures and underground mine development

Operating Costs

The operating costs include open pit and underground mining, processing, G&A and royalties. The costs for concentrate transportation to smelters and smelting and refining charges are not considered site operating costs and are therefore excluded from the OPEX estimate. The transportation costs and smelter conversion charges (“TC/RC”) are deducted from gross smelter revenues to estimate the NSR. The LOM operating cost summary is presented in the table below. The total cash operating cost per ounce produced is USD 751/oz and the AISC per ounce produced is USD 976/oz, inclusive of all sustaining capital and closure costs.

Item	Total LOM Cost (M CAD)	Unit Cost (CAD / t milled-production)
Mining Open Pit	872.9	20.85
Mining Underground	531.9	44.26
Total Mining	1,404.8	23.82
Processing	624.7	10.59
General and Administration	173.1	2.90
Total	2,202.5	37.35

Economic Analysis

The economic model results are presented in terms of NPV, IRR, and payback period in years for recovery of the initial CAPEX. These economic indicators are presented on both pre-tax and after-tax basis. The NPV is presented both undiscounted (NPV0%) and using a discount rate of 5% (NPV5%).

The Duparquet PEA is preliminary in nature as it includes “inferred mineral resources” that are too geologically speculative for the economic considerations that would enable them to be categorized as mineral reserves to be applied, and there is no certainty that the Duparquet Project will be realized.

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The economic results on a before-tax and after-tax basis are presented in the table below:

Economic Results Summary	Unit	Before-Tax Results	After-Tax Results
NPV 0%	CAD M	1,877.9	1,124.0
NPV 5%	CAD M	1,073.0	588.2
IRR	%	24.9%	18.0%
Payback	Years	3.8	4.8

Conclusions and Recommendations from Duparquet PEA

The Duparquet PEA, compliant with NI 43-101 standards, was prepared by experienced consultants and QPs, following recognized engineering standards. The main conclusions on the mining and mineralized material estimation are as follows:

•	The production schedule is based on mining a combined total of mineralized material to ensure a 5.5 Mtpa mill feed.

•	While no additional geotechnical investigations have been conducted since the 2014 prefeasibility study, geotechnical data from the 2014 documents were considered as part of this preliminary study.

•	The open pit mining method consists of conventional open pit mining with drilling, blasting, loading, and hauling activities, reaching a maximum of 27 Mtpa.

•	Open pit mine design including ramps and in-pit waste disposal, block model dilution, time cycle study, and sequence optimization was done for all pits and phases.

•	The mineralized material for the open pit comprises 43.6 Mt at an average diluted grade of 1.36 g/t Au.

•

Mine equipment selection requires a separate fleet for ore and waste to achieve the planned production. Drilling will be done using diesel DTH production drills, loading will be done using 22 m³ diesel-hydraulic front shovel coupled with 200 tonnes trucks in the waste, and 12 m³ diesel-hydraulic shovel coupled with 65 tonnes high-capacity road trucks. This will help improve mining recovery and reduce external dilution.

•	The underground mining method that consists of both transversal and longitudinal variants of mechanized long hole stoping is the most well suited to this type and geometry of ore body.

•

To achieve the optimized mine to mill production target considered within the PEA, the mine plan requires ore development and production from multiple mining blocks, with multiple stopes available per block across the four zones.

•	Underground mine design including CAPEX and OPEX development was optimized considering the stope design and infrastructure requirements.

•

Mining and development sequence optimization was performed for all underground zones, considering the production targets, time cycle study, and productivity rates calculated for every development and production activity.

•	The mineralized material for the underground comprises 12.02 Mt at an average diluted grade of 2.25 g/t Au.

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Recent Developments

In 2025, 16,577 m of diamond drilling was completed across 43 holes, targeting the expansion of known mineralized zones and the evaluation of new exploration targets. The program successfully advanced key areas, including further extensions of the Miroir discovery zone and the Valentre target.

Additionally in 2025, a lined pad facility was constructed at the project site for management of historic site residues.

Non-material projects

We hold non-material mineral properties in our portfolio that is a resource-stage asset which have NI 43-101 technical reports that support resources of less than one million ounces of attributable gold.

Canada

Pickle Crow Project, Ontario

We own a 30% interest in PC Gold, the joint venture company that owns the Pickle Crow Project. Our joint venture partner FireFly Metals (“Firefly”) owns the remaining 70% of PC Gold, and is the current operator of the Pickle Crow Project. For further information, see the section in this AIF entitled “Investor Information – Material contracts – Pickle Crow Earn-In Agreement”.

On February 2, 2026, Firely agreed to sell its interest in PC Gold to Bellavista Resources Ltd (“Bellavista”), for 80 million Bellavista shares and contingent consideration of 50 million Bellavista performance rights. The transaction is expected to close in H2 2026.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz. Au. The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR+ profile at www.sedarplus.ca.

Cameron Gold Project, Ontario

The Cameron Gold Project (“Cameron Project”) comprises 1,789 mining claims, 24 patented claims, 7 licences of occupation and 4 mining leases. All of the claims are located within unsurveyed crown lands, and are situated in the Rowan Lake, Heronry Lake, Tadpole Lake, Brooks Lake, Lawrence Lake, Bluffpoint Lake, and Dogpaw Lake areas, and the Phillips and Godson townships. The total area of the project is approximately 495.74 km2 (49,574 ha).

As of December 31, 2025, we owned a 100% interest in the Cameron Project through our wholly-owned subsidiary, Cameron Gold Operations Ltd. In November 2025, we announced the sale of our subsidiary to Oronova Energy Corp., which was renamed to Seva Mining Corp. This transaction was closed on March 9, 2026. As of the date of this AIF, we do not hold a project interest in the Cameron Project and currently own 48.5% of the common shares outstanding of Seva Mining Corp.

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Risks that can affect our business

There are risks in every business.

The nature of our business means we face many kinds of risks and hazards – some that relate to the mineral exploration industry in general, and others that apply to specific properties, operations or planned operations. These risks could have a significant impact on our business, earnings, cash flows, financial condition, results of operations or prospects.

The following section describes the risks that are most material to our business. This is not, however, a complete list of the potential risks we face – there may be others we are not aware of, or risks we believe are not material today that could become material in the future. We have in place systems and procedures appropriate for a company at our stage of development to manage these risks, to the extent possible, but there is no assurance that we will be successful in preventing the harm that any of these risks could cause.

Types of risk

•	Exploration, development, production and operational risks

•	Financial risks

•	Political risks

•	Regulatory risks

•	Environmental risks

•	Industry risks

•	Other risks

Exploration, development, production and operational risks

Exploration and development risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

•	few properties that are explored are ultimately developed into producing mines;

•	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;

•	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and

•	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on our operations and financial condition.

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Operational hazards and risks

Our operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals. To the extent that we take a property to production, we will be subject to all of the hazards and risks associated with the production of minerals. These risks include:

•	unusual and unexpected geological formations;

•	rock falls;

•	seismic activity;

•

flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability;

•	environmental pollution, and consequent liability that could have a material adverse impact on our business, operations and financial performance;

•	mechanical equipment, facility performance problems and industrial accidents;

•	periodic disruptions due to inclement or hazardous weather conditions; and

•

designs to mitigate environmental impacts may not perform as anticipated or material properties/quantities may vary from predictions resulting in environmental impacts and/or additional expense to mitigate.

Substantial expenditures

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in certain cases, to develop infrastructure at any site chosen for exploration. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing mineral properties is affected by many factors including:

•	the cost of operations, which may fluctuate due to a variety of factors, including inflation;

•	variations in the grade of mineralized material mined;

•	fluctuations in metal markets; and

•	such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on expenditures as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which our properties are located, occasionally in poor climate conditions.

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No history of mineral production

First Mining has no history of commercially producing metals from its mineral exploration properties. There can be no assurance that we will successfully establish mining operations or profitably produce gold or other precious metals on any of our properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond our control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render Mineral Reserves and deposits containing relatively lower grades of mineralization uneconomic.

While our Springpole and Duparquet Projects are currently in development, none of our other mineral properties are currently under development or production. The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

•	the timing and cost of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits;

•	our ability to build relationships with, and secure consent from, the Indigenous communities around our projects; and

•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that our activities will result in profitable mining operations or that mining operations will be established at any of our properties.

Title risks

Title to mineral properties, as well as the location of boundaries on the ground may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities. At all properties where we have current or planned exploration activities, we believe that we have either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

We do not have title insurance for any of our mining claims and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all our claims; therefore, the precise area and location of such claims may be in doubt. In addition, many of our mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein. Accordingly, our properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects. In January 2022 we became aware that the Cat Lake First Nation and certain other parties have filed a Statement of Claim against the Crown seeking an order from the Ontario Superior Court of Justice that all mineral tenure over which the Cat Lake First Nation claim exclusive aboriginal title (which includes the land where the Springpole Project is situated) be returned to them and all mining permits, leases, licenses and patents in respect of such lands be cancelled. We are continuing to monitor this claim but there is no assurance it will be resolved in the favour of the Crown. If the claim is resolved in favour of the Cat Lake First Nation this would have a material and adverse effect on our ability to operate and develop the Springpole Project. Please see the "Political Risks – Indigenous Peoples" in this AIF below for further information. In addition, we may be unable to explore our properties as permitted or to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operation.

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Mineral Reserves/Mineral Resources

The properties in which we hold an interest are currently considered to be in the exploration stage and do not contain a known body of commercial minerals beyond the PFS level. Mineral Resources and Mineral Reserves are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized.

Mineral Resources on our properties have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the applicable technical reports. Future production, if any, could differ dramatically from Mineral Resource and Mineral Reserve estimates because, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	calculation errors could be made in estimating Mineral Resources and Mineral Reserves;

•	increases in operating mining costs and processing costs could adversely affect Mineral Resources and Mineral Reserves;

•	the grade of the Mineral Resources and Mineral Reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

•	declines in the market price of the metals may render the mining of some or all of the Mineral Reserves uneconomic.

Estimated Mineral Resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Resource and Mineral Reserve estimates.

Any reduction in estimated Mineral Resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on our earnings, results of operations and financial condition.

Because we do not currently have any producing properties, mineralization estimates for our properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on our results of operations or financial condition.

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Capital costs, operating costs, production and economic returns

Actual capital costs, operating costs, production and economic returns with respect to our properties may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to develop or take our projects into production may be significantly higher than anticipated. To the extent that such risks impact upon any such properties, there may be a material adverse effect on results of operations on such properties which may in turn have a material adverse effect on our financial condition.

None of our mineral properties have sufficient operating history upon which we can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the mineralized material to be mined and processed;

•	anticipated recovery rates metals from the mineralized material;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us, may differ significantly from those anticipated by our current studies and estimates due to a variety of factors, including increased inflation and ongoing hostilities in the Ukraine and the Middle East, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

Property interests

The agreements pursuant to which we hold rights to certain of our properties provide that we must make a series of cash payments over certain time periods or make minimum exploration expenditures. If we fail to make such payments or expenditures in a timely manner, we may lose some or all of our interest in those projects.

Availability of supplies

As with other mineral exploration companies, certain raw materials, supplies and other critical resources used in connection with our operations are obtained from a sole or limited group of suppliers. Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources. In addition, the ongoing hostilities in the Ukraine and Middle East may cause disruptions in global supply chains which may reduce or eliminate the availability of certain supplies, particularly those sourced from outside of Canada. Any decrease in the supplier’s inventory could cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, and timing of exploration and development programs.

Lack of infrastructure

The completion of the development of our development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the development of our exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of our projects will be completed on a timely basis, if at all; any resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of our projects will not be higher than anticipated.

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Personnel recruitment and retention

The success of our operations and development projects depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate. The number of persons skilled in exploration and development of mining properties is limited and competition for such persons is intense. As our business grows, we may require additional key financial, administrative, and mining personnel as well as additional operations staff. There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases. If we are unable to attract and retain sufficiently trained, skilled or experienced personnel, our business may suffer and we may experience significantly higher staff or contractor costs, which could have a material adverse effect on our operations and financial condition.

Financial risks

Substantial capital requirements

Our management team anticipates that we may make substantial capital expenditures for the exploration and development of our properties, in the future. As we are in the exploration stage with no revenue being generated from the exploration activities on our mineral properties, we have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. As of the date of this AIF, financial markets have suffered significant disruption due to the ongoing hostilities in the Ukraine and the Middle East and sanctions imposed by many nations on Russia and Belarus could cause additional disruptions, particularly if hostilities spread to other nations. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require us to alter our capitalization significantly. Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

History of net losses

We have received no revenue to date from activities on our properties, and there is no assurance that any of our properties will generate earnings, operate profitably or provide a return on investment in the future. We have not determined that production activity is warranted as of yet on any of our mineral properties. Even if we (alone or in conjunction with a third party) undertake development and production activities on any of our mineral properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.

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We are subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

•	the timing and cost, which can be considerable, for the further construction of mining and processing facilities;

•	the availability and costs of skilled labour, consultants, mining equipment and supplies;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and

•	the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that our activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our other properties.

Potential volatility of share price

The securities markets in Canada have in the past experienced a high level of price and volume volatility, and the market price of securities of many junior companies have experienced wide fluctuations in price. The market price of our shares may be volatile and could be subject to wide fluctuations due to a number of factors, including but not limited to: actual or anticipated fluctuations in the results of our operations; changes in estimates of our future results of operations by management or securities analysts; portfolio balancing activities by exchange traded funds; and general economic or industry changes. In addition, the financial markets are currently experiencing significant price and value fluctuations due to a number of factors including from the ongoing hostilities in the Ukraine and the Middle East and sanctions imposed by many nations on Russia and Belarus. Such fluctuations may have a disproportionate impact on equity securities of venture issuers which is unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the mining industry specifically, may also adversely affect the market price of our shares.

Non-Canadian investors

We are a public Canadian corporation, with our principal place of business in Canada. A majority of our directors and officers are residents of Canada and a significant portion of our assets and the assets of a majority of our directors and officers are located outside the United States. Consequently, it may be difficult for US or foreign investors to effect service of process within their local jurisdiction upon First Mining or its directors or officers or such experts who are residents of Canada, or to realize in their local jurisdiction upon judgments of local courts (including, but not limited to, judgments predicated upon civil liabilities under the United States Securities Act of 1933, as amended). Investors should not assume that Canadian courts: (i) would enforce judgments of foreign courts obtained in actions against First Mining or such directors, officers or experts (including, but not limited to, judgments predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States); or (ii) would enforce, in original actions, liabilities against First Mining or such directors, officers or experts predicated upon foreign securities laws (including, but not limited to, the US federal securities laws or any state securities or “blue sky” laws). In addition, the protections afforded by Canadian securities laws may not be available to foreign investors.

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Volatility of metal prices

Metal prices are affected by numerous factors beyond our control, such as industrial demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, forward sales by producers, production and cost levels, changes in investment trends, global and regional levels of supply and demand, metal stock levels maintained by producers, inventory carrying costs, availability, demand and costs of metal substitutes, international economic and political conditions, armed hostilities, economic sanctions, reduced demand resulting from obsolescence of technologies and processes utilizing metals and increased production due to new mine developments and improved mining and production levels. Gold prices are sometimes subject to rapid short-term changes because of speculative activities, and the market price of gold and other metals may not remain at current levels. If these prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties. In the event of a sustained, significant drop in gold prices, we may be required to re-evaluate our assets, resulting in reduced estimates of Mineral Resources and Mineral Reserves and in material write-downs of our investment in mining properties. Furthermore, since gold prices are established in US dollars, a significant decrease in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect our results with respect to development of and eventual sale of gold.

Global financial conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as armed hostilities ongoing in the Ukraine and the Middle East and economic sanctions. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, instability of certain financial institutions, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Uncertainty of Trade Policies

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Equity Interests in Other Issuers

We may from time to time hold shares or other financial interests in other companies, including publicly listed companies. As shareholders, we are subject to the risk that these companies may make business, financial or management decisions with which we do not agree or may take risks or otherwise act in a manner that does not serve our interests. In addition, the market price of the shares of such companies may be highly volatile and will be subject to many of the same factors as apply to our common shares. These shares may also be subject to restrictions on resale or may be illiquid. We may therefore have difficulty in selling such securities or realizing value for them.

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Dilution

The number of common shares we are authorized to issue is unlimited. We may, in our sole discretion, issue additional common shares from time to time, and the interests of the shareholders may be diluted thereby.

Political risks

Indigenous peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials (collectively, the “Instruments”) relate to the rights of Indigenous peoples, including the First Nations and Métis of Canada. We operate in some areas presently or previously inhabited or used by Indigenous peoples including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights. Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of Indigenous people concerning resource development. Some mandate that government consult with, and if required, accommodate Indigenous people for government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits. The obligations of government and private parties under the various international and national Instruments pertaining to Indigenous people continue to evolve and be defined.

Government policy and its implementation regarding Indigenous consultation (including the requirements that are imposed on the mining industry) and accommodation continue to change. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects. In addition, the federal government has committed to introducing legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples(“UNDRIP”).Some provinces and territories are also considering, or have introduced, similar legislation. It is uncertain how the federal and other governments intend to implement UNDRIP. Implementation may add additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational additional obligations or restrictions.

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Our current operations and current and future exploration program may be subject to a risk that one or more groups of Indigenous people may oppose the operations or development of any of our properties or on properties in which we hold a direct or indirect interest, even where we have entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities. Opposition by Indigenous people to our operations may require modification of or preclude development of our projects or may require us to enter into agreements with Indigenous people with respect to projects on such properties. Such agreements or restrictions on operations may have a material adverse effect on our business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company. In January 2022, we became aware that the Cat Lake First Nation and certain other parties filed a Statement of Claim against the Crown seeking an order from the Ontario Superior Court of Justice that all mineral tenure over which the Cat Lake First Nation claim exclusive aboriginal title (which includes the land where the Springpole Project is situated) be returned to them and all mining permits, leases, licenses and patents in respect of such lands be cancelled. We subsequently became aware that the Crown’s Statement of Defence was filed on February 10, 2023, with the Crown seeking a dismissal of the Cat Lake Claim and putting forward a cross-claim against the Province of Ontario for contribution and indemnity in the event Canada is found liable to pay monies to the Cat Lake First Nation as a result of the Cat Lake Claim. We are continuing to monitor this claim but there is no assurance it will be resolved in favour of the Crown. If the claim is resolved in favour of the Cat Lake First Nation this could have a material and adverse effect on our ability to operate and develop the Springpole Project. In addition, even if the Cat Lake First Nation’s claim is not wholly successful, it could result in process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for the Springpole Project.

Regulatory risks

Government approvals

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local Indigenous populations. The costs associated with compliance with these laws and regulations can be substantial. Although we believe our activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of our properties. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

Mineral claims, licenses and permitting

Our mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. Our business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits. In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within our control.

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Our current and anticipated future operations, including further exploration, development activities and commencement of production on our properties, require licenses and permits from various governmental authorities. Our business requires many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations on the Company, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we are required to conduct environmental assessments pertaining to the potential impact of our operations on the environment and to take steps to avoid or mitigate those impacts. We cannot be certain that all licenses and permits that we may require for our operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

On August 28, 2019, the Impact Assessment Act came into force and replaced the Canadian Environmental Assessment Act, thereby establishing a new environmental assessment process. It is uncertain how the new assessment process adopted by the federal government will result in a more efficient approval process. The Impact Assessment Act broadens the assessment factors to include health, economy, social, gender, and sustainability considerations. On October 13, 2023, the Supreme Court of Canada ruled that sections of the federal Impact Assessment Act are unconstitutional, and the federal government has indicated that it will make changes to align the Act with the Supreme Court’s ruling. The lack of regulatory certainty is likely to have an influence on investment decisions for major projects. Even when projects are approved on a federal level, such projects often face further delays due to interference by provincial and municipal governments, as well as court challenges related to issues such as Indigenous rights, the government’s duty to consult and accommodate Indigenous peoples and the sufficiency of the relevant environmental review processes. Such political and legal opposition creates further uncertainty.

Anti-bribery legislation

Our activities are subject to a number of laws that prohibit various forms of corruption, including domestic laws, that prohibit both commercial and official bribery and anti-bribery laws that have a global reach such as the Corruption of Foreign Public Officials Act. The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a government official, party official, candidate for political office, or political party, an employee of a state-owned or state-controlled enterprise, or an employee of a public international organization.

Environmental risks

Environmental laws and regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions, conditions and prohibitions on, amongst other things, spills, releases or emissions of various substances produced in association with mining operations and development. The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and may require the deposit of adequate reclamation and remediation security. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Companies engaged in exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities or are in discussions with the appropriate government regulatory bodies to ensure an adequate plan. We cannot give any assurance that, notwithstanding our precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws even where there has been no intentional wrong-doing.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

We may be held liable should environmental problems be discovered that were caused by former owners and operators of our mineral projects. At the Duparquet Project, we are aware of certain legacy environmental issues relating to the past operation of the Beattie and Donchester mines in the 1930s to 1950s, including the presence of 3,000 tonnes of roaster residue containing arsenic trioxide that has been stored on the site within a cement containment bunker since the previous operators ceased operations, with an additional 500 tonnes stored in sealed containers within sea cans. In 2025, a permit was issued by MELCCFP authorizing the remediation work associated with the bunker. Remediation activities in 2025 included site preparation, construction of a new storage area and construction of an access road. Excavation of the bunker, placement of the residue within approved containment inside of new sea cans, and transportation of the residue material to the new approved storage area will occur in 2026.

Compliance with emerging climate change regulations

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

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Physical impacts of climate change

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other impacts on our business, including transportation difficulties and supply disruptions for, amongst other things, consumables (diesel, tires, sodium cyanide, etc.) and reagents. There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Industry risks

Speculative nature of mineral development activities

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, may, for a variety of factors not be economic to produce.

The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as:

•	market fluctuations;

•	the proximity and capacity of milling facilities;

•	mineral markets;

•	processing equipment; and

•	government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Estimates of Mineral Resources, Mineral Reserves, mineral deposits and production costs can also be affected by such factors as:

•	environmental permitting regulations and requirements;

•	weather;

•	environmental factors;

•	unforeseen technical difficulties;

•	unusual or unexpected geological formations; and

•	work interruptions.

In addition, the grade of mineralized material ultimately mined may differ from that indicated by drilling results.

Short term factors relating to mineral properties, such as the need for orderly development of mineralized bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Our mineral properties are all in the exploration stage only and are without known bodies of commercial mineralized material. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish Mineral Reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that our mineral exploration activities will result in any discoveries of new commercial bodies of mineralized material. There are no reassurances that commercial production activities will commence on any of our properties.

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Competition

The mining industry is highly competitive. We compete with companies for the acquisition, exploration and development of gold and other precious and base metals, and for capital to finance such activities, and such companies may have similar or greater financial, technical and personnel resources available to them.

Other risks

Reliance on key employees

We manage our business with a number of key personnel, including key contractors, the temporary or permanent loss or unavailability of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. In assessing the risk of an investment in our shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and the Board of Directors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us. We do not maintain “key person” insurance policies in respect of our key personnel.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest from time to time. In addition, Keith Neumeyer, a director of the Company, is the Chief Executive Officer of First Majestic and Raymond Polman, a director of the Company, is a director of First Majestic, and accordingly, may be considered to have a conflict of interest with respect to First Majestic and the Springpole Stream Agreement. The BCBCA provides that if a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose their interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics. As a result of a conflict of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

Uninsured risks

Our business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to our properties, personal injury or death, delays in program development, monetary losses and possible legal liability.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us. These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non‐payment of fees or taxes, erroneous or incomplete filings or non‐fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

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Although we maintain insurance to protect against certain risks in amounts that we consider reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against certain risks, such as environmental pollution or other hazards as a result of exploration and production, is not generally available to us or to other mineral exploration companies on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations and business outlook.

Litigation and regulatory proceedings

We may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with our operations, or investigations relating thereto. While we are presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material to us and may materially adversely affect our ability to continue operations. In addition, we may be subject to actions or related investigations by governmental or regulatory authorities in connection with our business activities, including, but not limited to, current and historic activities at our mineral properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of our licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of our operations. Our current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

Future Acquisitions and Dispositions

As part of our business strategy, we have sought and may continue to seek new mining and exploration opportunities in the mining industry and may dispose of certain of our properties in the future. In pursuit of acquisition opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into us. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	the bankruptcy of parties with whom we have arrangements;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

•	the acquired business or assets may have unknown liabilities which may be significant;

•	delays as a result of regulatory approvals; and

•	exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

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Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position. In addition, when negotiating disposition arrangements we may be required to provide a potential purchaser with contractual indemnities which could lead to potential liability and have a material adverse impact on our financial performance, cash flow and results of operations.

The Company cannot assure that it can complete any acquisition, disposition or business arrangement that it pursues on favourable terms, or that any acquisitions, dispositions or business arrangements completed will ultimately benefit the Company. In addition, future acquisitions by the Company may be completed through the issuance of debt or equity, and in the case of equity, the interests of shareholders in the net assets of the Company may be diluted.

Joint ventures

Our business plan anticipates that we may retain interest in properties which we have transferred in whole or in part to other parties who may choose to establish mining operations, and that interest may be in the form of a joint venture or earn-in arrangement, such as the Pickle Crow Earn-In Agreement entered into in relation to the Pickle Crow Project. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests that may be held through joint venture arrangements, including the Pickle Crow Project, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition:

•	disagreements with joint venture partners on how to develop and operate mines efficiently;

•	inability to exert influence over certain strategic decisions made in respect of joint venture properties;

•	inability of joint venture partners to meet their obligations to the joint venture or third parties; and

•	litigation between joint venture partners regarding joint venture matters.

We are not the operator of the Pickle Crow Project and therefore the success of any operations will be dependent on our joint venture partner (who will act as operator). We are subject to the decisions made by the operator in the operation of the Pickle Crow Project and we will have to rely on the operator for accurate information about the project. Failure by the operator to prudently manage the operations of the Pickle Crow Project could have a material adverse effect on our business, results of operations and financial position. In addition, in the future, we may become responsible for funding our pro rata share of expenditures at the Pickle Crow Project, in the event we do not fund these expenditures, our interest in the Pickle Crow Project will be diluted which could have a material adverse effect on our business, results of operations and financial position.

Future Sales of Shares

Sales of a substantial number of our shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of our shareholders intend to sell our shares, could reduce the market price of our shares. A decline in the market price of the shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

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The issuance of shares to shareholders whose investment profile may not be consistent with our business may lead to significant sales of our shares or a perception that such sales may occur, either of which could have a material adverse effect on the market for and market price of our shares. In addition, exchange traded funds may from time to time rebalance their portfolio holdings which could result in the sale of a significant number of our shares in a short period. We are unable to predict the effect that sales may have on the then prevailing market price of our shares.

Reputation Loss

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition and growth prospects. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to us and our activities, whether true or not. We do not ultimately have direct control over how we are perceived by others and reputational loss could have a material adverse impact on our financial performance, financial condition and growth prospects.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Accordingly, the Company’s interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions.

Commodity Price Risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The changes in commodity prices could have a material adverse effect on the business, operations and financial condition of the Company.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company seeks to manage credit risk with respect to its cash and cash equivalents by holding its cash and cash equivalents through high credit quality major Canadian financial institutions as determined by rating agencies.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to endeavour to ensure that there is sufficient capital on hand to meet ongoing obligations.

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates of ensure that there is sufficient capital on hand to meet ongoing obligations. Despite this, there can be no assurance that the Company will be able to continue to secure additional financing in the future on terms that are favourable. This gives rise to a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern, which would adversely affect its ability to realize its assets and discharge its liabilities in the normal course of business. The annual consolidated financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Global financial markets, and the economy in general, are continuing to experience extreme volatility which may impact our ability to obtain financing. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Legal proceedings

There are no material legal proceedings which we are or were a party to or to which our properties are or were subject, either during the financial year ended December 31, 2025 or as of the date of this AIF, nor are we aware that any material proceedings are contemplated.

During the financial year ended December 31, 2025, and as of the date of this AIF, we have not had any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or by a court or regulatory body. We have also never been involved in a settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

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Information Security

We have become increasingly dependent upon the development and maintenance of information technology systems that support the general operation of our business. Exposure of our information technology infrastructure to external threats poses a risk to the security of these systems. Such cyber security threats include unauthorized access to information technology systems due to hacking, viruses and other deliberate or inadvertent causes that can result in service disruptions, system failures and the disclosure of confidential business information. Any such information security risks may be increased given the increased remote access to our information and technology systems.

The Company applies risk management controls in line with industry accepted standards to protect our information assets and systems; however, these controls may not adequately protect against cyber security breaches. There is no assurance that we will not suffer losses associated with cyber security breaches in the future, including with respect to negative effects on our operational performance, the incurrence of regulatory penalties, reputational damage and costs required to investigate, mitigate and remediate any potential vulnerabilities.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although we undertake a number of procedures in order to help ensure the reliability of our financial reports, including those imposed on us under Canadian and United States securities laws, we cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s financial statements and reduce the trading price of the common shares.

Investor information

Share capital

Our authorized share capital consists of:

•	an unlimited number of common shares; and

•	an unlimited number of preferred shares, issuable in series.

Common shares

We can issue an unlimited number of common shares with no nominal or par value. As of December 31, 2025 we had 1,343,755,162 common shares outstanding and as of the date of this AIF we had 1,383,547,524 common shares outstanding. All of our outstanding common shares are fully paid and non-assessable.

The following is a summary of the principal attributes of our common shares:

Voting rights

Holders of our common shares are entitled to vote on all matters that are to be voted on at any shareholder meeting, other than meetings that are only for holders of another class or series of shares. Each common share you own represents one vote. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

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Dividends

Holders of our common shares are entitled to share pro rata in any profits of First Mining to the extent that such profits are distributed either through the declaration of dividends by our Board or otherwise distributed to shareholders. There are no indentures or agreements limiting the payment of dividends. The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Rights on dissolution

In the event of the liquidation, dissolution or winding up of First Mining, the holders of our common shares will be entitled to receive, on a pro ratabasis, all of our assets remaining after payment of all of our liabilities.

Pre-emptive, conversion and other rights

Holders of our common shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and our common shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of our common shares. There are no provisions discriminating against any existing or prospective holder of our common shares as a result of such shareholder owning a substantial number of common shares. In addition, non-residents of Canada who hold our common shares have the same rights as shareholders who are residents of Canada.

Preferred shares

We can issue an unlimited number of preferred shares with no nominal or par value. As of the date of this AIF, we did not have any preferred shares outstanding.

The preferred shares are issuable in series. The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and return of capital and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of First Mining.

Our Board is empowered to fix the number of shares and the rights to be attached to the preferred shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to our articles of incorporation and to applicable law, the preferred shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Security-based compensation and convertible securities

Security-based compensation

The Company’s amended & restated share-based compensation plan (the “Amended and Restated Share-Based Compensation Plan”) dated April 23, 2025, and the unallocated entitlements under the plan were most recently approved by the Company’s shareholders on June 11, 2025. The maximum number of common shares issuable under the Amended and Restated Share-Based Compensation Plan, together with the number of common shares issuable under any other security-based compensation arrangement of the Company, shall not in the aggregate exceed 10% of our issued and outstanding common shares.

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The Amended and Restricted Share-Based Compensation Plan allows for the issuance of up to 10% of our issued and outstanding common shares as incentive share options (“Options”), bonus shares, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) to our directors, officers, employees and consultants.

For a full description of the Amended and Restated Share-Based Compensation Plan, see Appendix A of our management information circular dated April 23, 2025, a copy of which can be found under our SEDAR+ profile at www.sedarplus.ca.

As of December 31, 2025 there were 64,730,000 Options outstanding, with exercise prices ranging from $0.117 to $0.46 and expiry dates ranging from February 06, 2026 to December 02, 2030. As of the date of this AIF there were 66,490,000 Options outstanding, with exercise prices ranging from $0.117 to $0.58 and expiry dates ranging from May 19, 2026 to February 17, 2031.

As of December 31, 2025 and as of the date of this AIF, there were 13,925,871 and 13,289,204 RSUs outstanding, respectively.

As of December 31, 2025 and as of the date of this AIF, there were 12,550,000 and 12,600,000 PSUs outstanding, respectively.

As of December 31, 2025 and as of the date of this AIF, there were 1,909,000 and 1,999,000 DSUs outstanding, respectively.

As of December 31, 2025, there were 185,387,926 share purchase warrants outstanding to acquire First Mining Shares at exercise prices ranging from $0.20 to $0.27, and with expiry dates ranging from June 21, 2026 to August 05, 2028. As of the date of this AIF, there were 165,746,906 share purchase warrants outstanding.

Escrowed securities

As at December 31, 2025, no First Mining Shares were subject to a contractual restriction on transfer and the following First Mining Shares, held by a vendor of a property the Company had acquired in February 2022, were held in escrow pursuant to the terms of an escrow agreement:

Designation of Class	Number of Securities Subject to Escrow	Percentage of Class
Common Shares	500,000(1)	0.04%

Notes:

(1)	As of the date of this AIF, no First Mining Shares remain in escrow. It was released from escrow on January 31, 2026.

Material contracts

With the exception of contracts made in the ordinary course of business, as of the date of this AIF, we have no material contracts other than the following:

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Silver Stream Agreement

On June 10, 2020, First Mining and its wholly-owned subsidiary, Gold Canyon, entered into the Silver Stream Agreement with First Majestic (the “Silver Stream Agreement”) pursuant to which First Majestic agreed to purchase 50% of the payable silver produced from Springpole for the life of the project.

The key terms of the Silver Stream Agreement are as follows:

Consideration Details

•

In return for its share of payable silver produced from the Springpole Project once production has commenced, First Majestic will make ongoing stream payments to First Mining equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at Springpole.

•

First Majestic agreed to pay US$10,000,000 to First Mining upon closing of transaction, with US$2,500,000 of this amount payable in cash, and the remaining US$7,500,000 payable in First Majestic Shares based on the volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX for the 20 trading days up to the day immediately prior to the closing date. These cash and share payments were made to First Mining when the Silver Stream transaction closed on June 10, 2020.

•

First Majestic agreed to pay First Mining an additional US$7,500,000 within five business days of a public announcement by First Mining of the completion of a positive PFS for Springpole, with US$3,750,000 of this amount payable in cash, and the remaining US$3,750,000 payable in First Majestic Shares (based on the 20-day VWAP of First Majestic Shares as of the date of First Mining’s public announcement). These cash and share payments were made to First Mining five business days after the Company’s news release in January 2021 announcing the positive results of a PFS for the Springpole Project.

•

First Majestic will pay a final amount of US$5,000,000 to First Mining upon the Company receiving approval of either a federal or provincial Environmental Assessment for Springpole, with US$2,500,000 million of this amount payable in cash, and the remaining US$2,500,000 million payable in First Majestic Shares (based on the 20-day VWAP of First Majestic Shares as of the date of such approval). This final payment was accelerated and amended to be an all-cash payment of US$5,000,000 and was made to First Mining in March 2025. See “Amending Agreement” below.

Other Transaction Terms

•

First Mining agreed to issue 30 million Warrants to First Majestic on the closing date of the Silver Stream Transaction, with each Warrant entitling First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. These warrants were issued to First Majestic when the Silver Stream transaction closed on June 10, 2020. The Treasury Metals (now NexGold Mining Corp) Distribution resulted in the adjustment provisions for these Warrants being triggered, and as a result, the exercise price of these Warrants was reduced to $0.374 and an additional 2,050,228 Warrants with a $0.374 exercise price were issued to First Majestic. As a result, First Majestic now holds a total of 32,050,228 Warrants at an exercise price of $0.374 which expire on July 2, 2025. These warrants were amended in March 2025. See “Amending Agreement” below.

•	We have the right to repurchase 50% of the Silver Stream by paying US$22,500,000 to First Majestic at any time prior to the commencement of commercial production at Springpole.

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•	We have granted a right of first refusal to First Majestic with respect to any future silver stream financings for Springpole.

•

First Mining and First Majestic agreed to form a three-member technical committee (the “Technical Committee”) comprised of two members from First Mining and one member from First Majestic. The Technical Committee will advise First Mining on metallurgical testing, process flow sheet development and through the completion of the PFS and Feasibility studies for Springpole. This Technical Committee was established following the closing of the Silver Stream transaction on June 10, 2020.

Amending Agreement

•

In March 2025, First Mining entered into an amending agreement (the "Amending Agreement") with First Majestic to the Silver Stream Agreement. Pursuant to the Amending Agreement, First Mining and First Majestic agreed to amend the terms of the final tranche payment ("Tranche 3") under the Silver Stream Agreement, such that it will now be a cash-only payment of US$5 million, and it will be payable by First Majestic by March 31, 2025. The payment was received on March 27, 2025.

•

As consideration for amending the terms of the Trance 3 payment, First Mining has amended the terms of the common share purchase warrants (the "Warrants") that were issued to First Majestic on July 2, 2020 under the terms of the Silver Stream Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. Pursuant to the Amending Agreement, the exercise price of the Warrants has been revised to $0.20, and the expiry date of the Warrants has been extended to March 31, 2028. The Warrants were exercised on December 16, 2025 by First Majestic.

Market for our securities

Our common shares are listed and traded on the TSX under the symbol “FF”, on the OTC-QX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

We have a registrar and transfer agent for our common shares:

Computershare Investor Services Inc.

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9.

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Prior sales

During our most recently completed financial year we issued the following securities which are not listed or quoted on a marketplace:

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price ($)	Expiry Date
February 14, 2025	17,800,000 (1)	0.125	February 14, 2030
April 4, 2025	200,000 (1)	0.125	April 4, 2030
October 31, 2025	800,000 (1)	0.32	October 31, 2030
November 24, 2025	400,000 (1)	0.33	November 24, 2030
December 2, 2025	600,000 (1)	0.46	December 2, 2030
Total	19,800,000

Notes:

(1)	Issued to directors, officers, employees or consultants of First Mining.

Restricted Share Units

Date of Issuance	Number of Restricted Share Units Issued
February 14, 2025	7,756,956 (1)

Notes:

(1)	Issued to directors, officers and employees of First Mining.

Performance Share Units

Date of Issuance	Number of Performance Share Units Issued
February 14, 2025	3,600,000(1)

Notes:

(1)	Issued to certain officers and employees of First Mining.

Deferred Share Units

Date of Issuance	Number of Deferred Share Units Issued
February 14, 2025	400,000 (1)

Notes:

(1)	Issued to one director of First Mining.

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Trading activity

2025	High ($)	Low ($)	Volume
January	0.140	0.115	18,881,436
February	0.140	0.120	15,803,281
March	0.155	0.120	20,634,279
April	0.175	0.115	29,640,903
May	0.170	0.140	21,789,407
June	0.210	0.160	28,449,573
July	0.195	0.150	38,250,802
August	0.205	0.160	29,788,883
September	0.340	0.205	70,008,758
October	0.350	0.270	79,755,401
November	0.440	0.300	116,218,054
December	0.590	0.420	114,514,908

The table above shows the high and low closing prices and trading volumes of our common shares on the TSX for each month of our most recently completed financial year.

Our team

Directors

All our directors are elected for a one-year term, and hold office until our next annual shareholder meeting, unless he or she resigns before that time or steps down, as required by corporate law. The information below as to principal occupation and shares beneficially owned has been furnished by the respective individuals. The directors of First Mining as of the date of this AIF are as follows:

Director	Board committees	Principal occupation or employment for past five years
Keith Neumeyer Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee Corporate Governance & Nominating Committee

Founder and Chairman of First Mining since March 30, 2015

January 2026 to present – Founder and CEO, First Majestic Silver Corp. (mining company)

December 1998 to present – Director, First Majestic Silver Corp. (mining company)

November 2001 to January 2026 – Founder, President and Chief Executive Officer, First Majestic Silver Corp. (mining company)

Ownership of Securities:	43,342,813 shares	7,375,000 options
	1,459,500 DSUs	8,875,000 warrants

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Director	Board committees	Principal occupation or employment for past five years
Leanne Hall, ICD.D Ontario, Canada Director since October 30, 2020	Compensation Committee (Chair)

Director of First Mining since October 30, 2020.

November 2024 to Present – Founder, SevGen Consulting

March 2024 to Present - Independent Consultant

December 2019 to March 2024 – Chief Executive Officer of Creative Fire (100% owned Indigenous strategy, engagement, research and data analytics firm).

Ownership of Securities:	296,000 shares	2,900,000 options
40,000 DSUs

Director	Board committees	Principal occupation or employment for past five years
Richard Lock Montana, U.S.A. Director since April 1, 2020	Audit Committee Compensation Committee Corporate Governance & Nominating Committee (Chair)

Director of First Mining since April 1, 2020

Director of Intrepid Metals Corp. since December 2024 (mining company)

April 2022 to present – Chief Executive Officer and a Director of Oroco Resource Corp. (mining company)

January 2020 to April 2022 – Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)

Ownership of Securities:	920,653 shares	3,475,000 options
130,000 warrants

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Director	Board committees	Principal occupation or employment for past five years
Raymond L. Polman, CPA, CA, ICD.D British Columbia, Canada Director since March 30, 2015	Audit Committee (Chair) Corporate Governance & Nominating Committee

Director of First Mining since March 30, 2015

May 2022 to present – Director of First Majestic Silver Corp. (mining company)

February 2007 to December 2021 – Chief Financial Officer of First Majestic Silver Corp. (mining company)

Ownership of Securities:	3,490,833 shares	4,595,000 options
	499,500 DSUs	514,000 warrants

Director	Board committees	Principal occupation or employment for past five years
Daniel W. Wilton British Columbia, Canada Director since January 7, 2019	None

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2021 to present – Director of Providence Living (non-profit residential care provider)

August 2020 to June 2022 – Director of Treasury Metals Inc. (now NexGold Mining Corp, mining company)

September 2010 to June 2021 – Director and Vice Chair of Providence Health Care (non-profit health care provider)

Ownership of Securities:	15,568,328 shares	9,800,000 options
	6,101,489 RSUs	4,150,000 PSUs
3,227,500 warrants

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Officers

Our officers are appointed by our Board. The information below as to principal occupation and shares beneficially owned has been furnished by the respective individuals. The officers of our Company as of the date of this AIF are as follows:

Officer	Principal occupation or employment for past five years
Daniel W. Wilton Chief Executive Officer British Columbia, Canada

CEO and a Director of First Mining since January 7, 2019

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2021 to present – Director of Providence Living (non-profit residential care provider)

August 2020 to June 2022 – Director of Treasury Metals Inc. (now NexGold Mining Corp, mining company)

September 2010 to June 2021 – Director and Vice Chair of Providence Health Care (non-profit health care provider)

Ownership of Securities:	15,568,328 shares 4,150,000 PSUs 6,101,489 RSUs	9,800,000 options 3,227,500 warrants
Officer	Principal occupation or employment for past five years
Lisa M. Peterson, CPA, CA Chief Financial Officer British Columbia, Canada

Chief Financial Officer of First Mining since September 2022

October 2023 to present – Director of Thesis Gold Inc. (mining company)

July 2021 to September 2022 – Chief Financial Officer of Slater Corporate Services Corporation (private company providing professional services to various mining companies)

October 2018 to June 2021 – Vice President, Corporate Reporting of SkyPower Services ULC (renewable energy company)

Ownership of Securities:	521,195 shares 2,900,000 PSUs 2,914,895 RSUs	3,700,000 options 42,750 warrants

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Officer	Principal occupation or employment for past five years
James Maxwell, P. Geo VP, Exploration and Project Operations British Columbia, Canada

VP Exploration and Project Operations of First Mining since January 2024

October 2021 to January 2024 – VP Exploration of First Mining (promoted to VP Exploration and Project Operations in January 2024)

May 2008 to October 2021 – Director of Exploration, Exploration Manager of Sabina Gold & Silver Corp.

Ownership of Securities:	1,823,676 shares 2,355,000 PSUs 1,205,043 RSUs	3,545,000 options 215,000 warrants
Officer	Principal occupation or employment for past five years
Stephen Lines VP, Sustainability Quebec, Canada	VP Sustainability of First Mining since January 2024 December 2020 to January 2024 – VP Environment and Community Relations of First Mining (promoted to VP Sustainability in January 2024)
Ownership of Securities:	822,950 shares 2,010,000 PSUs	3,370,000 options 1,171,710 RSUs

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Officer	Principal occupation or employment for past five years
Richard Huang VP, Corporate Development and Corporate Secretary Ontario, Canada	VP Corporate Development and Corporate Secretary of First Mining since April 2025 October 2020 to March 2025 – VP Corporate Development of First Mining
Ownership of Securities:	2,219,766 shares 1,650,000 PSUs 1,079,202 RSUs	4,020,000 options 185,050 warrants

To our knowledge, the total number of common shares that the directors and officers as a group either: (i) beneficially owned; or (ii) exercised direction or control over, directly or indirectly, as at the date of this AIF was 69,006,214 - common shares. This represents approximately 5.0% of our outstanding common shares as at the date of this AIF (on an undiluted basis).

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Interest of management and others in material transactions

To our knowledge, other than as disclosed herein, no director, executive officer or shareholder that either: (i) beneficially owns; or (ii) controls or directs, directly or indirectly, over 10% of any class of our outstanding securities, nor their associates or affiliates, have or have had within the three most recently completed financial years, any material interests, direct or indirect, in any transaction that has materially affected, or is reasonably expected to materially affect, our Company.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics.

Other information about our directors and officers

None of our directors or officers, or a shareholder holding a sufficient number of securities of First Mining to affect materially the control of our Company, is or was a director or executive officer of another company (including our Company) in the past 10 years that:

•

was subject to a cease trade or similar order, or an order denying that company any exemption under securities legislation that was in effect for more than 30 consecutive days, while the director or executive officer held that role with the company;

•

was involved in an event while the director or executive officer was acting in that capacity that resulted in the company being subject to one of the above orders after the director or executive officer no longer held that role with the company; or

•

while acting in that capacity, or within a year of acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of them in the past 10 years:

•	became bankrupt;

•	made a proposal under any legislation relating to bankruptcy or insolvency;

•	has been subject to or launched any proceedings, arrangement or compromise with any creditors; or

•	had a receiver, receiver manager or trustee appointed to hold any of their assets.

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None of them has ever been subject to:

•

penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Audit Committee information

National Instrument 52-110 Audit Committees (“NI 52-110”) requires us to have an audit committee (the “Audit Committee”) comprised of not less than three directors all of whom are “independent” and “financially literate” (as such terms are defined in NI 52-110). NI 52-110 also requires us to disclose in this AIF certain information regarding the Audit Committee. That disclosure is set out below.

Overview

The Company’s Audit Committee is principally responsible for:

•	recommending to our Board the external auditor to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor;

•	overseeing the work of the external auditor;

•	reviewing our annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by our Board and publicly disseminated; and

•

reviewing our financial reporting procedures and internal controls to ensure adequate procedures are in place for our public disclosure of financial information extracted or derived from our financial statements.

Committee charter

A copy of the Audit Committee’s charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Our current Audit Committee consists of Raymond Polman (current chairman of the Audit Committee), Keith Neumeyer and Richard Lock.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of our Board, reasonably interfere with the exercise of the member’s independent judgment. All of the members of our Audit Committee are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of our Audit Committee are “financially literate” as that term is defined in NI 52-110.

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Relevant education and experience

The following is a description of the skills and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee:

Raymond Polman, CPA, CA (Chairman of Audit Committee)

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of First Majestic Silver Corp. from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services, a large privately-owned consultancy serving the global mining community. Mr. Polman holds a CPA, CA designation from the Institute of Chartered Accountants of British Columbia, Canada, and holds a Bachelor of Science (Economics) from University of Victoria, British Columbia, Canada, as well as an ICD.D designation from The Institute of Corporate Directors.

Keith Neumeyer

Mr. Neumeyer has worked in the investment community for over 30 years. He began his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. He also founded and is currently the Chief Executive Officer of First Majestic Silver Corp., and he is the founder of First Mining. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Richard Lock

Mr. Lock is a veteran mining executive with more than 30 years of experience in project management, development and operations for major mining companies including Rio Tinto, Western Potash, DeBeers and Anglo American. Mr. Lock is currently the Chief Executive Officer and a Director of Oroco Resource Corp. He is also a Director of Intreprid Metals Corp. since December 2024. His most recent prior roles include Senior Vice President and Project Director for the NorthMet mining project in Minnesota being developed by PolyMet Mining Corp., Construction Director for KAZ Minerals’ Peschanka open pit copper mine in Russia and executive and project director roles at Arizona Mining’s Hermosa Zinc Project in the United States. Mr. Lock has been involved with numerous projects including Yara International’s Dallol potash project in Ethiopia, Western Potash’s Milestone potash project in Canada, and several of Rio Tinto’s projects including the Resolution and Keystone copper assets in the U.S. and the Diavik diamond mine in Canada’s Northwest Territories. Mr. Lock holds a Bachelor of Science in Mining Engineering from Cardiff University in the United Kingdom.

Audit Committee oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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Reliance on certain exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-approval policies and procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee approves all non-audit services in advance.

External auditor service fees (by category)

PricewaterhouseCoopers LLP served as the Company’s external auditor for the years ended December 31, 2025 and December 31, 2024. The aggregate fees billed by our external auditor during the years ended December 31, 2025 and December 31, 2024 are set out in the table below:

	Year Ended December 31, 2024	Year Ended December 31, 2025
Audit fees (1)	$399,820	$355,016
Audit-related fees (2)	Nil	Nil
Tax fees (3)	$101,650	$93,959
All other fees (4)	Nil	Nil
Total	$501,470	$448,975

(1)	Represents the aggregate fees billed and expected to be billed by our external auditor for audit and audit related services.

(2)

Represents the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit Fees”.

(3)	Represents the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice and tax planning.

(4)	Represents the aggregate fees billed for products and services provided by our external other than those services under “Audit Fees”, “Audit-Related Fees” and “Tax fees”.

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Interests of experts

Independent Registered Public Accounting Firm

The Corporation’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 30, 2026, in respect of the Corporation’s consolidated financial statements as at December 31, 2025 and December 31, 2024 and for each of the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Qualified persons

All technical and scientific information discussed in this AIF, including Mineral Resource and Mineral Reserve estimates for our material properties other than the Duparquet Project, has been reviewed and approved by Hazel Mullin, P. Geo., our Director, Data Management and Technical Services, who is a Qualified Person for the purposes of NI 43-101.

All technical and scientific information discussed in this AIF that relates to the Duparquet Project, has been reviewed and approved by James Maxwell, P. Geo., Vice President, Exploration & Project Operations of First Mining, who is a Qualified Person for the purposes of NI 43-101.

The following individuals prepared the Springpole Technical Report:

•	Tommaso Roberto Raponi, P. Eng., Ausenco Engineering Canada ULC;

•	Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.;

•	Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.;

•	David Bleiker, P.Eng., WSP Canada Inc.; and

•	Daniel Russel, P.Geo., WSP Canada Inc.

The following individuals prepared the Duparquet Technical Report:

•	Carl Michaud, P.Eng. of G Mining Services Inc.;

•	Alexandre Dorval, P. Eng. of G Mining Services Inc.;

•	Neil Lincoln, P. Eng., of G Mining Services Inc.;

•	Philip Rodrigue, P. Eng. of G Mining Services Inc.;

•	Marina Iund. P.Geo. of InnovExplo Inc.;

•	Olivier Vadnais-Leblanc, P.Geo. of InnovExplo Inc.;

•	Carl Pelletier. P.Geo. of InnovExplo Inc.;

•	Simon Boudreau, P. Eng. of InnovExplo Inc.;

•	Sheldon Smith MES, P. Geo., of Stantec Consulting Ltd; and

•	Guy Comeau, P.Eng., of Soutex.

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Each of the abovementioned firms or persons named in this section, “Qualified persons”, hold, as either a registered or beneficial holder, less than one percent of the outstanding securities of First Mining or of any associate or affiliate of First Mining. None of the aforementioned firms or persons named in this section, “Qualified persons”, received any direct or indirect interest in any securities of First Mining or of any associate or affiliate of First Mining in connection with the preparation and review of any technical report or this AIF. None of the aforementioned firms or persons named in this section, “Qualified persons”, nor any directors, officers or employees of such firms or persons, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of First Mining.

Additional information

You can find more information about First Mining under our SEDAR+ profile at www.sedarplus.ca and on our website at www.firstmininggold.com.

Our most recent management information circular dated April 23, 2025 contains additional information on how our directors and officers are compensated, the principal holders of our securities, and the securities that are authorized for issuance under our equity compensation plans, and is available under our SEDAR+ profile at www.sedarplus.ca.

For additional financial information about First Mining, see our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2025, which are also available under our SEDAR+ profile at www.sedarplus.ca and on our website at www.firstmininggold.com.

Reference should be made to the full text of the above documents which are available for review and, for greater certainty, are not incorporated by reference in this AIF. Copies of the above documents may be obtained from First Mining by contacting us at Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, telephone: 1.844.306.8827.

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Appendix A – Audit Committee Charter

FIRST MINING GOLD CORP.

AUDIT COMMITTEE CHARTER

1. INTRODUCTION

(a)

The audit committee (the “Committee”) is appointed by the board of directors (the “Board”) of First Mining Gold Corp. (the “Company”) to be responsible for the oversight of the accounting and financial reporting process and financial statement audits of the Company.

(b)	This charter is prepared to assist the Committee, the Board and management in clarifying responsibilities and ensuring effective communication between the Committee, the Board and management.

2. COMPOSITION

(a)	The Committee will be composed of three or more directors as determined by the Board, from time to time.

(b)

Each member of the Committee will meet the criteria for independence and financial literacy established by National Instrument 52-110 Audit Committees and any other applicable laws as well as the rules of any stock exchanges upon which the Company’s securities are listed. At least one member of the Committee will have experience as a Chartered Professional Accountant, Chief Financial Officer (“CFO”) or Corporate Controller of similar experience, or demonstrably meaningful experience, overseeing such functions as a senior executive officer.

(c)

Each member of the Committee will sit on the audit committees of no more than three reporting issuers, or four if the director has demonstrable financial expertise (for example, if the director is a former CFO).

(d)	The Board will appoint a Chair of the Committee who shall:

(i)	convene and preside over Committee meetings and ensure they are conducted in an efficient, effective and focused manner;

(ii)	assist with the preparation of an agenda and ensure that meeting materials are prepared and disseminated in a timely manner;

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(iii)	ensure that the Committee has sufficient time and information to make informed decisions; and

(iv)	provide leadership to the Committee and management with respect to matters covered by this Charter.

3. RESPONSIBLITIES

The Committee has the responsibility to:

(i)	review and recommend for approval by the Board the following before they are publicly disclosed:

(A)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company;

(B)	the auditor’s report, if any, prepared in relation to those financial statements; and

(C)	the Company’s annual and interim earnings press releases;

(ii)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(iii)	recommend to the Board:

	(A)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

	(B)	the compensation of the external auditor;

(iv)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(v)	monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls that management and the Board has established;

(vi)	monitor the management of the principal risks that could impact the financial reporting of the Company;

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(vii)	establish procedures for:

	(A)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(B)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(viii)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

(ix)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(x)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings;

(xi)	review and report to the Board on its concurrence with the disclosure required by Form 52-110F1 in any annual information form or management information circular; and

(xii)	periodically review and update the Company’s Whistleblower Policy and administer the procedures set out in the Whistleblower Policy.

The Committee will meet as often as it deems necessary to fulfil the foregoing duties, but not less frequently than quarterly.

4. AUTHORITY

The Committee has the authority to:

(i)	engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

(ii)

The Committee has the authority to communicate directly with and to meet with the external auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.

5. REPORTING

The Committee will prepare and maintain minutes of its meetings and report to the Board on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Board meeting.

6. ANNUAL REVIEW

The Committee will review this charter annually and will consider whether any amendments or updates are warranted.

7. EFFECTIVE DATE

This Charter was implemented by the Board on May 19, 2015, as amended by the Board on June 14, 2023, and on March 27, 2024. The Charter was reviewed by the Board on March 30, 2026.

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